Western Digital®

2020 PROXY STATEMENT

Western Digital®

Western Digital creates environments for your data to thrive. As a leader in data infrastructure, we are driving the innovation needed to help customers capture, preserve, access and transform an ever-increasing diversity of data. Everywhere data lives, from advanced data centers to mobile sensors to personal devices, our industry-leading solutions deliver the possibilities of data.

Western Digital's vision is to architect how data enables the world to solve its biggest challenges. We have a passion to innovate and lead the charge in the transformation of data. Creating the right environment where our employees can thrive is key to how we do business. Quality products, exceptional customer service and industry-leading solutions all come from a culture that's inclusive, forward-thinking and bold enough to imagine the possibilities of data.

Our strategy supports our mission to be recognized as the world's leading data infrastructure company

We continue to pursue a long-term value-creation strategy underpinned by growth in Big Data and Fast Data applications. Western Digital's platform is strategically positioned to play a key role in supporting long-term growth trends.

Our strategy is dependent on continuing to build a culture of growth and innovation to accomplish four major strategic pillars:

			
Lead in HDD and Flash Technology	**Lead in Enterprise Data Infrastructure**	**Lead in Rapid Edge and Endpoint Adoption**	**Lead in Consumer Solutions**
Maintaining leadership in core storage technologies	**Focusing on thought and market leadership**	**Building leadership in emerging segments**	**Expanding leadership position in consumer business**
Lead in energy-assisted technologies to drive long-term growth in Capacity HDD	Establish Western Digital as a thought leader and trusted partner for Data Center system architecture, building more strategic and collaborative relationships with key customers	Reach leadership position in Gaming consoles	Establish security platform across consumer solutions portfolio
Lead in flash 3D node transitions, design parameters and capital efficiency		Address the growing demand for storage in consumer IoT segment	Expand on market, product and technology while reinforcing brand leadership
Drive future storage interface standards, architectures and software ecosystems	Be the recognized market leader in the Data Center with HDD and SSD products	Establish leadership in Automotive and expand reach in Industrial segments	Continually engage users and reach new users through our solutions, experiences and services
	Achieve zoned storage (ZNS) leadership position in industry standards and Cloud/OEM adoption		

Culture of Growth and Innovation

Letter from Our Chairman



"Western Digital continues to transform itself to address the global need for a larger and more capable storage infrastructure by providing what we believe to be the broadest range of storage technologies in the technology industry."

Dear Fellow Stockholders:

On behalf of the Board of Directors, I thank you for your continued support and investment in Western Digital. As we reflect on fiscal 2020, the year represented an important transition for Western Digital marked by leadership changes, Board changes as well as unprecedented circumstances for our employees, suppliers and customers in light of the COVID-19 pandemic.

CEO Transition

In March 2020, after over seven years of service as CEO to Western Digital, Stephen D. Milligan stepped down and David V. Goeckeler was appointed as CEO and a member of the Board. Mr. Goeckeler brings to Western Digital an exceptional track record of driving highly profitable, core businesses at scale while guiding innovation to expand into new markets and generate new revenue sources. His experience as a software engineer as well as running large semiconductor development projects, breadth of technology expertise and history of building and operating world-class organizations make him the right person to lead Western Digital in a world increasingly driven by applications and data.

Digital Transformation Presents an Important Opportunity for Western Digital

Western Digital continues to transform itself to address the global need for a larger and more capable storage infrastructure by providing what we believe to be the broadest range of storage technologies in the technology industry. We are well-positioned to benefit in an environment where customers of every size, vertical and geography are deploying business infrastructure that is software-driven, enabled by data and powered by the cloud. We have a strong portfolio, operational scale, powerful, global brands and extensive customer relationships from the cloud to the edge to the endpoint. We are focused on growing our market share in expanding markets such as the cloud and the edge (e.g., gaming and virtual reality) and generating new sources of revenue that are less cyclical.

COVID-19 Response

Amid the COVID-19 global pandemic, our priority has been the health, safety and well-being of our employees and our communities. To that end, we implemented robust safety measures for our workforce, including early adoption of personal protective equipment ("PPE") for our employees, social distancing and work from home policies and contact tracing at our sites. Additionally, we recognized the contributions of our employees by providing premium pay for certain hourly essential workers, continued pay for employees who could not work from home and by providing care packages for employees in lockdown in the Hubei province of China.

We have also supported our communities by building face shields for medical personnel, having our procurement team source and ship PPE and making donations focused on COVID-19 and hunger relief funds. During this challenging and uncertain time, we remain committed to the health, safety and well-being of our employees and communities.

Passing of Director Len Lauer

Our former Lead Independent Director, Len Lauer, unexpectedly passed away in April 2020. After his passing, the Board appointed Kathleen A. Cote, Martin I. Cole and Stephanie A. Streeter to new leadership roles as the Lead Independent Director, Chair of the Compensation and Talent Committee and Chair of the Governance Committee, respectively. I was honored to serve alongside Len for the past 10 years and his presence on our Board is missed.

As we navigate through this unprecedented time, we remain optimistic about our ability to deliver long-term stockholder value. We recognize and greatly appreciate the trust and confidence you have placed in us.

M.E. (signature)

MATTHEW E. MASSENGILL
Independent Chairman of the Board

Letter from Our Lead Independent Director



"I am proud to represent a Board that is now comprised of an equal number of female and male directors. We remain committed to ensuring a balanced and effective Board with diverse viewpoints and skills, as well as deep industry expertise, that align with the needs of Western Digital."

Dear Fellow Stockholders:

In April 2020, I was named Lead Independent Director of Western Digital's Board of Directors. I am proud to continue the independent leadership that Len Lauer provided and would like to take this opportunity to share how our Board is addressing key areas of stockholder interest, as we approach our 2020 Annual Meeting.

Continuous Board Refreshment and Current Composition Supports Long-Term Value Creation

Since 2018, we have added four new independent directors to our Board of Directors. Most recently, Paula A. Price rejoined our Board in June 2020 and was appointed as a member of the Audit Committee. Ms. Price previously served on our Board from July 2014 to February 2019 and brings more than 30 years of financial and operational experience at some of the world's most prominent retail brands. With the addition of Ms. Price to our Board, I am proud to represent a Board that is now comprised of an equal number of female and male directors.

We remain committed to ensuring a balanced and effective Board with diverse viewpoints and skills, as well as deep industry expertise, that align with the needs of Western Digital.

Commitment to Stockholder Engagement

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we reached out to stockholders representing approximately 60% of shares outstanding. Our engagement team conducted calls with 14 of our top 25 stockholders, as well as several other holders, composed of investors with a variety of investment styles and geographic locations. The feedback and perspectives we gain during these discussions routinely informs changes to our executive compensation program and related disclosures, including a number of executive compensation program changes that are being implemented this year and which are discussed in detail in the Compensation Discussion and Analysis section of the Proxy Statement.

Corporate Responsibility and Sustainability

Sound corporate responsibility in all aspects of our business is a focus of our Board, and sustainability has been a consistent theme throughout our recent investor conversations, including the addition of a new cycle of stockholder engagement this year specifically focused on sustainability topics. We believe that being an industry leader is not just about having talented employees or innovative products, but also about doing business the right way, every day. That is why our commitment to sound corporate responsibility is deeply rooted in all aspects of our business.

In August 2020, we published our 2020 Sustainability Report, which was based on an updated 2020 materiality assessment as well as strategic priorities. This is our first report that aligns with standards set by both the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI). Highlights from our 2020 Sustainability Report can be found on page 29 of the Proxy Statement, while we also invite you to review the full report on our Corporate Sustainability page at www.westerndigital.com.

On behalf of our Board, we appreciate our stockholders' feedback and very much look forward to our continued dialogue. We are excited about the future of Western Digital, and we thank you for the trust you have placed in our Board.

Sincerely,

KM Cote

KATHLEEN A. COTE
Lead Independent Director

The duties of our Lead Independent Director include:

- Acting as a liaison between our independent directors and management
- Assisting our Chairman of the Board in establishing the agenda for Board meetings
- Coordinating the agenda for, and chairing, the executive sessions of our independent directors
- Presiding at any Board meetings at which our Chairman is not present
- Overseeing our stockholder engagement efforts
- Engaging with stockholders as appropriate
- Participating in the performance evaluation of our Chief Executive Officer

Notice of Annual Meeting of Stockholders

Western Digital Corporation
5601 Great Oaks Parkway, San Jose, California 95119

Date
November 18, 2020

Time
8:00 a.m. Pacific Time

Location
Our annual meeting will be a completely virtual meeting of stockholders. To participate, vote or submit questions during the annual meeting via live webcast, please visit: www.virtualshareholdermeeting.com/WDC2020.
You will not be able to attend the annual meeting in person. Please see "Virtual Annual Meeting" on the following page for additional information.

Who can vote
Stockholders of record at the close of business on **September 21, 2020** will be entitled to notice of and to vote at our annual meeting and any adjournments or postponements of the meeting.

Matters to be voted on

Proposal	Board Recommendation
1 Election of the eight director nominees named in the attached Proxy Statement to serve until our next annual meeting of stockholders and until their respective successors are duly elected and qualified	 **VOTE FOR**
2 Approval on an advisory basis of the named executive officer compensation disclosed in the attached Proxy Statement	 **VOTE FOR**
3 Approval of the amendment and restatement of our 2017 Performance Incentive Plan to increase by 9.8 million the number of shares of our common stock available for issuance under that plan	 **VOTE FOR**
4 Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2021	**VOTE FOR**

At the meeting, we will also consider any other business that may properly come before our annual meeting or any postponement or adjournment of the meeting

How to Vote Your Shares in Advance of the Meeting

Your vote is very important. Please submit your proxy as soon as possible via the Internet, telephone or mail. Submitting your proxy by one of these methods will ensure your representation at our annual meeting regardless of whether you attend the meeting.



VIA THE INTERNET
Visit the website listed on your proxy card, notice or voting instruction form



BY PHONE
Call the phone number listed on your proxy card or voting instruction form



BY MAIL
Complete, sign, date and return your proxy card or voting instruction form in the envelope provided

By Order of our Board of Directors,

MICHAEL C. RAY
Executive Vice President, Chief Legal Officer and Secretary
October 5, 2020

> Important notice regarding the availability of proxy materials for our annual meeting of stockholders to be held on November 18, 2020: On or about October 5, 2020, proxy materials for the annual meeting, including the attached Proxy Statement and our 2020 Annual Report to stockholders, are being furnished to stockholders entitled to vote at the annual meeting. The Proxy Statement and 2020 Annual Report to stockholders are available on our Investor Relations website at investor.wdc.com. You can also view these materials at www.proxyvote.com by using the control number provided on your proxy card or Notice of Internet Availability of Proxy Materials.

VIRTUAL ANNUAL MEETING

Our 2020 annual meeting of stockholders (the "Annual Meeting") will be an audio-only meeting conducted virtually, via an online virtual annual meeting platform that will allow stockholders to participate and submit questions directly to our Board of Directors and management. We are implementing a virtual annual meeting format this year in order to leverage technology to enhance stockholder access to the Annual Meeting by enabling attendance and participation from any location around the world by visiting www.virtualshareholdermeeting.com/WDC2020. We believe that the virtual annual meeting format will give stockholders the opportunity to exercise the same rights as if they had attended an in-person meeting and believe that these measures will enhance stockholder access and encourage participation and communication with our Board of Directors and management.

Benefits of a Virtual Annual Meeting

- We believe a virtual annual meeting format facilitates stockholder attendance and participation by enabling all stockholders to participate fully, equally and without cost, using an Internet-connected device from any location around the world. In addition, the virtual annual meeting format increases our ability to engage with all stockholders, regardless of size, resources or physical location and enables us to protect the health and safety of all attendees, particularly in light of the COVID-19 pandemic.
- Stockholders of record and beneficial owners as of September 21, 2020, the record date, will have the ability to submit questions directly to our management and Board of Directors and vote electronically at the Annual Meeting via the online virtual annual meeting platform.

Attendance at the Virtual Annual Meeting

- Attendance at the Annual Meeting is open to the public online at www.virtualshareholdermeeting.com/WDC2020, but you are entitled to participate in the Annual Meeting by voting or asking questions only if you were a stockholder of record or beneficial owner as of September 21, 2020, the record date, or you hold a valid legal proxy for the Annual Meeting.
- To participate in the Annual Meeting by voting or asking questions, you will need the 16-digit control number included on your Notice of Internet Availability of the Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.
- If you were a stockholder as of September 21, 2020, the record date, you may vote shares held in your name as the stockholder of record or shares for which you are the beneficial owner but not the stockholder of record electronically during the Annual Meeting through the online virtual annual meeting platform by following the instructions provided when you log in to the online virtual annual meeting platform.
- On the day of the Annual Meeting (November 18, 2020), stockholders may begin to log in to the online virtual annual meeting platform beginning at 7:45 a.m. Pacific Time, and the meeting will begin promptly at 8:00 a.m. Pacific Time. Please allow ample time for online login.
- We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing or logging in to the Annual Meeting, please call the technical support number displayed on the login page of the online virtual annual meeting platform.

Questions at the Virtual Annual Meeting

- During the Annual Meeting, we will answer as many stockholder-submitted questions as time permits, and any questions that we are unable to address during the Annual Meeting will be published and answered on our website following the meeting with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references which are not in good taste. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

YOU WILL NOT BE ABLE TO ATTEND THE ANNUAL MEETING IN PERSON

Table of Contents

Disclaimers

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains forward-looking statements, including but not limited to, statements concerning our product and technology portfolio, views with respect to the growth of digital data, our business strategy and strategic priorities, our ability to execute our strategy, our expectations regarding the impact of COVID-19, our director succession plans, plans for our sustainability program including policies and reporting in the area of human rights and our diversity and inclusion efforts. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including: future responses to and effect of the COVID-19 pandemic; volatility in global economic conditions; business conditions and growth in the storage ecosystem; impact of restructuring activities and cost saving initiatives; impact of competitive products and pricing; market acceptance and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; our development and introduction of products based on new technologies and expansion into new data storage markets; risks associated with acquisitions, divestitures, mergers and joint ventures; difficulties or delays in manufacturing; the outcome of legal proceedings; and other risks and uncertainties listed in our Annual Report on Form 10-K for the fiscal year ended July 3, 2020 and our other reports filed with the Securities and Exchange Commission (the "SEC"), to which your attention is directed. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

WEBSITE REFERENCES

You may also access additional information about Western Digital at www.westerndigital.com. References to our website throughout this Proxy Statement are provided for convenience only and the content on our website does not constitute a part of this Proxy Statement.

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider. We encourage you to read the entire Proxy Statement for more information about these topics prior to voting.

OUR LONG-TERM VALUE CREATION STRATEGY

Our strategy is dependent on continuing to build a culture of growth and innovation to accomplish four major strategic pillars:

   

Lead in HDD and Flash Technology	**Lead in Enterprise Data Infrastructure**	**Lead in Rapid Edge and Endpoint Adoption**	**Lead in Consumer Solutions**
Maintaining leadership in core storage technologies	Focusing on thought and market leadership	Building leadership in emerging segments	Expanding leadership position in consumer business

KEY BUSINESS HIGHLIGHTS

POSITIONED FOR GROWTH IN A CHALLENGING MARKET

Despite a challenging year, we remained focused on driving innovation for customers and long-term value creation for our stockholders. Specifically, we broadened our product portfolio and enhanced our technology leadership with a keen focus on strategy and operations. We expect these actions to position us to emerge as a stronger company as the market environment improves. These factors, along with the hiring of our new Chief Executive Officer and stockholder feedback from our engagement efforts, provided important context for the Compensation and Talent Committee's decisions regarding executive pay for the year in review, and as described further in the section entitled "Executive Compensation—Compensation Discussion and Analysis," fiscal 2020 compensation levels to our executive team reflect the shift in performance results.

Our fiscal 2020 business results were adversely impacted by the ongoing COVID-19 pandemic, the start of a global economic contraction and trade-related geopolitical dynamics. We delivered fiscal 2020 revenues of $16.7 billion, non-GAAP gross margin of 26.9% and $3.04 in non-GAAP diluted earnings per share ("EPS").[1] Our business generated $824 million in operating cash flow and we returned $595 million to stockholders through cash dividends. We also repaid $982 million of debt (consisting of $257 million in scheduled principal payments and $725 million in voluntary prepayments).

Strength of Product Portfolio

Our ability to continually drive innovation and expand our differentiated product base is an integral component to maintaining leadership and a competitive advantage in the rapidly evolving data storage industry. To that end, we made significant strides in broadening and enhancing our product offerings and delivering the strongest product portfolio in our history. Achievements of particular note include:

- Enterprise SSD revenue share increased to the low double digits and will remain an important area of focus within our flash portfolio.
- In hard drives, we were the first in the industry to ship energy-assisted drives designed for mass production, including our 16-, 18- and 20-terabyte drives.

[1] See Appendix A to this Proxy Statement for reconciliations of GAAP gross margin and GAAP EPS to non-GAAP gross margin and non-GAAP EPS, respectively.

- We began shipping our new 10-terabyte air-based product powered by our innovative airflow architecture, underscoring our areal density and mechanical design leadership.
- Retail solutions continued to benefit from the trust and reputation of our brands.

Technology Advances

With approximately 13,500 patents worldwide and a broad approach to innovation across our entire technology portfolio, we are continuously developing and investing in new technologies and partnerships to build on our existing technology leadership:

- In flash, we launched our next generation 3D NAND technology, BiCS5, which delivers exceptional capacity, performance and reliability, all at an attractive cost.
- We celebrated the first production wafer shipment from our K1 fab, our new manufacturing facility for 3D BiCS flash memory. This is another important milestone reflecting the successful 20-year partnership we've had with our joint venture partner, Kioxia Corporation.
- We expanded our capacity enterprise product offerings with the 16-, 18- and 20-terabyte drives all enabled by our energy-assisted recording technology. This technology is a critical step to driving continued areal density improvements in next generation capacity enterprise products.

Strategic and Operational

Our Board of Directors and management team remain focused on the development and execution of our strategy, including aligning our structure, improving operational efficiency and attracting and retaining talent that is critical to our continued success:

- In March 2020, David V. Goeckeler was appointed as our new Chief Executive Officer.
- In April 2020, we announced the suspension of our dividend program to support continued efforts to invest in the business and reduce debt.
- We navigated through COVID-19 complexities to provide continuity and high-quality products for our customers, deliver value to our stockholders and, importantly, prioritize the health and safety of our employees. We've limited the business impact of the pandemic, which primarily impacted our HDD business, by making important investments and changes to minimize manufacturing and logistical challenges caused by the pandemic.

Looking Ahead

Our strategic priorities are centered on driving innovation for customers and value for stockholders. In this complex and dynamic environment, we believe the most important thing we can do is to keep our foot on the innovation pedal by executing on our strategic business objectives and delivering on our product roadmap. We have an extremely talented team that will continue to work on bolstering our flash and HDD portfolios while we transition to BiCS5 and ramp our energy-assisted capacity enterprise drives to high volume.

While there are near-term challenges, the secular trends of data growth and its increasing value – key drivers of our business opportunities – remain strong. We believe the actions we are taking to evolve our portfolio to drive long-term revenue growth, gross margin improvement and cash generation, while also paying down debt and investing in the future, set us up well for long-term success.

OUR DIRECTOR NOMINEES

Name and Principal Occupation	Age	Director Since	Board Committees	Other Current Public Directorships
KIMBERLY E. ALEXY INDEPENDENT Principal, Alexy Capital Management	50	2018	(A) (G) (E)	Alteryx, Inc. FireEye, Inc. Five9, Inc.
MARTIN I. COLE INDEPENDENT Former Group Chief Executive, Technology of Accenture plc.	64	2014	(A) (C)	The Western Union Company
KATHLEEN A. COTE LEAD INDEPENDENT DIRECTOR Former Chief Executive Officer of Worldport Communications, Inc.	71	2001	(C) (G)	VeriSign, Inc.
TUNÇ DOLUCA INDEPENDENT President and Chief Executive Officer of Maxim Integrated	62	2018	(C)	Maxim Integrated
DAVID V. GOECKELER Chief Executive Officer of Western Digital Corporation	58	2020	(E)	None
MATTHEW E. MASSENGILL INDEPENDENT CHAIRMAN OF THE BOARD Former President and Chief Executive Officer of Western Digital Corporation	59	2000	(E)	None
PAULA A. PRICE INDEPENDENT Former Executive Vice President and Chief Financial Officer of Macy's, Inc.	58	2020	(A)	Accenture plc Bristol-Myers Squibb Company DaVita Inc.
STEPHANIE A. STREETER INDEPENDENT Former Chief Executive Officer of Libbey Inc.	63	2018	(A) (G)	Goodyear Tire & Rubber Company Kohl's Corporation

(A) Audit   (C) Compensation and Talent   (E) Executive   (G) Governance   ( ) Committee Chair

BOARD NOMINEE HIGHLIGHTS

Board Snapshot

87.5% Independent | 50% Women | 7.2 Years Average Tenure[1]

INDEPENDENCE
Independent ▮▮▮▮▮▮▮
1 Non-Independent ▮

GENDER
4 Women ▮▮▮▮
4 Men ▮▮▮▮

AGE
4 ≤60 years ▮▮▮▮
3 61-69 years ▮▮▮
1 70+ years ▮

TENURE[1]
5 <5 years ▮▮▮▮▮
1 5-10 years ▮
2 >10 years ▮▮

[1]   Calculation includes Ms. Price's tenure as a director from July 2014 to February 2019.

Strong Director Engagement

Average director attendance at fiscal 2020 Board and committee meetings

Board	Audit
96%	**97%**

Compensation and Talent	Governance
98%	**97%**

Executive
100%

Over 96% Board and committee meeting aggregate attendance in fiscal 2020.

Women in Board Leadership Roles

Lead Independent Director | Audit Committee Chair | Governance Committee Chair

Director Nominee Skills and Experience

	Alexy	Cole	Cote	Doluca	Goeckeler	Massengill	Price	Streeter
EXECUTIVE EXPERIENCE — Experience in executive-level positions is important to gain a practical understanding of complex organizations, corporate governance, operations, talent development, strategic planning and risk management		✓	✓	✓	✓	✓	✓	✓
SEMICONDUCTOR EXPERIENCE — Experience in the semiconductor industry is important in understanding our technology, products and operations, which is critical for our future growth	◐	◐	●	●	●	●	◐	
DATA INFRASTRUCTURE EXPERIENCE — Experience in data infrastructure, including related software, hardware and data centers, storage, protection and management is important to understanding the issues and opportunities facing our business	◐	●	●		●	●	◐	◐
MANUFACTURING — Experience with sophisticated, large-scale manufacturing increases our Board's understanding of our distribution, supply chain and manufacturing facilities	◐	◐	●		●	●	●	●
OPERATIONS AND INFRASTRUCTURE — Experience with complex, global operations assists our Board in fostering our operational excellence and adapting to evolving market conditions	◐	●	●	◐	●	●	◐	●
TECHNOLOGY/INNOVATION — Experience in researching, developing or designing leading-edge technologies is critical for the continued growth and innovation of our business	◐	●	●	◐	●	●	◐	●
GLOBAL EXPERIENCE — Experience with businesses with substantial international operations provides critical business and cultural perspectives to our Board and is important in understanding the strategic opportunities and risks relating to our business	◐	●	●	●	●	●	●	●
SALES/MARKETING — Experience developing and executing on strategies to grow sales and market share assists our Board in advising management as we seek to develop new products and new markets for our products	◐	●	●	●	●	●	◐	●
FINANCE AND ACCOUNTING — Experience overseeing accounting and financial reporting is key to our Board's oversight of our financial reporting process and internal controls	●	●	●	●	●	●	●	●
CYBERSECURITY — Experience understanding and managing information technology and cybersecurity threats is increasingly important to mitigate risks to our business	◐	●	●	●	●	◐	◐	●
RISK MANAGEMENT — Experience in assessing and managing enterprise risks is critical to our Board's role in overseeing our enterprise risk management program	◐	●	●	●	●	◐	●	●
CORPORATE SUSTAINABILITY AND RESPONSIBILITY — Experience in assessing corporate social responsibility initiatives is critical to our Board's role in overseeing our corporate responsibility and sustainability policies and programs	◐	◐	◐	●	●	●	◐	●
STRATEGY PLANNING — Experience setting and executing long-term corporate strategy is critical as we continue to grow our business	●	●	●	◐	●	●	●	●
HUMAN CAPITAL MANAGEMENT — Experience in human capital management in large organizations assists our Board in overseeing succession planning, talent development and our executive compensation program	◐	●	●	●	●	●	◐	●

● indicates "Technical or Managerial Expertise" (expertise derived from direct and hands-on experience or direct managerial experience with the subject matter during his/her career)

◐ indicates "Working Knowledge" (experience derived through: (i) board or relevant committee membership at our company or another public company; (ii) executive leadership or board membership of a public company in the relevant industry; or (iii) consulting, investment banking, private equity investing or legal experience)

CORPORATE GOVERNANCE HIGHLIGHTS

Our Board of Directors is committed to maintaining the highest standards of corporate governance. We believe our strong corporate governance practices help promote the long-term interests of our stockholders and build public trust in us.

CORPORATE GOVERNANCE CHANGES

Below is a description of some recent key changes to our corporate governance practices:

Expanded Responsibilities of Compensation and Talent Committee to Include Human Capital Management

- In March 2020, we expanded the responsibilities of the Compensation and Talent Committee to include oversight of human capital issues that impact our ability to attract and retain top talent and initiatives to help minimize talent-related risks

- In connection with this expanded oversight responsibility, the committee periodically reviews our human capital management policies, programs and initiatives, such as those focusing on culture, talent development, retention and diversity and inclusion

- Our Chief Human Resources Officer also provides periodic talent-related updates to the committee for review and input

- Accordingly, we also renamed the committee the Compensation and Talent Committee to reflect its expanded area of responsibility

Board Composition and Leadership Transitions

- In November 2019, Henry DeNero and Michael D. Lambert retired from our Board of Directors in accordance with our retirement policy

- Following the unexpected passing of Mr. Lauer in April 2020, our Board acted quickly to designate appropriate successors for his Board leadership roles, with Ms. Cote, Mr. Cole and Ms. Streeter moving into leadership roles as our Lead Independent Director, Chair of the Compensation and Talent Committee and Chair of the Governance Committee, respectively

- In June 2020, Paula A. Price, former chief financial officer at Macy's, Inc. who previously served on our Board from July 2014 to February 2019, was re-appointed and serves on the Audit Committee

- Our Board is now comprised of an equal number of female and male directors, with three of our female directors serving in Board leadership roles

New Stockholder Engagement Cycle Regarding Sustainability Topics

- In early 2020, we supplemented our robust stockholder engagement program with a new cycle of stockholder engagement specifically focused on sustainability topics to open a dialogue on stockholder priorities and concerns relating to sustainability

- We reached out to stockholders who expressed an interest in sustainability topics based on prior conversations, representing 37% of our shares outstanding, and conducted calls with investors representing approximately 19% of our shares outstanding

- These engagements reflect the deep commitment of our Board and executive leadership team to creating long-term stockholder value through active management of prioritized sustainability issues

- We published our 2020 Sustainability Report that aligns with both Sustainability Accounting Standards Board ("SASB") and Global Reporting Initiative ("GRI") standards

CORPORATE GOVERNANCE BEST PRACTICES

⊘ Robust year-round Board-led stockholder engagement program that informs Board decisions

⊘ Independent Board leadership, including a Lead Independent Director with clearly defined roles and responsibilities

⊘ Commitment to Board diversity, achieving 50% female representation on our Board in fiscal 2020

⊘ All directors elected annually by a simple majority of votes cast

⊘ Seven of eight director nominees are independent

⊘ Director retirement policy

⊘ Active Board oversight of strategic planning and risk management

⊘ Board-level oversight of corporate responsibility, sustainability and human capital management

⊘ Succession planning for directors, our Chief Executive Officer and other key officers

⊘ Annual third-party facilitated Board and committee self-evaluations

⊘ Individual assessments of directors

⊘ Code of conduct for directors, officers and employees

⊘ All non-employee directors are subject to stock ownership requirements

⊘ All executive officers achieved stock ownership requirements pursuant to our guidelines

FISCAL 2020 EXECUTIVE COMPENSATION HIGHLIGHTS

FISCAL 2020 PAY ALIGNED WITH PERFORMANCE

Our overriding executive compensation philosophy is clear and consistent — we pay for performance. Our executives are accountable for our performance and the operations they manage and are compensated primarily based on that performance.

Pay for Performance Design

The charts below illustrate the mix of fiscal 2020 fixed pay (annualized base salary as in effect at the end of fiscal 2020) and variable or performance-based pay (annual Short-Term Incentive ("STI") target and annual Long-Term Incentive ("LTI") awards based on the target award value approved by the Compensation and Talent Committee) for our former Chief Executive Officer, Stephen D. Milligan, and our other named executive officers (on average). Our current Chief Executive Officer, Mr. Goeckeler, received transition awards in fiscal 2020 in connection with his appointment as our Chief Executive Officer in March 2020, and his annual STI target was prorated for fiscal 2020. Therefore, his compensation arrangements for fiscal 2020 were not comparable to our other named executive officers and are not included in the charts below. For a summary of Mr. Goeckeler's fiscal 2020 compensation, please refer to our discussion on pages 52 to 55 in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Chief Executive Officer Transition."

▌ Chief Executive Officer Pay Mix   ### Named Executive Officer Average Pay Mix (other than Chief Executive Officer)





	Base Salary	
8%		‡...%
‡—%	Annual Target STI	‡...%
92% Variable Pay – At Risk		8⁺% Variable Pay – At Risk
79%	LTI Awards (at Target Level)	72%

2020 STOCKHOLDER ENGAGEMENT

Fall	Winter	Spring	Summer

- **October 2019**: Active Board-led engagement with over **20%** of our stockholders to discuss the executive compensation and governance items to be considered at our 2019 annual meeting of stockholders, in addition to sustainability and other areas of investor focus

- **January/February 2020**: Reached out to investors representing **37%** of shares outstanding and conducted engagements with stockholders representing **19%** of shares outstanding to specifically discuss sustainability-related focus areas and help inform our go-forward practices

- **March 2020**: Reviewed feedback and vote results from 2019 annual meeting and stockholder feedback from January and February 2020 and discussed possible changes to governance, compensation and sustainability practices

- **May 2020**: Reached out to investors representing **60%** of shares outstanding to schedule calls to solicit feedback on our sustainability initiatives and potential executive compensation changes to our fiscal 2021 program being considered by the Compensation and Talent Committee

- **July/August 2020**: Conducted meetings with **14 of our top 25 holders**, as well as several other holders composed of investors with a variety of investment styles and geographic locations. Our Chair of the Compensation and Talent Committee, an independent director, led several meetings with stockholders, and shared stockholder feedback with the Compensation and Talent and Governance Committees, as well as our Board

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we reached out to over 30 of our stockholders representing approximately **60%** of shares outstanding. Our engagement team conducted calls with **14 of our top 25 holders**, as well as several other holders, composed of investors with a variety of investment styles and geographic locations. The remainder of the stockholders we contacted confirmed that a follow-up discussion was not necessary at that time or did not respond. Our Chair of the Compensation and Talent Committee, an independent director, led several of these stockholder calls. In addition, we added a new cycle of stockholder engagement this year specifically focused on sustainability topics, reaching out to stockholders representing approximately **37%** of shares outstanding and conducting calls with investors representing approximately **19%** of shares outstanding.

BY THE NUMBERS: SUMMER 2020 STOCKHOLDER ENGAGEMENT EFFORT

We reached out to stockholders representing over:



~ 0% of our outstanding stock

Our engagement included:



14 of 25 of our top holders

While our discussions with investors covered a variety of topics, there were a few key areas of focus in our conversations:

- updates to Board composition and Board and committee leadership roles, as well as Board succession;

- leadership transition with Mr. Goeckeler's appointment as our Chief Executive Officer following a comprehensive search process;

- executive compensation philosophy and program design, including Mr. Goeckeler's compensation package and how investor feedback drove recent program enhancements;

- Board oversight and guidance during the COVID-19 pandemic and any long-term changes to our practices or operations that may result from the pandemic;

- culture, diversity and inclusion at Western Digital, including recent developments and enhanced disclosure in our 2020 Sustainability Report; and

- with respect to our specific sustainability outreach, our ongoing progress and disclosures regarding sustainability and human capital management.

Stockholders generally provided positive feedback on our response to the COVID-19 pandemic, the diversity of our Board, which is 50% female, recent Board leadership transitions and ongoing Board refreshment efforts and sustainability initiatives. For a discussion on stockholder feedback relating to compensation matters, please refer to page 50 in the section entitled "Executive Compensation—Compensation Discussion and Analysis." These views were shared with our Board and its committees, where applicable, for their consideration.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

We believe responsible and sustainable business practices support our long-term success as a company. Certainly, those practices help keep our communities and our environment vibrant and healthy. But they also lead us to more efficient and resilient business operations. They help us meet our customers' efficiency targets. They reduce risks of misconduct and legal liability. They enhance the reliability of our supply chain. And they improve the health, well-being, engagement and productivity of our employees. We believe that being an industry leader is not just about having talented employees or innovative products. It is also about doing business the right way, every day. That is why our commitment to sound corporate responsibility is deeply rooted in all aspects of our business.

We are happy to share more details about our recent progress in this area through our 2020 Sustainability Report located on our Corporate Sustainability page at www.westerndigital.com. Our 2020 Sustainability Report topics were selected based on an updated 2020 materiality assessment, which incorporated input from investors, customers and other stakeholders, as well as strategic priorities. This is our first report that aligns with both SASB and GRI standards. As further described below, the Governance Committee oversees our corporate responsibility and sustainability policies and programs pursuant to its charter. Below are some highlights from our 2020 Sustainability Report:

		

Human Rights and Labor

Respecting human rights is a foundational aspect of how we do business. We work diligently to foster a working environment where Western Digital employees and employees of our suppliers can be treated with respect and dignity, and are provided with fair and safe working conditions.

Published a new Global Human Rights Policy, applicable both to our own operations and to our supply chain

Expanded our disclosure of human rights and labor management practices in our Modern Slavery Compliance Statement

Initiating a global human rights impact assessment in fiscal 2021

Energy and Emissions

We aim to do our part in helping build an environmentally sustainable future by reducing our energy consumption, investing in conservation projects and managing our impacts on the environment.

44% decrease in manufacturing energy intensity (kWh/PB) since 2016

Developing robust Scope 3 emissions data in fiscal 2021 in preparation for evaluation of targets

Currently exceeding our target of 1.5% annual reduction in energy usage

Lifecycle Impacts

We care for our world at every step, everywhere we operate. Since our products are used widely throughout the world, we're committed to delivering products designed and manufactured with long-term sustainability in mind.

Product takeback program launched in April 2020 to encourage and facilitate product recycling

Performing several ISO-conformant lifecycle assessments in fiscal 2021 to evaluate the impacts of our products

730,000 kg less paper used annually in packaging (compared to 2010 base year)

		

Diversity and Inclusion

Our people are Western Digital's most valuable resource. We believe we can achieve the best business outcomes by empowering our diverse and talented employees to make an impact, together.

Recognized for the second consecutive year by Women's Choice Award as a Best Company for Millennials, and received a perfect score from Human Rights Campaign in their Corporate Equality Index

Promoted a Global Anti-Harassment and Discrimination Policy with associated training worldwide

Led in-person training on unconscious bias with members of our management team in the U.S.

Health and Safety/COVID-19

As a company that has positioned itself to be the world's leading data infrastructure company, we remained committed to provide essential infrastructure to support our world community during this worldwide pandemic. We did so with the health and safety of our employees as our first priority.

Promptly transitioned all possible employees to continue work from home

Early adopter of PPE and temperature screening at our worldwide factories to protect essential employees and anyone visiting our sites

Provided emergency leave for employees impacted by COVID-19

Offered premium pay for hourly essential workers

Integrity

As a global company operating across a wide range of geographies, Western Digital is committed to doing business fairly and legally. We set a consistent tone across our organization to form our global culture of integrity.

Recognized by Ethisphere Institute for the 2nd consecutive year as one of the World's Most Ethical Companies

100% of operations assessed for risks related to corruption since 2016

Zero reportable breaches of personal data in 2019 or to date in 2020

Corporate Governance Matters

PROPOSAL 1   ELECTION OF DIRECTORS

 Our Board of Directors recommends a vote **FOR** each of the eight director nominees named in this Proxy Statement.

- All directors elected annually by a simple majority of votes cast
- Independent Board leadership, including a Lead Independent Director with clearly defined roles and responsibilities
- Seven of eight director nominees are independent

Our Board of Directors is presenting eight nominees for election as directors at the Annual Meeting. Each of the nominees is currently a member of our Board and, other than Mr. Goeckeler, who joined our Board in March 2020, and Ms. Price, who rejoined our Board in June 2020, was elected to our Board at the 2019 annual meeting of stockholders. Each director elected at the Annual Meeting will serve until our 2021 annual meeting of stockholders and until a successor is duly elected and qualified. Each of the nominees has consented to be named in this Proxy Statement and to serve as a director if elected. If any nominee is unable or unwilling for good cause to stand for election or serve as a director if elected, the persons named as proxies may vote for a substitute nominee designated by our existing Board of Directors, or our Board may choose to reduce its size.

VOTE REQUIRED FOR APPROVAL

Each director nominee will be elected as a director if the nominee receives the affirmative vote of a majority of the votes cast with respect to his or her election (in other words, the number of shares voted "for" a director must exceed the number of votes cast "against" that director).

If a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, Delaware law provides that the director would continue to serve on our Board of Directors as a "holdover director." However, under our By-laws, any incumbent director who fails to be elected must offer to tender his or her resignation to our Board. If the director conditions his or her resignation on acceptance by our Board, the Governance Committee will then make a recommendation to our Board on whether to accept or reject the resignation or whether other action should be taken. Our Board will act on the Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's or the Governance Committee's decision. Any nominee who was not already serving as a director and is not elected at the Annual Meeting by a majority of the votes cast with respect to such director's election would not be elected to our Board.

NOMINEES FOR ELECTION

Below is information about the experience and other key qualifications and attributes of each of our Board's eight director nominees.

KIMBERLY E. ALEXY
INDEPENDENT



AGE
50

DIRECTOR SINCE
November 2018

COMMITTEES
Audit (Chair)
Executive
Governance

PROFESSIONAL EXPERIENCE
- Ms. Alexy is a seasoned financial services professional with more than 20 years of experience in capital markets, corporate finance and investments. She founded Alexy Capital Management, a private investment fund, in 2005 and serves as its principal.
- Previously, Ms. Alexy served as a sell-side equity research analyst on Wall Street for nearly a decade, specializing in the technology and corporate finance industries at Prudential Securities, Lehman Brothers and Wachovia Bank.
- Within the last five years, Ms. Alexy served as a director of Microsemi Corporation and CalAmp Corp.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- Alteryx, Inc.
- FireEye, Inc.
- Five9, Inc.

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Ms. Alexy's deep expertise in finance, securities and corporate governance at several financial institutions and publicly held companies is directly relevant to our business. Her service on numerous public company boards of directors, including having served as a chair of the audit or governance committees of many of those boards, provides our Board with valuable insights and perspectives. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Audit Committee Chair
- Ms. Alexy's financial skills and prior experience as a financial analyst for nearly a decade and her service as a member of several public company audit committees qualify her as an audit committee financial expert under SEC rules. In addition, Ms. Alexy contributes her specialized knowledge of cybersecurity issues, which includes a CERT Certificate in Cybersecurity Oversight for corporate directors issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

Governance Committee Member
- Ms. Alexy has substantial governance experience as the chair of the nominating and corporate governance committee at Alteryx and as a director of a number of public companies.

MARTIN I. COLE
INDEPENDENT



AGE
64

DIRECTOR SINCE
December 2014

COMMITTEES
Compensation and Talent (Chair)
Audit

PROFESSIONAL EXPERIENCE
- Mr. Cole served as the chief executive of the technology group of Accenture plc, a leading global management consulting and professional services company, with responsibility for the full range of Accenture's technology consulting and outsourcing solutions and delivery capabilities, including its global delivery network, from March 2012 until he retired in August 2014. Mr. Cole currently serves as a senior adviser to 3i Group plc.
- Previously, Mr. Cole served as the chief executive of Accenture's communications, media and technology operating group from September 2006 to March 2012, the chief executive of its government operating group from September 2004 to August 2006, the managing partner of its outsourcing and infrastructure delivery group from September 2002 to August 2004 and in a variety of capacities at Accenture since 1980.
- Within the last five years, Mr. Cole served as a director of Cloudera, Inc. and as its board chairman. He also served as its interim chief executive officer from July 2019 to January 2020.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- The Western Union Company

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Mr. Cole brings to our Board extensive senior executive leadership experience across a variety of business sectors and geographies. This demonstrates his ability to provide strategic advice and lead multiple teams across a variety of business sectors, and provides him with wide-ranging insights, including relating to technology solutions, which are an important part of our business. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Compensation and Talent Committee Chair
- Mr. Cole has significant experience establishing and overseeing executive compensation programs as a former executive, chief executive officer and as a board and compensation committee member at other public companies.

Audit Committee Member
- Mr. Cole's financial skills and prior experience as a chief executive qualify him as an audit committee financial expert under SEC rules.

KATHLEEN A. COTE
LEAD INDEPENDENT DIRECTOR



AGE
71

DIRECTOR SINCE
January 2001

COMMITTEES
Compensation and Talent
Governance

PROFESSIONAL EXPERIENCE
- Ms. Cote was the chief executive officer of Worldport Communications, Inc., a European provider of Internet managed services, from May 2001 to June 2003.
- Prior to that, Ms. Cote served as president of Seagrass Partners, a provider of expertise in business planning and strategic development for early stage companies, from September 1998 to May 2001. From November 1996 to January 1998, she served as president and chief executive officer of Computervision Corporation, an international supplier of product development and data management software.
- Within the last five years, Ms. Cote served as a director of GT Advanced Technologies, Inc.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- VeriSign, Inc.

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Ms. Cote is a seasoned business executive with numerous years of experience overseeing global companies focused on technology and operations, which is directly relevant to our business. She has served on numerous public company boards of directors, including on the audit and governance committees of those boards, providing our Board with valuable board-level experience. Her tenure on our Board also provides us with specific expertise and insight into our business and the transformations it has undergone. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Compensation and Talent Committee Member
- Ms. Cote has significant experience establishing and overseeing executive compensation programs as a former chief executive officer and as a public company board member.

Governance Committee Member
- Ms. Cote has substantial governance experience as a director of VeriSign and as a former director of a number of public companies.

TUNÇ DOLUCA
INDEPENDENT



AGE
62

DIRECTOR SINCE
August 2018

COMMITTEES
Compensation and Talent

PROFESSIONAL EXPERIENCE
- Mr. Doluca is the president and chief executive officer of Maxim Integrated, which designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits.
- Prior to being named Maxim Integrated's president and chief executive officer in January 2007, Mr. Doluca served as its group president from May 2005 to January 2007, senior vice president from 2004 to 2005 and vice president from 1994 to 2004. Prior to 1994, Mr. Doluca served in a number of integrated circuit development positions at Maxim Integrated since joining the company in 1984.
- Mr. Doluca is a board member of the Semiconductor Industry Association and served as its chairman from 2017 to 2018.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- Maxim Integrated

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Mr. Doluca brings to our Board over 30 years of executive leadership and technical experience in the semiconductor industry, which provides our Board with valuable perspectives directly relevant to our business. As a seasoned chief executive officer and director of a large public technology company, he has expertise in corporate strategy, financial management, operations, marketing and research and development, which are all critical to achieving our strategic objectives. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Compensation and Talent Committee Member
- Mr. Doluca has significant experience establishing and overseeing executive compensation programs as the chief executive officer of Maxim Integrated.

DAVID V. GOECKELER
CHIEF EXECUTIVE OFFICER



AGE
58

DIRECTOR SINCE
March 2020

COMMITTEES
Executive (Chair)

PROFESSIONAL EXPERIENCE
- Mr. Goeckeler has served as our Chief Executive Officer since March 2020.
- Prior to that, Mr. Goeckeler served as executive vice president and general manager of the networking and security business of Cisco, Inc., a large, multi-national technology company, from July 2017 to March 2020. From May 2016 to August 2017, Mr. Goeckeler served as senior vice president and general manager for Cisco's networking and security business group, and served as senior vice president and general manager for its security business from November 2014 to May 2016.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- None

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Mr. Goeckeler's 20 years of experience in technical and leadership positions at Cisco, including more than six years in senior management positions there, and his current position as our Chief Executive Officer, contributes indispensable knowledge and expertise to our Board. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Executive Committee Chair
- Mr. Goeckeler serves as our Chief Executive Officer and has held numerous senior executive roles at Cisco, most recently overseeing its networking and security business.

MATTHEW E. MASSENGILL
INDEPENDENT CHAIRMAN OF THE BOARD



AGE
59

DIRECTOR SINCE
January 2000

COMMITTEES
Executive

PROFESSIONAL EXPERIENCE
- Mr. Massengill served as the President of Western Digital Corporation from January 2000 to January 2002, Chief Executive Officer from January 2000 to October 2005 and Chairman of the Board from November 2001 to March 2007.
- Prior to that, Mr. Massengill served as Western Digital's Chief Operating Officer from October 1999 to January 2000 and in various executive capacities since joining our company in 1985.
- Within the last five years, Mr. Massengill served as a director of GT Advanced Technologies, Inc. and Microsemi Corporation.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- None

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Mr. Massengill's many years of service to Western Digital as an executive and Board member provide our Board with extensive and significant experience directly relevant to our business. As our former Chief Executive Officer, he has a deep understanding of our operations, provides valuable knowledge to our Board on the issues we face to achieve our strategic objectives and has extensive international experience. His prior service on numerous other public company boards of directors also provides our Board with important board-level perspective. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Executive Committee Member
- Mr. Massengill has extensive and significant experience as an executive, including as a former Chief Executive Officer, Chief Operating Officer and Board member of our company.

PAULA A. PRICE
INDEPENDENT



AGE
58

DIRECTOR SINCE
June 2020

COMMITTEES
Audit

PROFESSIONAL EXPERIENCE
- Ms. Price currently serves as an advisor to Macy's, Inc., an omni-channel retailer that operates more than 800 stores, after serving as its executive vice president and chief financial officer from July 2018 to May 2020. Ms. Price has also served as a visiting executive for Harvard Business School since July 2018.
- Prior to joining Macy's, Ms. Price was a senior lecturer for Harvard Business School in the Accounting and Management Unit from July 2014 to July 2018. From May 2009 to January 2014, Ms. Price served as executive vice president and chief financial officer at Ahold USA, a retailer that operates more than 700 supermarkets and an online grocery delivery service, where she was responsible for finance and accounting, strategic planning, real estate and information technology. From July 2006 to August 2008, she was the senior vice president, controller and chief accounting officer at CVS Caremark and from August 2002 to September 2005, she was the senior vice president and chief financial officer for the institutional trust services division of JPMorgan Chase. Prior to that, she held several other senior management positions in the U.S. and the U.K. in the financial services and consumer products industries at Prudential Insurance Co. of America, Diageo and Kraft Foods.
- Within the last five years, Ms. Price served as a director of Western Digital (from July 2014 to February 2019) and Dollar General Corporation.
- Ms. Price is a certified public accountant.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- Accenture plc
- Bristol-Myers Squibb Company
- DaVita Inc.

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Ms. Price's numerous years of experience as a certified public accountant, chief financial officer and chief accounting officer provide our Board with valuable experience and insight into accounting and finance matters. She also brings expertise and knowledge of the complexities of growing and managing a global business. She has extensive experience overseeing and integrating merger and acquisition transactions at the executive level, which is experience highly valued by our Board of Directors. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS
Audit Committee Member
- Ms. Price's years of experience as a chief financial officer, chief accounting officer and certified public accountant qualify her as an audit committee financial expert under SEC rules.

STEPHANIE A. STREETER
INDEPENDENT



AGE
63

DIRECTOR SINCE
November 2018

COMMITTEES
Governance (Chair)
Audit

PROFESSIONAL EXPERIENCE
- Ms. Streeter served as the chief executive officer of Libbey Inc., a producer of glass tableware and other tabletop products, from 2011 to 2016, where she developed and implemented a new corporate strategy and reconstructed the company's balance sheet, manufacturing network and cost base.
- Prior to that, Ms. Streeter served as the acting chief executive officer of the United States Olympic Committee from 2009 to 2010 and served on its board of directors from 2004 to 2009. Previously, Ms. Streeter held numerous senior management positions at Banta Corporation, a global technology, printing and supply-chain management company, where she served as chairman, president and chief executive officer, and at Avery Dennison Corporation, a global materials science and manufacturing company.
- Within the last five years, Ms. Streeter served as a director of Olin Corporation.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS
- Goodyear Tire & Rubber Company
- Kohl's Corporation

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE
Ms. Streeter brings to our Board extensive senior executive leadership experience overseeing companies with manufacturing and operations across the globe. She has served on several public company boards of directors. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board of Directors.

COMMITTEE EXPERTISE HIGHLIGHTS
Governance Committee Chair
- Ms. Streeter has substantial governance experience as a director of Goodyear, as a director and member of the governance and nominating committee of Kohl's and as a former director and governance committee member of several public companies.

Audit Committee Member
- Ms. Streeter's financial skills and years of experience as a chief executive officer and as an audit committee chair at Kohl's qualify her as an audit committee financial expert under SEC rules.

DIRECTOR MEETING ATTENDANCE

During fiscal 2020, our Board of Directors met 13 times. Each of the directors who served during fiscal 2020 attended 75% or more of the aggregate number of Board meetings and meetings of our Board committees on which he or she served during fiscal 2020. Our Board strongly encourages each director to attend our annual meeting of stockholders. All of our directors standing for election at the 2019 annual meeting of stockholders were in attendance.

Strong Director Engagement

Average director attendance at fiscal 2020 Board and committee meetings

Board **96%**	Audit **97%**
Compensation and Talent **98%**	Governance **97%**
	Executive **100%**

Over 96% Board and committee meeting aggregate attendance in fiscal 2020.

DIRECTOR SKILLS AND EXPERTISE

Our Board of Directors believes our nominees' breadth of experience and their mix of qualifications, attributes, tenure and skills strengthen our Board's independent leadership and effective oversight of management.



87.5% Independent	50% Women	7.2 Years Average Tenure[1]	
INDEPENDENCE	**GENDER**	**AGE**	**TENURE**[1]
7 Independent	4 Women	4 ≤60 years	<5 years
1 Non-Independent	4 Men	3 61-69 years	1 5-10 years
		1 70+ years	2 >10 years

[1] Calculation includes Ms. Price's tenure as a director from July 2014 to February 2019.

Women in Board Leadership Roles

Lead Independent Director | Audit Committee Chair | Governance Committee Chair

Director Nominee Skills and Experience

	Alexy	Cole	Cote	Doluca	Goeckeler	Massengill	Price	Streeter
EXECUTIVE EXPERIENCE — Experience in executive-level positions is important to gain a practical understanding of complex organizations, corporate governance, operations, talent development, strategic planning and risk management		✓	✓	✓	✓	✓	✓	✓
SEMICONDUCTOR EXPERIENCE — Experience in the semiconductor industry is important in understanding our technology, products and operations, which is critical for our future growth	◐	◐	●	●	●	●	◐	
DATA INFRASTRUCTURE EXPERIENCE — Experience in data infrastructure, including related software, hardware and data centers, storage, protection and management is important to understanding the issues and opportunities facing our business	◐	●	●		●	●	◐	◐
MANUFACTURING — Experience with sophisticated, large-scale manufacturing increases our Board's understanding of our distribution, supply chain and manufacturing facilities	◐	◐	●		●	●	●	●
OPERATIONS AND INFRASTRUCTURE — Experience with complex, global operations assists our Board in fostering our operational excellence and adapting to evolving market conditions	◐	●	●	◐	●	●	◐	●
TECHNOLOGY/INNOVATION — Experience in researching, developing or designing leading-edge technologies is critical for the continued growth and innovation of our business	◐	●	●	◐	●	●	◐	●
GLOBAL EXPERIENCE — Experience with businesses with substantial international operations provides critical business and cultural perspectives to our Board and is important in understanding the strategic opportunities and risks relating to our business	◐	●	●	●	●	●	●	●
SALES/MARKETING — Experience developing and executing on strategies to grow sales and market share assists our Board in advising management as we seek to develop new products and new markets for our products	◐	●	●	●	●	●	◐	●
FINANCE AND ACCOUNTING — Experience overseeing accounting and financial reporting is key to our Board's oversight of our financial reporting process and internal controls	●	●	●	●	●	●	●	●
CYBERSECURITY — Experience understanding and managing information technology and cybersecurity threats is increasingly important to mitigate risks to our business	◐	●	●	●	●	◐	◐	●
RISK MANAGEMENT — Experience in assessing and managing enterprise risks is critical to our Board's role in overseeing our enterprise risk management program	◐	●	●	●	●	◐	●	●
CORPORATE SUSTAINABILITY AND RESPONSIBILITY — Experience in assessing corporate social responsibility initiatives is critical to our Board's role in overseeing our corporate responsibility and sustainability policies and programs	◐	◐	●	●	●	●	◐	●
STRATEGY PLANNING — Experience setting and executing long-term corporate strategy is critical as we continue to grow our business	●	●	●	◐	●	●	●	●
HUMAN CAPITAL MANAGEMENT — Experience in human capital management in large organizations assists our Board in overseeing succession planning, talent development and our executive compensation program	◐	●	●	●	●	●	◐	●

● indicates "Technical or Managerial Expertise" (expertise derived from direct and hands-on experience or direct managerial experience with the subject matter during his/her career)

◐ indicates "Working Knowledge" (experience derived through: (i) board or relevant committee membership at our company or another public company; (ii) executive leadership or board membership of a public company in the relevant industry; or (iii) consulting, investment banking, private equity investing or legal experience)

Our Board is highly engaged and well qualified, and all director nominees possess the skills and experiences necessary to oversee our evolving and growing business.

DIRECTOR INDEPENDENCE

Our Board of Directors has reviewed and discussed information provided by the directors and our company with regard to each director's business and personal activities, as well as those of the director's immediate family members, as they may relate to our company or our management. The purpose of this review is to determine whether there are any transactions or relationships that would be inconsistent with a determination that a director is independent under the listing standards of the Nasdaq Stock Market. Based on its review, our Board has affirmatively determined that, except for serving as a member of our Board of Directors, none of the non-employee director nominees for the Annual Meeting (Messrs. Cole, Doluca or Massengill, or Mses. Alexy, Cote, Price or Streeter) has any relationship that, in the opinion of our Board, would interfere with such director's exercise of independent judgment in carrying out his or her responsibilities as a director, and that each such director qualifies as "independent" as defined by the listing standards of the Nasdaq Stock Market. Our Board also previously affirmatively determined that each of the other individuals who served as a non-employee director during any part of fiscal 2020 (Messrs. DeNero, Lambert and Lauer) qualified as "independent" as defined by the listing standards of the Nasdaq Stock Market during the period of his service in fiscal 2020. Mr. Goeckeler is currently a full-time, executive-level employee of our company and, therefore, is not "independent" as defined by the listing standards of the Nasdaq Stock Market.

DIRECTOR NOMINATIONS AND BOARD REFRESHMENT

KEY DIRECTOR CRITERIA

The Governance Committee has adopted a policy regarding critical factors to be considered in selecting director nominees, which include: the nominee's personal and professional ethics, integrity and values; the nominee's intellect, judgment, foresight, skills, experience (including understanding of marketing, finance, our technology and other elements relevant to the success of a company such as ours) and achievements, all of which are viewed in the context of the overall composition of our Board of Directors; the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director; having a majority of independent directors on our Board; and representation of the long-term interests of our stockholders as a whole and a diversity of backgrounds and expertise, which are most needed and beneficial to our Board and our company. Although our Board of Directors has not established specific diversity guidelines, the Governance Committee is committed to Board diversity and takes into account the personal characteristics, experience and skills of current and prospective directors, including gender, race and ethnicity, to ensure that a broad range of perspectives is represented on our Board to effectively perform its governance role and oversee the execution of our strategy.

As further detailed below, the Governance Committee annually evaluates the size and composition of our Board and assesses whether the composition appropriately aligns with our evolving business and strategic needs. The focus of this exercise is on ensuring that our Board is composed of directors who possess a wide variety of relevant skills, expertise and backgrounds, bring diverse viewpoints and perspectives and effectively represent the long-term interests of stockholders. Through this process, our Board, upon the recommendation of the Governance Committee, develops a list of qualifications and skills sought in director candidates. Specific director criteria evolve over time to reflect our strategic and business needs and the changing composition of our Board.

DIRECTOR NOMINATION PROCESS

Assess

Our Board of Directors, led by the Governance Committee, evaluates the size and composition of our Board at least annually, giving consideration to evolving skills, perspective and experience needed on our Board to perform its governance and oversight role as the business transforms and the underlying risks change over time. Among other factors, the Governance Committee considers our strategy and needs, as well as our directors' skills, expertise, experiences, gender, race, ethnicity, tenure and age. As part of the process, our Board assesses the skills and expertise of our current directors to then develop criteria for potential candidates



ASSESS

Thoughtful process to develop criteria sought in directors, guided by the Governance Committee

IDENTIFY

Potential nominees identified

NOMINATE

Board nominates directors for election by stockholders

EVALUATE

Governance Committee reviews available information on prospective nominees, regardless of recommending party

to be additive and complementary to the overall composition of our Board. Specific director criteria evolve over time to reflect our strategic and business needs and the changing composition of our Board. Please see the section entitled "Board Processes and Policies—Board Evaluation" below for additional information on our Board's self-assessment process.

Identify

The Governance Committee is authorized to use any methods it deems appropriate for identifying candidates for membership on our Board of Directors, including considering recommendations from incumbent directors, management or stockholders and engaging the services of an outside search firm to identify suitable potential director candidates.

Evaluate

The Governance Committee has established a process for evaluating director candidates that it follows regardless of who recommends a candidate for consideration. Through this process, the Governance Committee considers a candidate's skills and experience and other available information regarding each candidate. For incumbent director candidates, this process includes consideration of the results of the annual Board and committee evaluations. See the section entitled "Board Processes and Policies—Board Evaluation" below. Following the evaluation, the Governance Committee recommends nominees to our Board.

Nominate

Our Board of Directors considers the Governance Committee's recommended nominees, analyzes their independence and qualifications and selects nominees to be presented to our stockholders for election to our Board.

STOCKHOLDER NOMINATIONS AND RECOMMENDATIONS OF DIRECTOR CANDIDATES

The Governance Committee may receive recommendations for director candidates from our stockholders. Additionally, our stockholders may nominate director candidates for inclusion in our proxy materials pursuant to the proxy access right set forth in our By-laws or may nominate directors for election at future annual meetings of our stockholders pursuant to the advance notice provisions set forth in our By-laws, in each case as described further below.

Stockholder Recommendations of Director Candidates

A stockholder may recommend a director candidate to the Governance Committee by delivering a written notice to our Secretary at our principal executive offices and including the following in the notice: the name and address of the stockholder as they appear on our books or other proof of share ownership; the class and number of shares of our common stock beneficially owned by the stockholder as of the date the stockholder gives written notice; a description of all arrangements or understandings between the stockholder and the director candidate and any other person(s) pursuant to which the recommendation or nomination is to be made by the stockholder; the name, age, business address and residence address of the director candidate and a description of the director candidate's business experience for at least the previous five years; the principal occupation or employment of the director candidate; the class and number of shares of our common stock beneficially owned by the director candidate; the consent of the director candidate to serve as a member of our Board of Directors if appointed or elected; and any other information required to be disclosed with respect to a director nominee in solicitations for proxies for the election of directors pursuant to applicable rules of the SEC.

The Governance Committee may require additional information as it deems reasonably required to determine the eligibility of the director candidate to serve as a member of our Board of Directors. Stockholders recommending candidates for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than June 1 of the year of that meeting.

The Governance Committee will evaluate director candidates recommended by stockholders for election to our Board in the same manner and using the same criteria as it uses for any other director candidate. If the Governance Committee determines that a stockholder-recommended candidate is suitable for membership on our Board of Directors, it will include the candidate in the pool of candidates to be considered for nomination upon the occurrence of the next vacancy on our Board or in connection with the next annual meeting of stockholders.

Proxy Access

Our By-laws provide for proxy access, a means for our stockholders to include stockholder-nominated director candidates in our proxy materials for annual meetings of stockholders. A stockholder, or group of not more than 20 stockholders (collectively, an "eligible stockholder"), meeting specified eligibility requirements is generally permitted to nominate the greater of: (i) two director nominees; and (ii) 20% of the number of directors on our Board. In order to be eligible to use the proxy access process, an eligible stockholder must, among other requirements, have owned 3% or more of our outstanding common stock continuously for at least three years and deliver written notice of the nomination to our Secretary in the manner described in Section 2.14 of our By-laws and within the time periods set forth in this Proxy Statement in the section entitled "Additional Information—General Information About the Annual Meeting—Submission of Stockholder Proposals and Director Nominations." Use of the proxy access process to submit stockholder nominees is subject to additional eligibility, procedural and disclosure requirements set forth in Section 2.14 of our By-laws.

 An individual or group of stockholders representing **3%** of outstanding shares for **3 years**   Has the ability to nominate the greater of **2 nominees** or **20%** of directors

Other Director Nominations

Stockholders who wish to nominate a person for election as a director in connection with an annual meeting of stockholders (as opposed to making a recommendation to the Governance Committee as described above) and who do not intend for the nomination to be included in our proxy materials pursuant to the proxy access process described above must comply with the advance notice requirement set forth in our By-laws. Pursuant to this advance notice requirement, a stockholder must deliver written notice of the nomination to our Secretary in the manner described in Section 2.11 of our By-laws and within the time periods set forth in this Proxy Statement in the section entitled "Additional Information—General Information About the Annual Meeting—Submission of Stockholder Proposals and Director Nominations."

BOARD REFRESHMENT

Our Board of Directors believes that periodic Board refreshment can provide new experiences and fresh perspectives to our Board and is most effective if it is sufficiently balanced to maintain continuity among Board members that will allow for the sharing of historical perspectives and experiences relevant to our company. Our Board seeks to achieve this balance through its director succession planning process and director retirement policy described below. Our Board also utilizes the annual Board and individual director assessment process discussed below under "Board Processes and Policies—Board Evaluation" to help inform its assessment of our Board's composition and Board refreshment needs. In keeping with our commitment to Board refreshment, we have currently engaged an executive search firm to assist us in identifying and evaluating potential independent director nominees to join our Board of Directors.

Succession Planning

Our Board of Directors is focused on ensuring that it has members with diverse skills, expertise, experience, tenure, age and backgrounds, including gender, race and ethnicity, because a broad range of perspectives is critical to effective corporate governance and overseeing the execution of our strategy. The Governance Committee has developed a long-range succession plan to identify and recruit new directors, and our Board has appointed five new directors in the past three years, including the reappointment of Ms. Price, who previously served on our Board from July 2014 to February 2019. The Governance Committee also plans for the orderly succession of the Chairs of our Board's committees, providing for their identification and development and the transition of responsibilities.

PASSING OF LEN J. LAUER

Our former Lead Independent Director, Mr. Lauer, unexpectedly passed away in April 2020. Mr. Lauer also served as the Compensation and Talent Committee Chair and Governance Committee Chair. Aided by our succession planning process, our Board of Directors acted quickly to determine appropriate successors for Mr. Lauer's leadership roles after evaluating the skills and experience of its members. Our Board appointed Ms. Cote as Lead Independent Director, Mr. Cole as Chair of the Compensation and Talent Committee and Ms. Streeter as Chair of the Governance Committee. In addition, Ms. Alexy was appointed to replace Mr. Cole as a member of the Governance Committee.

Ms. Cote's deep executive experience, expertise in corporate governance and public company oversight and almost 20 years of service on our Board positions her well for our Lead Independent Director role. Mr. Cole's experience setting and overseeing executive compensation in his prior roles as a chief executive officer and as a board member and compensation committee member at other public companies, as well as his understanding of our company and strategy from his six years of service on our Board, makes him well-qualified to serve as our Compensation and Talent Committee Chair. Ms. Streeter chaired the CEO Search Committee, leading the comprehensive process that resulted in the hiring of Mr. Goeckeler in March 2020. Her service on several public company boards and governance committees provide her corporate governance expertise, which, combined with her service on the Governance Committee for the past two years, makes her well qualified to serve as our Chair of the Governance Committee.

APPOINTMENT OF PAULA A. PRICE

Ms. Price rejoined our Board of Directors in June 2020 and was appointed as a member of the Audit Committee. Ms. Price previously served on our Board from July 2014 to February 2019. Ms. Price brings more than 30 years of financial and operational experience from her service for some of the world's most prominent retail brands. Ms. Price originally stepped down from our Board due to increased commitments as the chief financial officer of Macy's, Inc. Now that she has transitioned out of that role, she returns to our Board with additional retail knowledge and experience, which is highly beneficial to us as retail is an important aspect of our overall strategy.

Retirement Policy

To help facilitate the periodic refreshment of our Board of Directors, our Corporate Governance Guidelines provide that no director shall be nominated for re-election after the director has reached the age of 72, unless our Board determines in a particular instance that longer tenure is in the best interests of our company and our stockholders.

In accordance with our retirement policy, Ms. Cote will reach retirement age in 2021.

BOARD'S ROLE AND RESPONSIBILITIES

STOCKHOLDER ENGAGEMENT

Our Board of Directors and management are committed to regular engagement with our stockholders and soliciting their views and input on important performance, executive compensation, governance, environmental, social, human capital management and other matters.

- **Board-Driven Engagement.** In addition to the Governance Committee's oversight of the stockholder engagement process and the periodic review and assessment of stockholder input, our directors also engage directly with our stockholders by periodically participating in stockholder outreach, as appropriate.

- **Year-Round Engagement and Board Reporting.** Our executive management members and directors, together with our investor relations and legal teams, conduct outreach to stockholders throughout the year to obtain their input on key matters and keep our management and Board informed about the issues that our stockholders tell us matter most to them.

- **Transparency and Informed Compensation Decisions and Governance Enhancements.** The Compensation and Talent and Governance Committees routinely review our executive compensation design and governance practices and policies, respectively, with an eye towards continual improvement and enhancements. Stockholder input is regularly shared with our Board, its committees and management, facilitating a dialogue that provides stockholders with transparency into our executive compensation design and governance practices and considerations, and informs our company's enhancement of those practices.

2020 Stockholder Engagement

Fall	Winter	Spring	Summer
October 2019: Active Board-led engagement with over **20%** of our stockholders to discuss the executive compensation and governance items to be considered at our 2019 annual meeting of stockholders, in addition to sustainability and other areas of investor focus	**January/ February 2020:** Reached out to investors representing **37%** of shares outstanding and conducted engagements with stockholders representing **19%** of shares outstanding to specifically discuss sustainability-related focus areas and help inform our go-forward practices	**March 2020:** Reviewed feedback and vote results from 2019 annual meeting and stockholder feedback from January and February 2020 and discussed possible changes to governance, compensation and sustainability practices **May 2020:** Reached out to investors representing **60%** of shares outstanding to schedule calls to solicit feedback on our sustainability initiatives and potential executive compensation changes to our fiscal 2021 program being considered by the Compensation and Talent Committee	**July/August 2020:** Conducted meetings with **14 of our top 25 holders**, as well as several other holders composed of investors with a variety of investment styles and geographic locations. Our Chair of the Compensation and Talent Committee, an independent director, led several meetings with stockholders, and shared stockholder feedback with the Compensation and Talent and Governance Committees, as well as our Board

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we reached out to over 30 of our stockholders representing approximately **60%** of shares outstanding. Our engagement team conducted calls with **14 of our top 25** holders, as well as several other holders, composed of investors with a variety of investment styles and geographic locations. The remainder of the stockholders we contacted confirmed that a follow-up discussion was not necessary at that time or did not respond. Our Chair of the Compensation and Talent Committee, an independent director, led several of these stockholder calls. In addition, we added a new cycle of stockholder engagement this year specifically focused on sustainability topics, reaching out to stockholders representing approximately **37%** of shares outstanding and conducting calls with investors representing approximately **19%** of shares outstanding.

BY THE NUMBERS: SUMMER 2020 STOCKHOLDER ENGAGEMENT EFFORT

We reached out to stockholders representing over:


~ 0%
of our outstanding stock

Our engagement included:


14 of 25
of our top holders

While our discussions with investors covered a variety of topics, there were a few key areas of focus in our conversations:

- updates to Board composition and Board and committee leadership roles, as well as Board succession;
- leadership transition with Mr. Goeckeler's appointment as our Chief Executive Officer following a comprehensive search process;
- executive compensation philosophy and program design, including Mr. Goeckeler's compensation package and how investor feedback drove recent program enhancements;
- Board oversight and guidance during the COVID-19 pandemic and any long-term changes to our practices or operations that may result from the pandemic;
- culture, diversity and inclusion at Western Digital, including recent developments and enhanced disclosure in our 2020 Sustainability Report; and
- with respect to our specific sustainability outreach, our ongoing progress and disclosures regarding sustainability and human capital management.

Stockholders generally provided positive feedback on our response to the COVID-19 pandemic, the diversity of our Board, which is 50% female, recent Board leadership transitions and ongoing Board refreshment efforts and sustainability initiatives. For a discussion on stockholder feedback relating to compensation matters, please refer to page 50 in the section entitled "Executive Compensation—Compensation Discussion and Analysis." These views were shared with our Board and its committees, where applicable, for their consideration.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY

We believe responsible and sustainable business practices support our long-term success as a company. Certainly, those practices help keep our communities and our environment vibrant and healthy. But they also lead us to more efficient and resilient business operations. They help us meet our customers' efficiency targets. They reduce risks of misconduct and legal liability. They enhance the reliability of our supply chain. And they improve the health, well-being, engagement and productivity of our employees. We believe that being an industry leader is not just about having talented employees or innovative products. It is also about doing business the right way, every day. That is why our commitment to sound corporate responsibility is deeply rooted in all aspects of our business.

We are happy to share more details about our recent progress in this area through our 2020 Sustainability Report located on our Corporate Sustainability page at www.westerndigital.com. Our 2020 Sustainability Report topics were selected based on an updated 2020 materiality assessment, which incorporated input from investors, customers and other stakeholders, as well as strategic priorities. This is our first report that aligns with both SASB and GRI standards. As further described below, the Governance Committee oversees our corporate responsibility and sustainability policies and programs pursuant to its charter. Below are some highlights from our 2020 Sustainability Report:







Human Rights and Labor

Respecting human rights is a foundational aspect of how we do business. We work diligently to foster a working environment where Western Digital employees and employees of our suppliers can be treated with respect and dignity, and are provided with fair and safe working conditions.

Published a new Global Human Rights Policy, applicable both to our own operations and to our supply chain

Expanded our disclosure of human rights and labor management practices in our Modern Slavery Compliance Statement

Initiating a global human rights impact assessment in fiscal 2021

Energy and Emissions

We aim to do our part in helping build an environmentally sustainable future by reducing our energy consumption, investing in conservation projects and managing our impacts on the environment.

44% decrease in manufacturing energy intensity (kWh/PB) since 2016

Developing robust Scope 3 emissions data in fiscal 2021 in preparation for evaluation of targets

Currently exceeding our target of 1.5% annual reduction in energy usage

Lifecycle Impacts

We care for our world at every step, everywhere we operate. Since our products are used widely throughout the world, we're committed to delivering products designed and manufactured with long-term sustainability in mind.

Product takeback program launched in April 2020 to encourage and facilitate product recycling

Performing several ISO-conformant lifecycle assessments in fiscal 2021 to evaluate the impacts of our products

730,000 kg less paper used annually in packaging (compared to 2010 base year)







Diversity and Inclusion

Our people are Western Digital's most valuable resource. We believe we can achieve the best business outcomes by empowering our diverse and talented employees to make an impact, together.

Recognized for the second consecutive year by Women's Choice Award as a Best Company for Millennials, and received a perfect score from Human Rights Campaign in their Corporate Equality Index

Promoted a Global Anti-Harassment and Discrimination Policy with associated training worldwide

Led in-person training on unconscious bias with members of our management team in the U.S.

Health and Safety/COVID-19

As a company that has positioned itself to be the world's leading data infrastructure company, we remained committed to provide essential infrastructure to support our world community during this worldwide pandemic. We did so with the health and safety of our employees as our first priority.

Promptly transitioned all possible employees to continue work from home

Early adopter of PPE and temperature screening at our worldwide factories to protect essential employees and anyone visiting our sites

Provided emergency leave for employees impacted by COVID-19

Offered premium pay for hourly essential workers

Integrity

As a global company operating across a wide range of geographies, Western Digital is committed to doing business fairly and legally. We set a consistent tone across our organization to form our global culture of integrity.

Recognized by Ethisphere Institute for the 2nd consecutive year as one of the World's Most Ethical Companies

100% of operations assessed for risks related to corruption since 2016

Zero reportable breaches of personal data in 2019 or to date in 2020

Oversight by Our Board of Directors

Sound corporate responsibility in all aspects of our business is a focus of our Board. The Governance Committee is responsible for assisting our Board in overseeing our corporate responsibility and sustainability policies and programs. The Governance Committee provides Board-level input on our social, environmental and human rights policies and programs. In addition, the Compensation and Talent Committee periodically reviews our human capital management policies, programs and initiatives, including those focusing on culture, diversity and inclusion.

Unified Culture

Our employees drive our success and shape our future. To continue leading the data storage infrastructure industry, we rely on highly skilled individuals to drive our culture of innovation. We work diligently to foster a working environment where all of our employees, regardless of where in the world they are located or what roles they have, can be treated fairly and with respect and dignity, and are provided with safe working conditions. We strive to create an environment where employees feel connected and committed to our mission and vision: to be recognized as the world's leading data infrastructure company, architecting how data enables the world to solve its biggest challenges.

This was another milestone year for our workforce, as we continued to focus on creating a unified culture that amplifies the best aspects of our three legacy companies and is anchored to our renewed mission and vision. After a robust listening effort across the organization, our executive team officially launched our "Culture Journey" in February 2020, introducing 11 global culture attributes linked to our values that are critical in achieving our mission and vision, including a focus on inclusivity as one of the culture attributes. Since then, our business leaders and employees have been embracing the attributes and bringing them to life.

One of our other culture attributes focuses on giving back to the communities that support our employees and operations. Our Global Giving and Doing program is committed to maintaining Western Digital's reputation as a good corporate citizen. Our charitable donations and volunteerism track the issues that mean the most to us. This year, given our focus on diversity and inclusion, we added a new equality focus to our giving program, which empowers employees to make an impact together, to help ensure that the communities where we live and work are safe and just for all.

As part of our Culture Journey and focus on people strategy, we also regularly review our talent attraction strategy, including our employer brand, employee value proposition and competition for talent. Our goal is to continue our positive track record of attracting and retaining talent.

Diversity and Inclusion

Western Digital, led by our executive team and Board of Directors, is committed to creating a culture of belonging for all of our employees—all genders, races, ages and any other dimensions of diversity—across all levels of our organization, starting with our Board. We believe that the more diverse our backgrounds and experiences, the greater our opportunity for success. Embracing this philosophy, we have continued executing on our global diversity and inclusion strategy and have made additional progress in a number of key areas. For example, we led in-person training on unconscious bias with members of our management team in the U.S., thereby heightening their awareness to the value that all employees bring to our work teams. We have also focused on enhancing our business resource groups by expanding their charters to strengthen their connection to business outcomes in areas such as attracting high-quality, diverse talent and creating opportunities to further innovation. These groups partner with our Diversity and Inclusion team and business leaders to raise awareness on issues of pay equity and employee advancement and to advocate for equality in general.

Our commitment to fairness and equality is reflected in our promotion of racial understanding amidst the social injustices seen across the U.S. during the second half of fiscal 2020. Led by our Chief Executive Officer, our executive team has engaged in open and honest dialogue with employees across our company on the importance of embracing diversity, practicing inclusion and eliminating racism. In addition, our Diversity and Inclusion team has focused on further developing its programs to improve processes, including reviewing our compensation practices. In the U.S., we review pay equity annually to assess the fairness of pay to women and underrepresented ethnic groups.

In fiscal 2021, we are continuing to focus on the attraction and retention of diverse talent. For example, we are dedicating staff to the development of a more diverse talent pipeline by enhancing our relationships with universities and professional organizations that focus on producing diverse candidates. We are expanding our women's leadership program to address the development of women at all levels, and we are being intentional about including our male managers to support them in becoming more inclusive leaders. We recently published our workforce diversity data in our 2020 Sustainability Report.

RISK OVERSIGHT AND COMPENSATION RISK ASSESSMENT

Board's Role in Risk Oversight

Our Board of Directors' role in risk oversight involves both our full Board and its committees. Individual committees are charged with identifying potential risks to our company during the course of their respective committee work. If a committee identifies a potential risk during the course of its work, the potential risk is raised to the Audit Committee and full Board for inclusion in our enterprise risk management ("ERM") process described below. Our Board of Directors believes that the processes it has established for overseeing risk would be effective under a variety of leadership frameworks, and therefore such processes do not materially affect its choice of leadership structure as described in the section entitled "Board Leadership Structure" below.

Board of Directors

Our Board as a whole is updated throughout the year on specific risks and mitigating measures in the course of its review of our strategy and business plan, and through reports to our Board by its respective committees and senior members of management.

Audit Committee

- Oversees our ERM process on behalf of our Board
- Our chief audit executive, who reports directly to the Audit Committee, oversees and facilitates the ERM process as part of our strategic planning process
- Reviews and discusses with management our risk assessment and enterprise risk management policies as related to the Audit Committee's areas of responsibility
- Oversees the following additional risk topics:
  - Financial reporting, accounting, internal controls and fraud
  - Compliance with legal and regulatory requirements
  - Cybersecurity, including quarterly updates from our Vice President of Information Security
  - Tax and transfer pricing matters
  - Global political and market conditions
  - Other business risks, including strategic partner and supplier relationships, industry cycles, product development, expansion into new markets and other risks identified in our 2020 Annual Report on Form 10-K

ERM Process

1. Each of our major business unit and functional area heads, with the assistance of their staff, meet periodically with representatives from the ERM function to identify risks that could affect achievement of our business goals and strategy, and develop risk mitigation measures and contingency plans.

2. After input from these individuals is received, our ERM function summarizes the results of these meetings and creates a consolidated risk profile.

3. The risk profile is provided to our Chief Executive Officer and Chief Financial Officer for final review.

4. The risk profile is reviewed and discussed by the Audit Committee and made available to our Board on an annual basis. The Audit Committee discusses the risk profile analysis with our Board as the Audit Committee deems necessary. On a quarterly basis, senior management reviews the risk profile and action plan progress and shares significant updates with the Audit Committee, which are also made available to our Board.

5. The final analysis, including any input from the Audit Committee and full Board, is reviewed and used by our internal audit function in its internal audit planning.

Compensation and Talent Committee

Oversees the following risk topics:
- Compensation programs, policies and practices
- Equity and other incentive plans
- Recruiting and retention
- Human capital management

Governance Committee

Oversees the following risk topics:
- Board and committee composition, including Board leadership structure
- Director succession planning
- Corporate governance policies and practices
- Corporate responsibility and sustainability policies and programs

Management

- Major business unit and functional area heads work with the internal audit department and ERM function to identify risks that could affect achievement of business goals and strategy.
- Our Chief Executive Officer and Chief Financial Officer review and discuss the consolidated risk profile with our chief audit executive as part of the ERM process.
- Senior management makes the risk profile available to our Board on an annual basis, as well as any significant quarterly updates.

COVID-19 Pandemic

In response to the COVID-19 pandemic, our priority is to safeguard the health, safety and well-being of our employees and communities, while continuing to serve our global customers. We have been deemed an "essential business" everywhere we operate, and as such, our Board of Directors has been fully engaged with actively monitoring and overseeing management's responses to the pandemic, including weekly meetings with management in the initial months after the pandemic was declared.

In response to the pandemic, we implemented robust safety measures for our workforce, including:

- Early adoption of PPE for our employees
- More thorough sanitation practices as outlined by health organizations
- Social distancing and working from home policies
- Reductions in the number of people at our sites at any one time
- Contact tracing and temperature screening at our sites
- Company-provided housing in some locations to reduce travel for necessary employees to remain onsite

While our first response to the COVID-19 pandemic was to quickly transition all employees who could to working from home, we also created an emergency leave program to support those who could not work from home. As additional support for our essential workers, we provided premium pay for certain groups and supported our employees who were unable to return home due to lockdowns in the Hubei province in China with care packages. We have also committed to effective, regular communication with our workforce, including regular global and local town halls, weekly video updates, frequent e-mail updates and consistent communication by site-level crisis management teams, including locally-relevant information. We quickly established sites on the internal social network to provide information on COVID-19 and to support the shift to working from home.

We have also supported our communities by building face shields for medical personnel, having our procurement function source and ship PPE, making donations focused on COVID-19 and hunger relief and establishing a logistics helpline for communities to manage transportation of donations.

As an essential business, we continue to provide products and solutions that enable the proliferation of data and facilitate the sharing of information remotely, which has become more critical as much of the world is interacting from areas of self-isolation. All of our manufacturing facilities are currently operational, in some cases with exemptions from government restrictions. Management and our Board of Directors will continue to actively respond to the COVID-19 pandemic and are prepared to take further measures in the best interests of our employees, customers and stockholders, or as required by governmental authorities.

Compensation Risk Assessment

Consistent with SEC disclosure requirements, we reviewed our fiscal 2020 compensation policies and practices to determine whether they encourage excessive risk taking. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our company.

Chief Executive Officer Evaluation and Succession Planning

EVALUATION

The Governance Committee is responsible for developing and overseeing the process for annually evaluating our Chief Executive Officer's performance. Our Chairman of the Board, our Lead Independent Director and the Compensation and Talent Committee review and approve our Chief Executive Officer's goals and objectives and evaluate our Chief Executive Officer's performance in light of those goals and objectives, with input from our Board. Following the evaluation of our Chief Executive Officer's performance, the Compensation and Talent Committee determines and approves our Chief Executive Officer's compensation.

ONGOING SUCCESSION PLANNING

Our Board of Directors oversees Chief Executive Officer and key management personnel succession planning, which is reviewed at least annually. Our Board of Directors reviews potential internal candidates with our Chief Executive Officer and Chief Human Resources Officer, including the qualifications, experience and development priorities for these individuals. Our Board of Directors also reviews and discusses potential external candidate profiles from time to time, and such review may also involve an executive search firm. Directors engage with potential Chief Executive Officer and key management personnel successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Further, our Board annually reviews the overall composition of our key management personnel's qualifications, tenure and experience.

RECENT CHIEF EXECUTIVE OFFICER SUCCESSION PROCESS

In October 2019, we announced that our then-current Chief Executive Officer, Mr. Milligan, intended to retire. Mr. Milligan agreed to serve as our Chief Executive Officer until we appointed his successor; Mr. Milligan further agreed to continue in an advisory role following the appointment of our new Chief Executive Officer through September 2020 to facilitate a seamless leadership transition. Our Board of Directors established the CEO Search Committee to oversee a search to identify potential candidates to succeed Mr. Milligan. Our ongoing Chief Executive Officer evaluation and succession planning process provided a strong foundation for the development of the key candidate criteria utilized by the committee. The CEO Search Committee conducted a comprehensive and robust search, supported by a leading executive recruiting firm, meeting 27 times. Ms. Streeter chaired the CEO Search Committee, and Ms. Cote and Messrs. Cole, Lauer and Massengill also served on the committee.

The CEO Search Committee directed the executive recruiting firm to identify internal and external candidates who would bring strategic vision, deep operational expertise from a technology company at scale and innovation leadership, with a particular emphasis on diverse candidates, including female and underrepresented minority candidates. The CEO Search Committee then assessed the slate of candidates through an in-depth evaluation and interview process with the candidates. Following this extensive search, our Board of Directors appointed Mr. Goeckeler to serve as our new Chief Executive Officer in March 2020.

EMERGENCY SUCCESSION

Our Board of Directors has also adopted an emergency Chief Executive Officer succession plan. The plan will become effective in the event our Chief Executive Officer becomes unable to perform his or her duties in order to minimize potential disruption or loss of continuity to our business and operations. Our emergency Chief Executive Officer succession plan is reviewed annually by the Governance Committee and our Board.

BOARD STRUCTURE

BOARD LEADERSHIP STRUCTURE

Our Board of Directors does not have a policy with respect to whether the roles of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether our Chairman of the Board should be selected from our directors who are not our employees (referred to in this Proxy Statement as our "non-employee directors") or should be an employee. We currently separate the roles of Chief Executive Officer and Chairman of the Board, with Mr. Massengill currently serving as Chairman of the Board. Our Board of Directors believes this is the appropriate leadership for our company at this time because it permits Mr. Goeckeler, as our Chief Executive Officer, to focus on setting our strategic direction, day-to-day leadership and our performance, while permitting our Chairman of the Board to focus on providing guidance to our Chief Executive Officer and setting the agenda for Board meetings. Our Board of Directors also believes that the separation of our Chief Executive Officer and Chairman of the Board roles assists our Board in providing robust discussion and evaluation of strategic goals and objectives.

Our Corporate Governance Guidelines provide that our Board will appoint a Lead Independent Director if our Chairman of the Board is not an independent director under the Nasdaq Stock Market listing standards or if our Board otherwise deems it appropriate. Although our Board has determined that Mr. Massengill is independent under the Nasdaq Stock Market listing standards, because he is a former executive Chairman of the Board, President and Chief Executive Officer of our company, our Board determined it was appropriate to appoint Ms. Cote as our Lead Independent Director.

Our Board of Directors acknowledges that no single leadership model is right for all companies at all times. As such, our Board periodically reviews its leadership structure and may, depending on the circumstances, choose a different leadership structure in the future.

LEAD INDEPENDENT DIRECTOR

The duties of our Lead Independent Director include:

- acting as a liaison between our independent directors and management;

- assisting our Chairman of the Board in establishing the agenda for Board meetings;

- coordinating the agenda for, and chairing, the executive sessions of our independent directors;

- presiding at any Board meeting at which our Chairman is not present;

- reviewing and approving goals for and evaluating the performance of our Chief Executive Officer with our Chairman of the Board and Compensation and Talent Committee Chair;

- overseeing our stockholder engagement efforts and being available for engagement with stockholders as appropriate; and

- performing such other duties as may be specified by our Board of Directors from time to time.

Our independent directors also meet regularly in executive sessions without management to review, among other things, our strategy, financial performance, management effectiveness and succession planning.

COMMITTEES

Our Board of Directors has standing Audit, Compensation and Talent, Governance and Executive Committees. Each of the standing committees operates pursuant to a written charter that is available on our website under "Leadership & Governance" at investor.wdc.com. Our Board has affirmatively determined that all members of the Audit, Compensation and Talent and Governance Committees are independent as defined under the listing standards of the Nasdaq Stock Market.

AUDIT COMMITTEE

   

COMMITTEE MEMBERS

Kimberly E. Alexy *(Chair)*

Martin I. Cole

Paula A. Price

Stephanie A. Streeter

Meetings Held in Fiscal 2020: **11**

Committee Report page **110**

KEY RESPONSIBILITIES

- Solely responsible for appointing, compensating and overseeing independent accountants, with input from management

- Pre-approves all audit and non-audit services

- Reviews annual and quarterly financial statements

- Reviews adequacy of accounting and financial personnel resources

- Oversees and appoints our chief audit executive and reviews our internal audit plan and internal controls

- Reviews and discusses with management risk assessment and enterprise risk management policies, including risks related to financial reporting, accounting, internal controls, fraud, legal and regulatory compliance and cybersecurity

- Oversees ethics and compliance program

Our Board has affirmatively determined that each member of the Audit Committee is independent as defined under the listing standards of the Nasdaq Stock Market and applicable rules of the SEC and that all members are "audit committee financial experts" as defined by rules of the SEC.

COMPENSATION AND TALENT COMMITTEE

  

COMMITTEE MEMBERS

Martin I. Cole *(Chair)*

Kathleen A. Cote

Tunç Doluca

Meetings Held in Fiscal 2020: **12**

Committee Report page **48**

KEY RESPONSIBILITIES

- Evaluates and approves executive officer compensation
- Reviews our human capital management programs and initiatives
- Reviews and makes recommendations on non-employee director compensation
- Reviews and approves corporate goals and objectives for our Chief Executive Officer's compensation and evaluates our Chief Executive Officer's performance in light of those goals and objectives
- Oversees incentive and equity-based compensation plans
- Reviews and recommends changes to benefit plans requiring Board approval
- Reviews and approves any compensation recovery (clawback) policy or stock ownership guidelines applicable to executive officers

Our Board has affirmatively determined that each member of the Compensation and Talent Committee is independent as defined under the listing standards of the Nasdaq Stock Market.

The Compensation and Talent Committee retained Willis Towers Watson as its compensation consultant during fiscal 2020 to provide objective advice and counsel to the Compensation and Talent Committee on all matters related to the compensation of executive officers and directors. Please see the section entitled "Executive Compensation—Compensation Discussion and Analysis—Fiscal 2020 Philosophy, Objectives and Process—Role of the Independent Compensation Consultant" for more information. Certain of our executive officers and other employees also assist the Compensation and Talent Committee in the administration of our executive compensation program, as explained further in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Fiscal 2020 Philosophy, Objectives and Process—Role of Management." The Compensation and Talent Committee's processes and procedures for determining non-employee director compensation are described in the section entitled "Director Compensation" below.

GOVERNANCE COMMITTEE

  

COMMITTEE MEMBERS

Stephanie A. Streeter *(Chair)*

Kimberly E. Alexy

Kathleen A. Cote

Meetings Held in Fiscal 2020: **9**

KEY RESPONSIBILITIES

- Develops and recommends a set of corporate governance principles
- Evaluates and recommends the size and composition of our Board and committees and functions of committees
- Develops and recommends Board membership criteria
- Identifies, evaluates and recommends director candidates
- Reviews corporate governance issues and practices
- Manages annual Board and committee evaluation process
- Oversees evaluation of our Chief Executive Officer by our Board and the Compensation and Talent Committee
- Develops and oversees our Chief Executive Officer succession planning process
- Assists our Board in overseeing corporate responsibility and sustainability policies and programs
- Reviews and oversees responses regarding stockholder proposals relating to corporate governance, corporate responsibility or sustainability matters

EXECUTIVE COMMITTEE

  

KEY RESPONSIBILITIES

- Has powers of our Board in management of our business affairs in between meetings of our Board, subject to applicable law or the rules and regulations of the SEC or the Nasdaq Stock Market and specific directions given by our Board

COMMITTEE MEMBERS

David V. Goeckeler *(Chair)*

Kimberly E. Alexy

Matthew E. Massengill

Meetings Held in Fiscal 2020: **1**

EQUITY AWARDS COMMITTEE

Our Board of Directors has also established an Equity Awards Committee as a Board committee with limited delegated authority to approve and establish the terms of restricted stock unit ("RSU") awards granted to eligible participants under our 2017 Performance Incentive Plan who are vice president-level or below, subject to individual and aggregate award limits, on pre-determined, fixed grant dates. Mr. Goeckeler is currently the sole director serving on the Equity Awards Committee. The Equity Awards Committee is required to report periodically to our Board or the Compensation and Talent Committee.

BOARD PROCESSES AND POLICIES

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS ETHICS

Our Board of Directors has adopted Corporate Governance Guidelines, which provide the framework for governance of our company and represent our Board's current views with respect to selected corporate governance issues considered to be of significance to stockholders, including:

- the role and responsibilities of our Lead Independent Director;
- director nomination procedures and qualifications;
- director independence;
- director orientation and continuing education;
- annual performance evaluations of our Board and committees; and
- succession planning and management development.

Our Board of Directors has also adopted a Code of Business Ethics that applies to all of our directors, employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The current versions of the Corporate Governance Guidelines and the Code of Business Ethics are available on our website under "Leadership & Governance" at investor.wdc.com. To the extent required by applicable rules and regulations of the SEC or the Nasdaq Stock Market, we intend to promptly disclose future amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our website under "Leadership & Governance" at investor.wdc.com.

COMMUNICATION WITH MANAGEMENT

We have devoted significant effort in recent years to enhancing communication between our Board and management and have adopted the following practices to promote clear, timely and regular communication between directors and management:

- **Business Updates.** In between Board meetings, management provides our Board with updates on our business performance.
- **Meeting Agendas and Presentations.** Our Chairman of the Board and committee Chairs regularly communicate with management to discuss the development of meeting agendas and presentations.
- **Developing Matters.** In between Board meetings, directors receive prompt updates from management on developing matters affecting our company and our business. These updates occurred weekly in the initial months after the pandemic was declared to facilitate increased communication and oversight in the dynamic environment created by COVID-19.
- **Reference Materials.** Directors also regularly receive quarterly strategy updates, securities analysts' reports, investor communications, company publications, news articles and other reference materials.

DIRECTOR ORIENTATION AND EDUCATION

All new directors participate in an extensive director orientation program. New directors engage with members of the executive team and senior management to review, among other things, our historical business and go-forward strategy, technology, finance matters (tax, treasury and accounting), internal audit and enterprise risk matters, human resources matters, corporate governance policies and practices, Global Code of Conduct and legal matters. We provide new directors with written materials to supplement the management meetings to permit them to further understand our business, industry and product portfolio. We have also implemented a mentorship program to pair new directors with longer tenured directors to facilitate a smooth transition onto our Board of Directors. Based on input from our directors, we believe our director orientation program, coupled with participation in regular Board and committee meetings, provides new directors with a strong foundation in our business, connects directors with members of management with whom they will interact and accelerates their effectiveness to engage fully in Board deliberations. Directors are provided additional orientation and educational opportunities upon acceptance of new or additional responsibilities on our Board and in committees that focus on those specific responsibilities.

Because our Board believes that ongoing director education is vital to the ability of directors to fulfill their roles, directors are encouraged to participate in external continuing director education programs, and we reimburse directors for their expenses associated with this participation. We also periodically invite speakers to present during Board meetings on director education topics, such as emerging corporate governance matters.

BOARD EVALUATION

Our Board of Directors believes that it is important to assess the performance of our Board, its committees and individual directors and to solicit and act upon the feedback received. Accordingly, the Governance Committee oversees an annual performance evaluation process. In 2020, our Board evaluation was conducted by an external advisor on corporate governance and board effectiveness. This third-party facilitator met with our Chairman of the Board, Lead Independent Director and Chair of the Governance Committee to develop evaluation topics to guide one-on-one discussions between the third-party facilitator and each Board member.



Board and Committee Evaluation Process

1 Third-party facilitator interviewed each Board member

The third-party facilitator conducted an interview with each director covering various topics, including:

- effectiveness of Board materials and meetings, including scheduling, discussion and participation;
- Board involvement in strategy, particularly in response to significant events including the COVID-19 pandemic;
- oversight of and relationships with management;
- management and Board succession planning;
- committee performance; and
- overall Board effectiveness.

2 Third-party facilitator discussed evaluation results with Board leadership

The third-party facilitator discussed the feedback regarding each Board committee with the respective committee chair and discussed the overall Board evaluation results with our Chairman of the Board, Lead Independent Director and Chair of the Governance Committee.

3 Results discussed with the full Board and each committee

The third-party facilitator led discussions with the full Board, and each committee chair held discussions with the respective committees regarding the evaluation results.

Evaluation Results

Our Board of Directors utilizes the results of our Board and committee evaluations in making decisions on the structure of our Board, Board and committee responsibilities, agendas and meeting schedules for our Board and its committees, changes in the performance or functioning of our Board and continued service of individual directors on our Board. As a result of our annual performance evaluation process this year, enhancements have been made and are continuing to be made to Board processes and procedures, including streamlining Board presentations and materials to facilitate more effective and efficient Board meetings and establishing comprehensive annual Board and committee agendas to improve visibility into upcoming meeting topics throughout the year.

COMMUNICATING WITH DIRECTORS

Our Board of Directors provides a process for stockholders to send communications to our Board or to individual directors or groups of directors. In addition, interested parties may communicate with our Chairman of the Board or Lead Independent Director (who presides over executive sessions of our independent directors) or with our independent directors as a group. Our Board of Directors recommends that stockholders and other interested parties initiate any communications with our Board (or individual directors or groups of directors) in writing. **These communications should be sent by mail to our Secretary at Western Digital Corporation, 5601 Great Oaks Parkway, San Jose, California 95119.** This centralized process will assist our Board in reviewing and responding to stockholder and interested party communications in an appropriate manner. The name of any specific intended Board recipient or recipients should be clearly noted in the communication (including whether the communication is intended only for our non-executive Chairman of the Board, Lead Independent Director or for the non-management directors as a group). Our Board of Directors has instructed our Secretary to forward such correspondence only to the intended recipients; however, our Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and not to forward any items deemed to be of a purely commercial or frivolous nature (such as spam) or otherwise obviously inappropriate for the intended recipient's consideration. In such cases, our Secretary may forward some of the correspondence elsewhere within our company for review and possible response.

TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: (i) we were, are or will be a participant; (ii) the aggregate amount involved exceeds or is expected to exceed $120,000 in any fiscal year; and (iii) a related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is: (i) any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become a director; (ii) any person who is known to be the beneficial owner of more than 5% of our common stock; or (iii) any immediate family member of any of the foregoing persons.

Under the policy, once a related person transaction has been identified, the Audit Committee must review the transaction for approval or ratification. In determining whether to approve or ratify a related person transaction, the Audit Committee is to consider all relevant facts and circumstances of the related person transaction available to the Audit Committee. The Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the Audit Committee determines in good faith. No member of the Audit Committee will participate in any consideration of a related party transaction with respect to which that member or any member of his or her immediate family is a related person.

Certain Transactions with Related Persons

We have not participated in any transaction with a related person since the beginning of fiscal 2020.

DIRECTOR COMPENSATION

EXECUTIVE SUMMARY

We believe that it is important to attract and retain exceptional and experienced directors who understand our business, and to offer compensation opportunities that further align the interests of our directors with those of our stockholders. Our Board of Directors works with the independent compensation consultant to the Compensation and Talent Committee to regularly assess the competitiveness and reasonableness of our directors' compensation. To that end, we established a compensation program for fiscal 2020 for each of our non-employee directors that consisted of a combination of:

- annual cash retainer fees; and
- equity incentive awards in the form of RSUs.

We also permit directors to participate in our Deferred Compensation Plan. Any director who is employed by us is not entitled to additional compensation under our director compensation program for serving as a director. Our director compensation program for fiscal 2020 is described in more detail in the tables and narrative that follow.

Director Compensation Program Review Process		
1	**Periodic Review by Compensation and Talent Committee**	The Compensation and Talent Committee regularly reviews our non-employee director compensation and trends concerning director compensation.
2	**Evaluation by Compensation Consultant**	The Compensation and Talent Committee's independent compensation consultant periodically reviews and evaluates the competitiveness and reasonableness of our non-employee director compensation program in light of general trends and the director compensation practices of our peer group companies identified in the section entitled "Executive Compensation—Compensation Discussion and Analysis."
3	**Recommendation to Full Board**	After receiving input from the independent compensation consultant, the Compensation and Talent Committee makes recommendations to the full Board regarding any changes in our nonemployee director compensation program that the Compensation and Talent Committee determines are advisable.
4	**Outcomes**	After reviewing this input, our Board determines whether any changes should be made to our non-employee director compensation program. No changes were made to our non-employee director compensation program for fiscal 2020, except providing the director retainer fees discussed below to the members of the CEO Search Committee.

FISCAL 2020 DIRECTOR COMPENSATION PROGRAM

The following section describes the elements and other features of our director compensation program for fiscal 2020 for non-employee directors.

Non-Employee Director Cash Retainer Fees

Other than the CEO Search Committee retainers, which were paid in a single lump sum, cash retainer fees are paid to our non-employee directors based on Board and committee service from annual meeting to annual meeting and are paid in a lump sum immediately following the annual meeting marking the start of the year.

The following table sets forth the schedule of the annual cash retainer and committee membership fees for non-employee directors for fiscal 2020.

Type of Fee	Current Annual Fee ($)
Annual Cash Retainer	75,000
Additional Non-Executive Chairman of the Board Cash Retainer	100,000
Additional Committee Member Cash Retainers	
Audit Committee	15,000
Compensation and Talent Committee	12,500
Governance Committee	10,000
Additional Committee Chair Cash Retainers	
Audit Committee	25,000
Compensation and Talent Committee	22,500
Governance Committee	12,500
Additional CEO Search Committee Member Cash Retainer	10,000
Additional CEO Search Committee Chair Cash Retainer	2,500

If our Chairman of the Board is not one of our employees, he or she is entitled to both the Annual Cash Retainer and the Additional Non-Executive Chairman of the Board Cash Retainer referred to above. A non-employee director serving as Chair of a Board committee receives both the Additional Committee Chair Cash Retainer for that committee and the Additional Committee Member Cash Retainer paid to all members of that committee. A non-employee director serving as Chair of the special CEO Search Committee received both the Additional Special CEO Search Committee Chair Cash Retainer and the Additional CEO Search Committee Member Cash Retainer. Directors who are appointed to our Board, a Board committee, or to one of our Chair positions noted above during the year are paid a pro rata amount of the annual retainer fees for that position based on service to be rendered for the remaining part of the year after appointment.

Non-employee directors do not receive a separate fee for each Board or committee meeting they attend. However, we reimburse our non-employee directors for reasonable out-of-pocket expenses incurred to attend each Board or committee meeting.

Non-Employee Director Equity Awards

Our Board of Directors has adopted a Non-Employee Director Restricted Stock Unit Grant Program under our 2017 Performance Incentive Plan. For fiscal 2020, the Non-Employee Director Restricted Stock Unit Grant Program provided that each of our non-employee directors automatically receive, immediately following each annual meeting of stockholders if he or she has been reelected as a director at that annual meeting, an award of RSUs equal in value to $240,000 (or, in the case of our non-employee director serving as Chairman of the Board, $290,000, or, in the case of our Lead Independent Director, $270,000), based on the closing price of our common stock on the Nasdaq Stock Market on the grant date, rounded down to the nearest whole share.

We award non-employee directors who are newly elected or appointed to our Board after the date of the annual meeting for a given year a prorated award of RSUs for that year. If a non-employee director is appointed after the date of the annual meeting for a given year as Chairman of the Board or Lead Independent Director, our Board may award the non-employee director an incremental RSU award reflecting the additional annual value of the RSU award for that position, prorated for the portion of the year remaining after the appointment. We also award Board members a prorated award of RSUs upon or as soon as practical after first becoming a non-employee director by virtue of retiring or otherwise ceasing to be employed by us after the annual meeting for a given year. Each award of RSUs represents the right to receive an equivalent number of shares of our common stock on the applicable vesting date.

The RSUs granted in fiscal 2020 vest 100% upon the earlier of: (i) the first anniversary of the grant date; and (ii) immediately prior to the first annual meeting of stockholders held after the grant date. If dividends are paid prior to the vesting and payment of any RSUs granted to our non-employee directors, the director is credited with additional RSUs as dividend equivalents that are subject to the same vesting requirements as the underlying RSUs.

Our stockholders have approved a cap on the value of equity awards that can be granted to our non-employee directors under our 2017 Performance Incentive Plan. Under that cap, the aggregate value of RSUs granted to our non-employee directors cannot exceed $900,000 during the one-year period between our annual meetings of stockholders (or such other annual period as our Board may determine), based on the grant date fair value of the awards.

Deferred Compensation Plan for Non-Employee Directors

For each calendar year, we permit each non-employee director to defer payment of up to 80% of any cash compensation to be paid to the director during the following calendar year in accordance with our Deferred Compensation Plan. We also permit non-employee directors to defer payment of any RSUs awarded under our Non-Employee Director Restricted Stock Unit Grant Program beyond the vesting date of the award. RSUs and other amounts deferred in cash by a director are generally credited and payable in the same manner as amounts deferred by our executive officers and other participants in our Deferred Compensation Plan as further described in the "Fiscal 2020 Non-Qualified Deferred Compensation Table."

DIRECTOR COMPENSATION TABLE FOR FISCAL 2020

The table below summarizes the compensation for fiscal 2020 for each of our non-employee directors. Messrs. Milligan and Goeckeler were named executive officers for fiscal 2020 and information regarding their compensation for fiscal 2020 is presented in the "Fiscal 2018—2020 Summary Compensation Table" and the related explanatory tables. As our employees, Messrs. Milligan and Goeckeler did not receive any additional compensation for their services as directors during fiscal 2020.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Kimberly E. Alexy	130,059[3]	239,960	370,019
Martin I. Cole	130,716[4]	239,960	370,676
Kathleen A. Cote	107,500[5]	257,715	365,215
Henry T. DeNero[6]	—	—	—
Tunç Doluca	87,500	239,960	327,460
Michael D. Lambert[6]	—	—	—
Len J. Lauer[7]	142,500[5]	269,986	412,486
Matthew E. Massengill	185,000[5]	289,987	474,987
Paula A. Price[8]	36,243[9]	87,694	123,937
Stephanie A. Streeter	119,899[10]	239,960	359,859

[1]   For a description of the fees earned by the non-employee directors during fiscal 2020, see the disclosure in the section entitled "Fiscal 2020 Director Compensation Program" above.

[2]   The amounts shown reflect the aggregate grant date fair value of equity awards granted in fiscal 2020 computed in accordance with Accounting Standards Codification 718 ("ASC 718"). On the date of our 2019 annual meeting of stockholders (November 14, 2019), each non-employee director at that time was automatically granted 4,763 RSUs (5,756 RSUs for our Chairman of the Board and 5,359 RSUs for our Lead Independent Director). The grant date fair value of each of these awards, calculated using the closing price of our common stock on the Nasdaq Stock Market on the grant date, was $239,960 ($289,987 for our Chairman of the Board and $269,986 for our Lead Independent Director). In addition, Ms. Cote, who was elected as our Lead Independent Director in April 2020 after Mr. Lauer's passing, received 437 RSUs at that time, representing a prorated portion of the non-employee director annual equity award for our Lead Independent Director, with a grant date fair value of $17,755. Ms. Price received 1,944 RSUs, representing a prorated portion of the non-employee director annual equity award, in connection with her appointment to our Board in June 2020, with a grant date fair value of $87,694. Our Non-Employee Director Restricted Stock Unit Grant Program is more fully described above in the section entitled "Non-Employee Director Equity Awards" above.

In addition, the following table presents the aggregate number of shares of our common stock covered by stock awards (and corresponding dividend equivalents settled in stock) held by each of our non-employee directors on July 3, 2020:

Name	Aggregate Number of Unvested Restricted Stock Units	Aggregate Number of Deferred Stock Units[a]
Kimberly E. Alexy	4,854	—
Martin I. Cole	4,854	—
Kathleen A. Cote	5,291	29,188
Henry T. DeNero	—	40,939
Tunç Doluca	4,854	—
Michael D. Lambert	—	—
Len J. Lauer	—	—
Matthew E. Massengill	5,866	—
Paula A. Price	1,944	—
Stephanie A. Streeter	4,854	—

[a]   This amount consists of stock units (and corresponding dividend equivalents settled in stock) that the director has elected to defer under our Deferred Compensation Plan pursuant to: (i) our Non-Employee Directors Stock-for-Fees Plan in lieu of all or a portion of annual retainer or meeting fees earned by the director during the year of the election; and/or (ii) our Non-Employee Director Restricted Stock Unit Grant Program. The deferred stock units are fully vested and payable in an equivalent number of shares of our common stock on the payment date specified in accordance with the non-employee director's deferral election. For a description of the Non-Employee Director Restricted Stock Unit Grant Program and our Deferred Compensation Plan, see the section entitled "Fiscal 2020 Director Compensation Program" above. The Non-Employee Directors Stock-for-Fees Plan expired in fiscal 2013, and no new awards are permitted under that plan. Directors are entitled to receive dividend equivalents settled in cash on stock units previously deferred under the Non-Employee Directors Stock-for-Fees Plan.

[3]   Includes a prorated annual Audit Committee Chair retainer in the amount of $9,140 paid to Ms. Alexy in connection with her appointment as our Audit Committee Chair in July 2019 and a prorated annual Governance Committee retainer in the amount of $5,919 in connection with her appointment to the Governance Committee following Mr. Lauer's passing in April 2020.

[4]   Includes the CEO Search Committee retainer in the amount of $10,000 and a prorated annual Compensation and Talent Committee Chair retainer in the amount of $13,317 and a prorated annual Compensation and Talent Committee retainer in the amount of $7,399 paid to Mr. Cole in connection with his appointment as our Compensation and Talent Committee Chair following Mr. Lauer's passing in April 2020.

[5]   Includes the CEO Search Committee retainer in the amount of $10,000.

[6]   Messrs. DeNero and Lambert retired from our Board according to our Board retirement policy at our 2019 annual meeting of stockholders.

[7]   Mr. Lauer passed away in April 2020.

[8]   Ms. Price was appointed to our Board effective June 22, 2020.

[9]   Consists of a prorated annual retainer in the amount of $30,203 and prorated annual Audit Committee retainer in the amount of $6,040 paid to Ms. Price in connection with her appointment to our Board and the Audit Committee in June 2020.

[10]   Includes the CEO Search Committee retainer in the amount of $10,000, the CEO Search Committee Chair retainer in the amount of $2,500 and a prorated annual Governance Committee Chair retainer in the amount of $7,399 paid to Ms. Streeter in connection with her appointment as our Governance Committee Chair following Mr. Lauer's passing in April 2020.

DIRECTOR STOCK OWNERSHIP GUIDELINES

Under our director stock ownership guidelines, directors are prohibited from selling any shares of our common stock (other than in a same-day sale in connection with an option exercise to pay the exercise price of the option or to satisfy any applicable tax withholding obligations) unless they own "qualifying shares" with a market value of at least $375,000. Common stock, RSUs, deferred stock units and common stock beneficially owned by the director by virtue of being held in a trust, by a spouse or by the director's minor children are considered qualifying shares for purposes of the stock ownership requirement. Shares the director has a right to acquire through the exercise of stock options (whether or not vested) are not counted towards the stock ownership requirement.

Executive Officers

Listed below are all of our executive officers, followed by a brief account of their business experience. Executive officers are normally appointed annually by our Board of Directors at a meeting immediately following the annual meeting of stockholders. There are no family relationships among these officers nor any arrangements or understandings between any officer and any other person pursuant to which an officer was selected.

DAVID V. GOECKELER 58, CHIEF EXECUTIVE OFFICER



- Mr. Goeckeler was appointed Chief Executive Officer in March 2020. Biographical information regarding Mr. Goeckeler is set forth in the section entitled "Corporate Governance Matters—Proposal 1: Election of Directors."

ROBERT K. EULAU 58, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER



- Mr. Eulau joined our company in April 2019 and has served as our Executive Vice President and Chief Financial Officer since May 2019.

- Prior to that, Mr. Eulau served as chief executive officer and director of Sanmina Corporation, an electronics manufacturing services provider, from October 2017 to August 2018, and as its executive vice president and chief financial officer from September 2009 to October 2017. From March 2006 to June 2008, Mr. Eulau served as executive vice president, chief operating officer and chief financial officer of Alien Technology Corporation, a developer of radio frequency identification products, and as senior vice president and chief financial officer of Rambus Inc., a technology licensing company, from May 2001 to March 2006. Mr. Eulau previously served over 15 years with Hewlett Packard Company in various leadership roles, including vice president and chief financial officer of its business customer organization and vice president and chief financial officer of its computing products business.

SRINIVASAN SIVARAM 60, PRESIDENT, TECHNOLOGY AND STRATEGY



- Dr. Sivaram has served as our President, Technology and Strategy, since August 2019, having previously served as our Executive Vice President, Silicon Technology & Manufacturing, from November 2017 to August 2019 and our Executive Vice President, Memory Technology, from May 2016 to November 2017.

- Prior to that, Dr. Sivaram served as SanDisk's executive vice president, memory technology, from February 2015 until our acquisition of SanDisk in May 2016, senior vice president, memory technology, from June 2013 to February 2015 and vice president, technology, from January 2006 to March 2007. Dr. Sivaram previously served as chief operating officer for Matrix Semiconductor, Inc. from November 1999 until it was acquired by SanDisk in January 2006. From July 1986 to October 1999, Dr. Sivaram held various engineering and management positions at Intel Corporation. Dr. Sivaram also served as chief executive officer of Twin Creeks Technologies, Inc. from January 2008 to December 2012.

ROBERT W. SODERBERY 54, EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, FLASH BUSINESS



- Mr. Soderbery has served as our Executive Vice President and General Manager, Flash Business, since September 2020.

- Prior to that, Mr. Soderbery served as president of UpLift, Inc., a travel finance company, from May 2017 to September 2020 and has served as a member of UpLift's board of directors since January 2015. He has also served as an advisor to Rockwell Automation, Inc. since May 2017 and as managing member of Acclimate Ventures LLC, a consulting, advisory and investment firm, since October 2016. Mr. Soderbery previously served as senior vice president and general manager, enterprise products, and in other senior leadership roles at Cisco Systems from October 2009 to October 2016. Prior to that, he served as senior vice president, storage and availability management group, and in other leadership roles at Symantec Corporation.

SEAN HUNKLER 58, EXECUTIVE VICE PRESIDENT, GLOBAL OPERATIONS



- Mr. Hunkler has served as our Executive Vice President, Global Operations, since August 2020, having previously served as our Senior Vice President, Global Operations, from February 2019 to August 2020 and as our Senior Vice President, Manufacturing Operations, from August 2018 to February 2019.

- Prior to that, Mr. Hunkler served as chief operating officer of Nexperia Semiconductors, a global semiconductor manufacturer created after its divestiture from NXP Semiconductors, from February 2017 to August 2018. From July 2012 to February 2017, he served as executive vice president, global operations of NXP Semiconductors, a global semiconductor manufacturer. Mr. Hunkler also served in senior leadership roles at Freescale Semiconductor, Motorola and SunEdison (formerly MEMC Electronic Materials).

MICHAEL C. RAY 53, EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY



- Mr. Ray has served as our Executive Vice President, Chief Legal Officer and Secretary since November 2015, having previously served as our Senior Vice President, General Counsel and Secretary from April 2011 to November 2015, our Vice President, General Counsel and Secretary from October 2010 to April 2011, and in a number of positions in our legal department, ranging from Senior Counsel to Vice President, Legal Services, from September 2000 to October 2010.

- Prior to that, Mr. Ray served as corporate counsel for Wynn's International, Inc. from September 1998 to September 2000. Mr. Ray previously served as a judicial clerk to the U.S. District Court, Central District of California, and practiced law at O'Melveny & Myers LLP.

LORI S. SUNDBERG 56, EXECUTIVE VICE PRESIDENT AND CHIEF HUMAN RESOURCES OFFICER



- Ms. Sundberg has served as our Chief Human Resources Officer since February 2018 and was also appointed Executive Vice President in March 2018.

- Prior to that, Ms. Sundberg served as senior vice president, global human resources for Jacobs Engineering Group Inc., a technical professional services firm, from April 2013 to July 2017. From July 2017 to February 2018, Ms. Sundberg was on sabbatical. Ms. Sundberg served as the senior vice president of human resources and ethics for Arizona Public Service Company, an electric utility company, from November 2007 to April 2013. From 1998 to 2007, Ms. Sundberg served in a number of global human resources leadership roles with American Express, a financial services company.

Executive Compensation

PROPOSAL 2 — ADVISORY VOTE ON EXECUTIVE COMPENSATION

 Our Board of Directors recommends a vote **FOR** this Proposal 2 based on the efforts of the Compensation and Talent Committee and our Board to design an executive compensation program that provides:

- Strong linkage between management and stockholders' interests
- Excellent pay for performance alignment and rewards for long-term value creation
- Robust oversight by our Board and the Compensation and Talent Committee

PROPOSAL DETAILS

We currently provide our stockholders with the opportunity to cast a non-binding, advisory "Say on Pay" vote every year at our annual meeting of stockholders as required by Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Please read the section entitled "Executive Compensation—Compensation Discussion and Analysis" (and the various compensation tables and narratives accompanying those tables included under "Executive Compensation Tables and Narratives") for information necessary to inform your vote on this Proposal 2.

BOARD RECOMMENDATION AND VOTE REQUIRED FOR APPROVAL

BOARD RECOMMENDATION

Our Board of Directors recommends that you vote to approve, on a non-binding advisory basis, our executive compensation program for our named executive officers as disclosed in these proxy materials:

RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

Proxies received by our Board will be voted **FOR** this Proposal 2 unless specified otherwise. The next advisory vote on the compensation of our named executive officers will occur at our 2021 annual meeting of stockholders.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 2 is required to approve the non-binding advisory vote on the compensation of our named executive officers.

While this vote is nonbinding on our company and our Board of Directors, and will not be construed as overruling a decision by our company or our Board or creating or implying any additional fiduciary duty for our company or our Board, our Board and the Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for named executive officers under our executive compensation program.

Letter from the Compensation and Talent Committee

Dear Fellow Stockholders:

As the Compensation and Talent Committee of Western Digital, our most important mandate is to structure our executive compensation programs to attract and retain talented executives in a way that aligns with our stockholders' interests and drives long-term value creation.

Following the unexpected passing of Len Lauer in April 2020, Martin I. Cole joined the committee as our Chair. Mr. Cole's experience in overseeing executive compensation programs at public companies as an executive, board member and compensation committee member, coupled with his understanding of our company given his Board service since 2014, make him well-suited to serve as our Chair.

CEO Transition and Related Compensation Structure

Effective in March 2020, after over seven years of dedicated service as Western Digital's CEO, Stephen D. Milligan retired and David V. Goeckeler was appointed as our new CEO. Mr. Goeckeler joins Western Digital from Cisco where he had a track record of running highly profitable businesses and driving innovation. In attracting Mr. Goeckeler to Western Digital and establishing an initial incentive structure, the committee believed it was paramount that Mr. Goeckeler's incentives align with our performance and stockholders' interests and provide the appropriate and necessary compensation to attract Mr. Goeckeler. To that end, the one-time transition awards provided to Mr. Goeckeler as incoming CEO were denominated approximately 90% in equity that vests over multiple years with approximately two-thirds of his transition equity awards granted in the form of a PSU award that includes robust out-performance requirements over a three-year period for Mr. Goeckeler to receive a target payout under the award, thereby creating further alignment with his interests and those of our stockholders. A majority of Mr. Goeckeler's transition awards were intended to cover foregone compensation opportunities with his prior employer of 19 years. We are excited about Mr. Goeckeler's leadership and we believe the incentives he received upon joining our company establish direct alignment with our long-term performance – alignment that we believe is critical for a new CEO.

Stockholder Feedback

We believe that engaging with investors is fundamental to our commitment to good governance and essential to maintaining strong corporate governance and executive compensation practices. Since our 2019 annual meeting of stockholders, members of the Board and management proactively reached out to over 30 of our stockholders owning approximately 60% of Western Digital's outstanding shares and conducted calls with 14 of our top 25 holders, as well as several other stockholders. Our Chair led several of these discussions, which are described in more detail on pages 27 to 28 and 50 to 51 of this Proxy Statement.

In these discussions, a majority of our stockholders commended the Board's appointment of Mr. Goeckeler as our CEO; a majority of these stockholders also appreciated the fact that we needed to make an investment to attract Mr. Goeckeler to join Western Digital and supported the design of Mr. Goeckeler's transition awards to align his interests with those of our stockholders. Finally, we received positive feedback from a majority of these stockholders regarding the fiscal 2021 program design under consideration by the committee. We considered this input in finalizing our fiscal 2021 program changes described below.

Fiscal 2021 Compensation Program Updates

In evaluating our executive compensation program for fiscal 2021, we considered investor feedback, as well as professional advice from the Compensation and Talent Committee's independent compensation consultant, and approved changes for fiscal 2021, as described in more detail below on page 71. Effective for fiscal 2021, we increased the performance period for all PSUs to three years to further align executives' compensation with long-term value creation, as this was feedback we've heard consistently from investors in recent conversations. Further, we replaced the custom TSR peer group used for fiscal 2020 for PSU grants with the companies within the S&P 500, as this broader peer set better reflects the broader equity market investment opportunity for our stockholders and provides our executives with more visibility to our relative performance. We also expanded the short-term incentive plan beyond a single metric to better capture Western Digital's overall performance, with a shift from non-GAAP net income to non-GAAP operating income, inclusion of a new operational metric of exabytes shipped, as well as a new individual metric that will allow for differentiation between executives based on individual contributions.

We welcome the opportunity to continue the dialogue with our stockholders, who may reach out with any questions or concerns related to our executive compensation program. Correspondence can be addressed to our Secretary, as set forth on page 117 of this Proxy Statement.

REPORT OF THE COMPENSATION AND TALENT COMMITTEE

The Compensation and Talent Committee, comprised of independent directors, has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on that review and discussion, the Compensation and Talent Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for our 2020 annual meeting of stockholders and incorporated by reference into our 2020 Annual Report on Form 10-K.

THE COMPENSATION AND TALENT COMMITTEE







MARTIN I. COLE
Chair

KATHLEEN A. COTE

TUNÇ DOLUCA

COMPENSATION AND TALENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All of the Compensation and Talent Committee members whose names appear on the Compensation and Talent Committee Report above, other than Mr. Cole, were members of the Compensation and Talent Committee during all of fiscal 2020; Mr. Cole was appointed to the Compensation and Talent Committee in April 2020 following the passing of our former Compensation and Talent Committee Chair, Mr. Lauer. All members of the Compensation and Talent Committee during fiscal 2020 were independent directors and none of them were our employees or former employees or had any relationship with us requiring disclosure of certain transactions with related persons under SEC rules. There are no compensation committee interlocks between us and other entities in which one of our executive officers served on the compensation committee (or equivalent body) or the board of directors of another entity whose executive officer(s) served on the Compensation and Talent Committee or our Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

OUR NAMED EXECUTIVE OFFICERS

When we refer to our "named executive officers," we mean:



David V. Goeckeler
Chief Executive
Officer



Robert K. Eulau
Executive Vice
President and Chief
Financial Officer



Srinivasan Sivaram
President,
Technology
and Strategy



Michael C. Ray
Executive Vice
President, Chief
Legal Officer
and Secretary



Lori S. Sundberg
Executive Vice
President and
Chief Human
Resources Officer

Under SEC rules, the individuals listed above, as well as Mr. Milligan, our former Chief Executive Officer, who stepped down from that role in March 2020 and retired in September 2020, and Michael D. Cordano, our former President and Chief Operating Officer, who transitioned to a new role as part of a reorganized management structure in April 2020 and departed our company in August 2020, are our named executive officers for fiscal 2020 and are listed in the "Fiscal 2018—2020 Summary Compensation Table."

OVERVIEW

Our compensation philosophy for executive officers is based on the belief that the interests of our executives should be closely aligned with our stockholders. Our program is focused on aligning executive pay with company and individual performance and identifying performance metrics and targets designed to create long-term stockholder value.

FISCAL 2020 EXECUTIVE SUMMARY AND CHIEF EXECUTIVE OFFICER TRANSITION DISCUSSION

Stockholder Engagement

While our executive compensation program received the support of 92% of votes cast at our 2019 annual meeting of stockholders, our Board of Directors remains focused on stockholder outreach to ensure the Compensation and Talent Committee receives stockholder input as it evaluates updates to our program. In the summer of 2020, we reached out to over 30 of our stockholders representing approximately **60%** of shares outstanding. Our engagement team included participation by Mr. Cole, our Compensation and Talent Committee Chair, as well as members of management from our Human Resources, Investor Relations, Sustainability and Legal teams. The engagement team conducted calls with **14 of our top 25 holders** as well as several other holders, composed of investors with a variety of investment styles and geographic locations. The remainder of the stockholders we contacted confirmed that a follow-up discussion was not necessary at that time or did not respond. Our Chair of the Compensation and Talent Committee, an independent director, led several of these stockholder calls. The Compensation and Talent Committee considered the input from our stockholders in finalizing our fiscal 2021 executive compensation program changes described below.

BY THE NUMBERS: SUMMER 2020 STOCKHOLDER ENGAGEMENT EFFORT



We reached out to stockholders representing over:

~ 0%
of our outstanding stock

Our engagement included:

14 of 25
of our top holders

WHAT WE HEARD FROM STOCKHOLDERS:

In our conversations with stockholders during the past few years, including our summer 2020 stockholder engagement effort, we heard a few themes outlined in the table below. After accounting for investor feedback and evaluating our existing programs, the Compensation and Talent Committee updated our executive compensation program in fiscal 2021. The section entitled "Fiscal 2021 Decisions" on page 71 provides additional details regarding these changes, including the Compensation and Talent Committee's rationale in making these changes.

In our summer 2020 stockholder discussions, we also solicited input regarding Mr. Goeckeler's transition awards, and we received the following feedback:

- A substantial majority of stockholders with whom we engaged commended our Board's appointment of Mr. Goeckeler as our Chief Executive Officer and understood the fact that we needed to make an investment to attract an executive of Mr. Goeckeler's caliber to join Western Digital.
- Most of these stockholders supported the transition award designed to attract Mr. Goeckeler and to replace his foregone compensation opportunities with his prior employer.
- Most of these stockholders also appreciated the fact that a majority of Mr. Goeckeler's transition award value is tied to multi-year performance-vesting requirements that align his interests with those of our stockholders.

The section entitled "Chief Executive Officer Transition" on page 52 provides additional details regarding Mr. Goeckeler's transition awards.

FISCAL 2019-FISCAL 2020 PROGRAM DESIGN	WHAT WE HEARD FROM STOCKHOLDERS	UPDATES IN FISCAL 2021 PROGRAM
Annual Incentive Program		
• 100% non-GAAP net income	• Incorporate additional metrics into the STI plan	• Changed financial metric to non-GAAP operating income (50% weighting) • Added operational metric for exabytes shipped (25% weighting) • Added individual performance factor (25% weighting)
Long-Term Incentive Program		
• Financial metrics include a mix of two- and three-year performance periods: • 6.25% non-GAAP EPS (two-year performance) • 18.75% non-GAAP EPS (three-year performance) • 6.25% revenue (two-year performance) • 18.75% revenue (three-year performance)	• Move all PSUs to a three-year performance period	• Moved 100% of PSUs to three-year performance period

Business Highlights

We entered fiscal 2020 cautiously optimistic after successfully navigating dynamic market conditions and coming out of what we believed to be a cyclical trough in the flash industry. In the first half of fiscal 2020, we experienced an improving flash market environment and strength in our HDD portfolio, led by the success of our capacity enterprise product line. We encountered challenges, primarily in the second half of the fiscal year, due to the ongoing COVID-19 pandemic, the start of a global economic contraction and trade-related geopolitical dynamics, which adversely impacted our fiscal 2020 business results.

In April 2020, we suspended our dividend to strengthen our reinvestment in growth and innovation and to support our ongoing deleveraging efforts. While this impacted our stock price in the short term, we believe the reinvestment of cash in our business and improvement to our balance sheet will benefit our stockholders in the long term. The challenging market for our business in fiscal 2020 is reflected in the compensation received by our executives with respect to the fiscal year. Our two-year performance stock unit ("PSU") performance was below target and the executives' payout with respect to this award that will be made following fiscal 2021 is 92% of target. The Compensation and Talent Committee also used downward discretion and capped executives' STI payout for fiscal 2020 at 100% of target to reflect our fiscal 2020 performance in the context of market conditions.

Despite a challenging year, we remained focused on driving innovation for customers and long-term value creation for our stockholders. Specifically, we broadened our product portfolio and enhanced our technology leadership with a keen focus on strategy and operations. We expect these actions to position us to emerge as a stronger company as the market environment improves. These factors, along with the hiring of our new Chief Executive Officer and stockholder feedback from our engagement efforts, provided important context for the Compensation and Talent Committee's decisions regarding executive pay in fiscal 2020.

Chief Executive Officer Transition

In October 2019, we announced that our then-current Chief Executive Officer, Mr. Milligan, intended to retire. Mr. Milligan agreed to serve as our Chief Executive Officer until we appointed his successor; he further agreed to continue in an advisory role following the appointment of our new Chief Executive Officer through September 2020 to facilitate a seamless leadership transition. Following an extensive search led by the CEO Search Committee, a Board committee composed of independent directors and supported by a leading executive recruiting firm, our Board of Directors appointed Mr. Goeckeler in March 2020 to serve as our new Chief Executive Officer.

SEARCH PROCESS

The CEO Search Committee conducted a comprehensive and robust search, meeting 27 times. Ms. Streeter chaired the search committee, and Ms. Cote and Messrs. Cole, Lauer and Massengill served on the committee. The CEO Search Committee challenged the executive recruiting firm to identify internal and external candidates who would bring strategic vision, deep operational expertise from a technology company at scale and innovation leadership, with a particular emphasis on diverse candidates, including female and underrepresented minority candidates. The committee then assessed the slate of candidates through an in-depth evaluation and interview process.

WHY OUR BOARD APPOINTED MR. GOECKELER

Prior to joining Western Digital, Mr. Goeckeler led Cisco's $34 billion networking and security business, with a team of over 25,000 engineers. In that role, Mr. Goeckeler oversaw Cisco's networking and security strategy and market acceleration, including development operations for an expansive technology portfolio and strategic acquisitions. Our Board of Directors believes that Mr. Goeckeler's track record of driving highly profitable businesses while innovating successful business strategies and generating new revenue sources makes him an ideal leader to create long-term value for our stockholders.

MR. GOECKELER'S TARGET TOTAL DIRECT COMPENSATION

In setting Mr. Goeckeler's target total direct compensation, the Compensation and Talent Committee, advised by the independent compensation consultant, considered Mr. Goeckeler's target total direct compensation with his prior employer, target total direct compensation of our prior Chief Executive Officer and market data for chief executive officers in our peer group identified on page 63. Mr. Goeckeler's fiscal 2020 target total direct compensation with his prior employer, as disclosed in its 2019 proxy statement, totaled approximately $13.8 million and included the following components:

- Base Salary: $825,000
- STI Target: $1,320,000 (160% of base salary)
- Target LTI: $11,676,163 (determined by multiplying the target number of stock units granted to Mr. Goeckeler on September 18, 2019 by the closing price of his prior employer's common stock on the Nasdaq Stock Market on the grant date)

Following its review, the Compensation and Talent Committee approved target total direct compensation for Mr. Goeckeler that represents a small premium to his fiscal 2020 target total direct compensation with his prior employer to reflect his expanded duties as our Chief Executive Officer; Mr. Goeckeler's target total direct compensation at Western Digital is also comparable to Mr. Milligan's fiscal 2020 target total direct compensation. The Compensation and Talent Committee increased Mr. Goeckeler's target STI percentage above Mr. Milligan's to align more closely with target STI percentages for our peer companies and due to Mr. Goeckeler's higher target STI percentage opportunity at his prior employer.

As used in this Compensation Discussion and Analysis, "target total direct compensation" refers to an executive's base salary, target (not actual) annual STI award and the target value of the executive's LTI award at the time of grant of the award (determined using the values of the awards as approved by the Compensation and Talent Committee as contrasted with the grant date fair value of the executive's LTI award for financial reporting purposes, which uses a Monte Carlo simulation to determine the grant date fair value of relative total stockholder return ("TSR") PSUs). For Mr. Goeckeler, "target total direct compensation with his prior employer" refers to his base salary, STI target and target LTI as described above.

	Compensation Element			
	Base Salary ($)	**Target STI ($)**	**Target LTI ($)**	**Target Total Direct Compensation ($)**
David V. Goeckeler				15,437,500
Stephen D. Milligan (Fiscal 2020)				15,125,000

(1) For fiscal 2020, Mr. Goeckeler was only entitled to receive a prorated portion of this amount for the portion of the fiscal year he was employed.

(2) Represents Mr. Goeckeler's target annual LTI equity award grant value for fiscal 2021. Mr. Goeckeler did not receive an annual LTI award from our company in fiscal 2020 but received transition awards, discussed below, in connection with joining our company.

(3) Represents Mr. Milligan's target annual LTI equity award grant value for fiscal 2020. Based on a Monte Carlo simulation used to determine the value of Mr. Milligan's relative TSR PSU award, the accounting grant date fair value of his fiscal 2020 LTI equity award (RSUs and PSUs) as reported in the Summary Compensation Table is $14,405,144.

MR. GOECKELER'S ONE-TIME TRANSITION AWARDS

Considerations in Approving Mr. Goeckeler's Transition Awards

In evaluating Mr. Goeckeler's transition awards, the Compensation and Talent Committee considered the following factors:

- The competitive market in our industry, and in particular Silicon Valley, and the need to attract and retain top-tier talent
- Mr. Goeckeler's career with his prior employer spanned 19 years and he was one of his prior employer's most senior executives; Mr. Goeckeler's prior employer is one of the largest and most successful technology companies in the world and our Board believes that our company and stockholders will benefit from the leadership of such a high-caliber executive
- Mr. Goeckeler was a successful and well-compensated executive with his prior employer, and he incurred a risk in leaving his company after 19 years to join a new company
- The magnitude of Mr. Goeckeler's foregone compensation with his prior employer, and the need to replace substantial lost compensation opportunities in the near term, including:
  - Approximately $26.5 million in outstanding PSUs at the target level of performance[1]
  - Approximately $12.0 million in outstanding RSUs, of which approximately $10.7 million in outstanding RSUs were scheduled to vest before the end of July 2022[1]
  - Approximately $1.3 million fiscal 2020 target annual incentive award opportunity
- Mr. Goeckeler's transition awards should be structured to align his interests with the long-term interests of our stockholders and a majority of the awards should be subject to rigorous performance conditions covering a multi-year period

(1) The values for Mr. Goeckeler's foregone equity awards are presented based on the number of his unvested PSUs (at the applicable target level of performance) and RSUs as disclosed in his prior employer's 2019 proxy statement, multiplied by the closing price of his prior employer's common stock on the Nasdaq Stock Market on February 14, 2020 ($46.97), which the Compensation and Talent Committee used in evaluating the PSUs and RSUs. The "Outstanding Equity Awards At 2019 Fiscal Year-End" table in his prior employer's 2019 proxy statement reflects the PSUs at the maximum performance level for the awards scheduled to vest in his prior employer's fiscal 2021 and 2022; the values above include these awards at the applicable target (not maximum) level of performance. A portion of the PSUs were forfeited when Mr. Goeckeler's employment with his prior employer terminated, and Mr. Goeckeler remained eligible to vest in a portion of the PSUs under the award provisions for retirement. All of the RSUs were forfeited.

Transition Award Structure

After considering the foregoing factors, the Compensation and Talent Committee approved the following transition arrangements for Mr. Goeckeler:

Transition Award Component	Material Terms	Design Considerations
$3.5 Million Cash Award	• This award is subject to forfeiture if Mr. Goeckeler's employment terminates (other than by us without cause) within 12 months of his first day of employment.	• **100%** of the transition awards include service-based vesting requirements. • Approximately **90%** of the transition awards were granted in equity that vests over multiple years. • Approximately **60%** of the transition awards (and approximately 67% of the transition equity awards) were granted in the form of a PSU that includes robust performance requirements for Mr. Goeckeler to receive a target payout under the award.
$10 Million RSU Make-Whole Award	• This award vests 50% on each of the first two anniversaries of the grant date (subject to acceleration upon termination of Mr. Goeckeler's employment under certain circumstances). • Intended to replace the forfeited RSU values during the next two fiscal years with Mr. Goeckeler's prior employer.	
$20.5 Million PSU Award[1]	• Three-year relative TSR PSU award that vests based upon our TSR performance relative to the TSR of the S&P 500 constituent companies (determined as of the beginning of the performance period) over a three-year period. • Our performance must exceed the 57th percentile relative to S&P 500 constituents for Mr. Goeckeler to receive a target payout under the award. • The maximum payout under the award is capped at 150% of target value.	

[1] The value of the PSU award is based on the value approved by the Compensation and Talent Committee, rather than the grant date fair value of the equity award for financial reporting purposes ($21,140,062) determined using a Monte Carlo simulation and as reported in the Summary Compensation Table.

Pay-for-Performance Alignment of Mr. Goeckeler's Transition Awards

Mr. Goeckeler's three-year relative TSR PSU represents approximately 60% of the target value of his transition awards and we must substantially outperform the S&P 500 constituent companies during the performance period for Mr. Goeckeler to receive a target payout. The relative TSR PSU design also reflects the Compensation and Talent Committee's philosophy that a majority of our Chief Executive Officer's transition awards should be aligned with our market performance.

As of September 1, 2020, our TSR performance relative to the S&P 500 constituent peer group for Mr. Goeckeler's transition award was tracking at the 5th percentile, which would have resulted in a payout of 0% if the performance period had ended on this date. Our TSR performance relative to this peer group must improve substantially during the rest of the performance period for Mr. Goeckeler to receive a target payout under the award.

3-Year Relative TSR PSU


150
125
100
75
50
Award Payout Percentage
25
50
75
Western Digital's Relative TSR Percentile
Must exceed 57th percentile for target payout

3-Year Relative TSR PSU S&P 500 Constituent Peer Group		
Payout Level	**Western Digital's Percentile Rank**	**PSU Payout %**
Max	75%	150%
Target	57%	100%
	50%	80%
Threshold	25%	50%

MR. GOECKELER'S ANNUAL COMPENSATION OPPORTUNITY

The table below summarizes Mr. Goeckeler's intended annual compensation opportunity for each fiscal year from fiscal 2020 through fiscal 2024. For purposes of this presentation, Mr. Goeckeler's "annual compensation opportunity" for each fiscal year includes his base salary, target STI amount, transition cash award and the annual vesting value (calculated as described below below) of his transition equity awards and annual LTI awards.

The table incorporates information that the Compensation and Talent Committee reviewed in approving Mr. Goeckeler's transition awards and his target total direct compensation. It demonstrates that Mr. Goeckeler's annual compensation opportunities are heavily weighted toward multi-year PSU awards that align his compensation with long-term value creation for our stockholders.

- Mr. Goeckeler's transition cash award and transition RSU award provide him with a lower annual compensation opportunity in each of fiscal 2020 through fiscal 2022 than in fiscal 2023 and fiscal 2024 as he transitions into multi-year PSU performance periods.

- If our performance is below target with respect to the applicable PSU performance criteria, Mr. Goeckeler's actual compensation in fiscal 2023 and fiscal 2024 will be lower than the annual compensation opportunity reflected in the table below for those fiscal years, assuming no change in our stock price over the performance period.

Mr. Goeckeler's average annual compensation opportunity during fiscal 2021 through 2024 ($14,662,500) is less than his target total direct compensation ($15,437,500) described above.

Annual Compensation Opportunity		Fiscal 2020 ($)[1]	Fiscal 2021 ($)	Fiscal 2022 ($)	Fiscal 2023 ($)	Fiscal 2024 ($)
Base Salary[2]		408,654	1,250,000	1,250,000	1,250,000	1,250,000
Target STI[2]		673,077	2,187,500	2,187,500	2,187,500	2,187,500
Transition Cash Award		3,500,000	—	—	—	—
Transition Equity Award[3]	PSUs	—	—	—	20,500,000[4]	—
	RSUs	—	5,000,000	5,000,000	—	—
Fiscal 2021 Annual LTI Award[3]	PSUs	—	—	—	—	7,200,000
	RSUs	—	—	1,200,000	1,200,000	1,200,000
Fiscal 2022 Annual LTI Award[3]	RSUs	—	—	—	1,200,000	1,200,000
Fiscal 2023 Annual LTI Award[3]	RSUs	—	—	—	—	1,200,000
Total		4,581,731	8,437,500	9,637,500	26,337,500	14,237,500

[1] The fiscal 2020 annual compensation opportunity includes Mr. Goeckeler's actual base salary and STI payout for fiscal 2020 as set forth in the "Fiscal 2018-2020 Summary Compensation Table." Mr. Goeckeler received a pro rata target STI payout for fiscal 2020.

[2] Mr. Goeckeler's base salary and target STI amounts for fiscal 2021 through fiscal 2024 are presented assuming that Mr. Goeckeler receives the same base salary and target STI amounts in each of those years.

[3] Amounts reflect the value of PSUs and RSUs at vesting assuming that Mr. Goeckeler receives the same target grant value, same award mix (PSUs and RSUs) and same award structure in each of those fiscal years as his fiscal 2021 annual LTI award. Equity vesting amounts assume that our stock price does not change following the applicable grant date.

[4] As of September 1, 2020, our TSR performance relative to the S&P 500 constituent peer group for Mr. Goeckeler's transition PSU award was tracking at the 5th percentile, which would have resulted in a payout of 0% of the award if the performance period had ended on that date.

MR. MILLIGAN'S ADVISORY ROLE AND RETIREMENT

During the term of Mr. Milligan's role as an advisor from March 2020 through September 2020, he continued to receive his annual base salary and his fiscal 2020 STI and to vest in his outstanding LTI awards. Mr. Milligan did not receive an STI award or an LTI award for fiscal 2021. Upon his retirement in September 2020, Mr. Milligan received no severance benefits. As a long-serving executive, Mr. Milligan satisfied the age and service requirements to receive retirement benefits under his applicable RSU and PSU awards, which provide for prorated vesting based on service performed during the performance or vesting period. Please see the section entitled "Qualified Retirement" on page 88 below for a summary of retirement benefits in Mr. Milligan's applicable equity awards.

As a result of Mr. Milligan's retirement, he forfeited a majority of his fiscal 2020 annual LTI awards granted in September 2019 that are reported in the Summary Compensation Table on page 77. The grant date fair value of those awards was $14,405,144.

- Upon his retirement, Mr. Milligan forfeited approximately **63%** of the target stock units (RSUs and target PSUs) granted in September 2019
- **10%** of Mr. Milligan's target stock units granted in September 2019 vested in September 2020 prior to his retirement (one vesting tranche of his September 2019 RSUs) and approximately **27%** of Mr. Milligan's target stock units granted in September 2019 remained outstanding as of his retirement date
- Of the approximately 27% of Mr. Milligan's target stock units granted in September 2019 that remained outstanding as of his retirement date, approximately **97%** of these stock units are subject to performance vesting conditions and the other 3% represent the pro rata portion of these stock units that are payable to Mr. Milligan in accordance with the retirement provisions of the awards

| **Mr. Milligan's Fiscal 2020 LTI Award** | **Mr. Milligan's Fiscal 2020 LTI Award Outstanding Stock Units** |



Forfeited Stock Units €3%

Vested and Outstanding Stock Units 3"%



RSUs 3%

PSUs †"%

MR. CORDANO'S EXECUTIVE TRANSITION ARRANGEMENT AND SEVERANCE BENEFITS

In April 2020, we reorganized our management structure to have all business, operations, engineering, sales and administrative functions report directly to Mr. Goeckeler. In connection with this change, Mr. Cordano ceased to serve as our President and Chief Operating Officer and transitioned to a new role as President, Western Digital Technologies, Inc., reporting to Mr. Goeckeler. To incentivize Mr. Cordano to remain with our company during a transition period to assist with Mr. Goeckeler's onboarding, the Compensation and Talent Committee approved a cash retention payment of $75,000 if Mr. Cordano remained continuously employed through July 15, 2020 and a second cash retention payment of $150,000 if Mr. Cordano remained continuously employed through September 15, 2020.

We terminated Mr. Cordano's employment in August 2020, prior to the payment date of his second cash retention payment, and Mr. Cordano forfeited that retention payment. Due to Mr. Cordano's termination without cause within the meaning of our Executive Severance Plan, Mr. Cordano received severance benefits upon his qualifying termination. Please see the section entitled "Potential Payments Upon Termination or Change in Control" on page 86 below for additional details relating to such severance payments. Mr. Cordano did not receive any additional compensation outside of what he was entitled to receive under our Executive Severance Plan or the applicable equity award agreements.

MR. RAY'S RETENTION ARRANGEMENT

Mr. Ray received an offer to join another large public technology company as its Chief Legal Officer. Mr. Ray has been with our company since 2000 and is a key member of our management team. To induce Mr. Ray to remain with our company, the Compensation and Talent Committee approved the following compensation enhancements for Mr. Ray in August 2019: (i) a cash retention award in the amount of $2,000,000, payable with respect to $500,000 in fiscal 2020 (with a clawback if Mr. Ray voluntarily terminated employment within 12 months of payment), and payable with respect to an additional $500,000 in each of fiscal years 2021-2023, subject to Mr. Ray's continuous employment; (ii) an LTI award for fiscal 2020 with a target value of $3,125,000, with the number of stock units under the award split evenly between RSUs and PSUs and subject to our standard RSU and PSU vesting requirements, as detailed in the section entitled "Long-Term Incentives" below; and (iii) an increase in Mr. Ray's annual base salary from $575,000 to $625,000.

Fiscal 2020 Program Overview

Each year, the Compensation and Talent Committee, advised by the independent compensation consultant, undertakes a rigorous process to review and determine executive compensation in the context of an overarching pay-for-performance philosophy. The Compensation and Talent Committee believes the majority of our executive compensation should be "incentive-based" and focused on long-term performance to help ensure that the interests of our executive officers are aligned with those of our stockholders. Our primary long-term objective is to drive sustainable value creation for our stockholders by attracting, retaining, developing and motivating a diverse group of executive talent through a comprehensive and market-competitive executive compensation program. The executive compensation program and the pay packages for our executive officers are reviewed annually.

Base Salary	Short-Term Cash Incentives	Long-Term Equity Incentives
We pay a competitive base level of compensation to attract, retain and motivate key talent. We determine salary based on scope of responsibility, performance and experience. We annually review our executive officers' base salaries against our peers and the market to maintain competitive levels.	We incentivize our executive officers with cash incentive opportunities based on the achievement of annual financial performance objectives to reward executive officers for strong business performance.	We grant long-term incentive opportunities to our executive officers through a combination of performance-based and time-based equity awards that align management interests with long-term stockholder value creation. PSUs are earned by achieving pre-established financial goals over a two- or three-year period and based on our relative TSR that compares our stock performance to our industry peers over a three-year period. Time-based RSUs provide balance and retention for our key executives by vesting evenly over four years.

Paying for Performance: Fiscal 2020 Performance Results and Payouts

Award	Fiscal 2020 Payouts	Performance Link	Page(s)
STI Performance Results and Payout for Fiscal 2020			
Fiscal 2020 STI[1]	100%	• **Non-GAAP Net Income:** achievement at 147% of pre-established target	66
No LTI Payout in Fiscal 2020			
Fiscal 2019-2020 performance period under PSU Awards granted in fiscal 2019[2]	N/A	• **Two-Year Non-GAAP EPS:** achievement at 92% of pre-established target • **Two-Year Revenue:** achievement at 98% of pre-established target	70

(1) As discussed below on page 66, the calculated payout under the fiscal 2020 STI plan was 194% of target and the Compensation and Talent Committee exercised negative discretion to cap the STI payout at 100% of target.

(2) The two-year non-GAAP EPS metric and the two-year revenue metric each represent 6.25% of the target PSU awards. These portions of the PSU awards are subject to a one-year service period following the end of the performance period. As a result, none of the named executive officers received a PSU payout following fiscal 2020 and the portions of the awards eligible to vest based on the two-year performance period remain subject to time-based vesting until the end of the three-year vesting period. The remaining 87.5% of the target PSU awards is subject to a three-year performance period.

Due to the extension of the PSU vesting periods from two years to three years in our fiscal 2019 LTI awards, none of the named executive officers received a PSU award payout following fiscal 2020. The Compensation and Talent Committee considered granting "gap" RSU awards in fiscal 2019 in connection with the transition to a three-year vesting period to provide LTI payouts to our named executive officers with respect to fiscal 2020 but determined not to award any such grants to our executives. As a result of the transition to a three-year vesting program, the only incentive payouts that our named executive officers received with respect to fiscal 2020 was their fiscal 2020 STI payout.


PSU Payout Schedule
Fiscal 2018
Fiscal 2019
Fiscal 2020
Fiscal 2021
Fiscal 2018-2019 PSU
Fiscal 2019-2021 PSU
Fiscal 2018-2019 PSU Payout
Fiscal 2019-2021 PSU Payout
No PSU Payout

COVID-19 Considerations in Executive Compensation Programs

As with many companies, we experienced both supply chain and demand disruptions in the second half of fiscal 2020 as a result of COVID-19 market-related slowdowns. However, COVID-related market disruptions did not impact our business as much in fiscal 2020 as those in other industries. The Compensation and Talent Committee has not adjusted the targets for any of our incentive awards to reflect COVID-related disruptions. The fiscal 2021 targets and performance ranges for our executive compensation programs accounted for an assessment, as of the time the awards were granted, of the ongoing market uncertainty associated with COVID-19.

Our Compensation Principles



WHAT WE DO

- Pay for performance by requiring that a substantial portion of our executives' compensation be earned based on performance goals

- Actively engage with stockholders to obtain and consider their feedback in the future design of our executive compensation program

- Link our executive compensation program to our long-term corporate growth strategy and key drivers of sustainable stockholder value creation

- Use a mix of performance measures, cash- and equity-based vehicles, and short- and long-term incentive opportunities that hold our executive officers accountable for executing on our long-term corporate growth strategy

- Cap maximum vesting or payout levels under our incentive awards, which are aligned with competitive market practices

- Engage an independent compensation consultant to evaluate and advise the Compensation and Talent Committee on our executive compensation program design and pay decisions

- Evaluate executive compensation data and practices of our peer group companies as selected annually by the Compensation and Talent Committee in coordination with guidance from the independent compensation consultant

- Maintain executive stock ownership guidelines

- Maintain a compensation recovery (clawback) policy applicable in the event an officer's misconduct leads to an accounting restatement and provide for forfeiture of incentives in the event of an officer's termination of employment due to misconduct

- Provide limited executive perquisites



WHAT WE DON'T DO

- No tax gross-up payments in connection with severance or change in control pay

- No automatic vesting of equity awards upon a change in control (i.e., no single-trigger vesting)

- No repricing of stock options without stockholder approval (other than equitable adjustments permitted under our plans)

- No hedging, pledging or short-sale or derivative transactions by executive officers or directors

- No dividend equivalent payments on awards that are not vested until earned

FISCAL 2020 PHILOSOPHY, OBJECTIVES AND PROCESS

Our compensation philosophy for executive officers is based on the belief that the interests of our executives should be closely aligned with our long-term performance and sustainable value creation for our stockholders. To support this philosophy, a large portion of each executive officer's compensation is placed "at risk" and linked to the accomplishment of specific financial and operational performance goals that we expect will lead to increased long-term value creation for our stockholders.

Our executive compensation program and policies are designed to:

 **Attract, retain, develop and motivate** highly qualified and talented individuals

 **Help ensure compensation levels** are both externally competitive and internally equitable

 **Encourage accountability** by giving the Compensation and Talent Committee flexibility to take each executive officer's individual contribution and performance into account in determining salaries and incentive award opportunity/payout

 **Motivate executives** to improve our overall performance and profitability, as well as for the business group for which each executive officer is responsible, and reward executives when specific measurable results have been achieved/exceeded

 **Tie incentive awards** to financial and market metrics that drive our performance over the long term to further reinforce the linkage between the interests of our stockholders and our executives

Elements of Our Fiscal 2020 Executive Compensation Program

We believe our emphasis on variable compensation is aligned with our focus on operating excellence, allowing our executive compensation levels to flex up or down depending on our performance. We use several methods to examine the various elements of our executive compensation program to determine the competitive market position for each pay element.

In general, the Compensation and Talent Committee considers peer group and survey compensation data when establishing base salary, STI and LTI opportunities. Our actual pay positioning varies by executive, considering peer group and survey market data, competitive pay levels, each executive's role, past performance, scope of responsibility and expected contributions. Each executive's compensation level, as well as the appropriate mix and types of compensation, reflects the Compensation and Talent Committee's business judgment in consideration of the market data, our executive compensation philosophy, guidance from the independent compensation consultant and the other factors noted above.

We believe that our approach is necessary to provide the Compensation and Talent Committee with the flexibility it needs to attract, retain, develop and motivate a diverse and talented executive team. In addition to the elements reflected below, we also provide executives with relatively limited perquisites and certain other indirect benefits, as described in the section below entitled "Other Program Features and Policies."

		Element of Fiscal 2020 Target Total Direct Compensation*	Characteristics	Purpose	Performance Link/Key Benchmark
ANNUAL	FIXED	Base Salary ~%	• Fixed compensation	• Attracts and retains highly qualified executive talent • Maintains stable management team • Compensates executives for sustained individual performance	• Competitive with market and industry practices • Adjusted for experience, responsibility, potential and performance
ANNUAL	VARIABLE	STI ~o%	• Annual performance-based cash incentive compensation	• Motivates executives to drive overall performance • Encourages accountability by rewarding achievement of specific performance goals • Provides focus on achievement of near-term financial objectives	• Non-GAAP net income
LONG-TERM	VARIABLE	LTI PSUs ~o%	• Performance-based equity compensation • 100% of award cliff vests after three years • At least 50% of our executive officers' LTI mix is in the form of PSUs (60% for our Chief Executive Officer)	• Creates direct alignment with stockholder interests by focusing executives on long-term value creation through specific multi-year financial objectives	• Revenue and non-GAAP EPS goals are each weighted at 25%; financial metrics are subject to automatic adjustment pursuant to a relative market performance adjustment ("MPA") factor (as described on page 69 below) • Relative TSR goal is weighted at 50%; for PSUs based on relative TSR, payout capped at 100% if absolute TSR is negative
LONG-TERM	VARIABLE	RSUs ~o%	• Variable long-term equity compensation • Vest ratably over 4 years	• Provides alignment with stockholder interests by focusing executives on long-term value creation • Provides retention value	• Value based on stock price

* The percentages shown for the elements of target total direct compensation in the table above are presented based on annualized base salary, target annual STI award and the target annual LTI award for our former Chief Executive Officer, Mr. Milligan, in fiscal 2020. Our current Chief Executive Officer, Mr. Goeckeler, was appointed in March 2020 and did not receive an annual LTI award like those granted to our named executive officers in September 2019. Mr. Goeckeler's fiscal 2021 compensation elements are comparable to Mr. Milligan's fiscal 2020 compensation elements.

Allocation of Target Total Direct Compensation

The Compensation and Talent Committee believes that a substantial portion of target total direct compensation should be performance-based compensation, with the percentage of the executive's compensation that is performance-based to increase as the executive's responsibility increases. This philosophy motivates executives to improve our overall performance over the long term, encourages accountability and links the interests of our stockholders with those of our executives. Performance-based pay is based on our stock price performance and achievement of other specified financial performance goals.

The charts below illustrate the mix of fiscal 2020 fixed pay (annualized base salary as of the end of the fiscal year) and variable or performance-based pay (annual STI target and annual LTI awards based on the target award value) for our prior Chief Executive Officer, Mr. Milligan, and our other named executive officers (on average). Because Mr. Goeckeler, who was appointed as our Chief Executive Officer in March 2020, was not subject to the same compensation arrangements as our remaining named executive officers, the chart below reflects Mr. Milligan's target compensation for fiscal 2020. Mr. Goeckeler's compensation elements for fiscal 2021 are comparable to Mr. Milligan's fiscal 2020 compensation elements.

Chief Executive Officer Pay Mix



92% Variable Pay – At Risk

8% Base Salary

‡–% Annual Target STI

79% LTI Awards (at Target Level)

Named Executive Officer Average Pay Mix (other than Chief Executive Officer)



8⁺% Variable Pay – At Risk

‡…% Base Salary

‡…% Annual Target STI

72% LTI Awards (at Target Level)

Process for Determining Executive Compensation

ROLE OF THE COMPENSATION AND TALENT COMMITTEE

The Compensation and Talent Committee reviews and determines compensation for our executive officers. The Compensation and Talent Committee generally reviews the performance and compensation of our executive officers on an annual basis and at the time of hiring, promotion or other change in responsibilities. The Compensation and Talent Committee's annual review typically occurs near the end of the prior fiscal year and beginning of the new fiscal year.

The Compensation and Talent Committee's executive compensation decisions are informed by several factors, including:

External and Internal Factors

- Our compensation philosophy and objectives
- Our pay positioning relative to our peer group
- The executive's role, experience, performance and contributions
- Internal pay equity
- Succession planning and retention objectives
- Current and historical company performance and strategic and financial goals
- Market performance and general economic conditions

Compensation Consultant

- Advice from the Compensation and Talent Committee's independent compensation consultant
- Survey and peer group company market data prepared by the independent compensation consultant

Management

- Our Chief Executive Officer's recommendations for other executive officers (not including our Chief Executive Officer)

Stockholders

- Feedback received during stockholder engagement

ROLE OF MANAGEMENT

Management assists the Compensation and Talent Committee in the administration of our executive compensation process. No executive participates in decisions regarding his or her own compensation.

Our **Chief Executive Officer** provides recommendations regarding compensation for his executive officer direct reports for consideration by the Compensation and Talent Committee during its annual review. While the Compensation and Talent Committee considers these recommendations, the Compensation and Talent Committee is solely responsible for making the final decision regarding the compensation of our executive officers.

Our **Chief Human Resources Officer** or her designee also provides internal and external compensation data to the Compensation and Talent Committee and the independent compensation consultant.

Our **Chief Financial Officer** or his designee provides input to the Compensation and Talent Committee on the financial targets for our performance-based executive compensation program and presents data regarding the impact of the program on our financial results.

Our **Chief Legal Officer** or his designee generally assesses and advises the Compensation and Talent Committee regarding legal implications or considerations involving our executive compensation program.

The Compensation and Talent Committee alone is charged with approving the compensation of our Chief Executive Officer, although in determining our Chief Executive Officer's compensation, the Compensation and Talent Committee confers with other members of our Board of Directors, led by our Chairman of the Board and Lead Independent Director, who also evaluate our Chief Executive Officer's performance. For a discussion of the process relating to the annual performance evaluation of our Chief Executive Officer, please see the section entitled "Corporate Governance Matters—Board's Role and Responsibilities—Chief Executive Officer Evaluation and Succession Planning."

ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Compensation and Talent Committee retains an independent compensation consultant to provide objective advice and counsel to the Compensation and Talent Committee on all matters related to the compensation of our Board members and executive officers.

For fiscal 2020, the Compensation and Talent Committee retained Willis Towers Watson ("WTW") as the independent compensation consultant. WTW reported directly to the Compensation and Talent Committee during fiscal 2020. WTW also communicated with management to gather information and review management proposals as needed. WTW attended all regularly scheduled meetings of the Compensation and Talent Committee held during fiscal 2020.

The independent compensation consultant's responsibilities for fiscal 2020 generally included:

- advising on our new Chief Executive Officer's compensation arrangement and transition awards;
- reviewing and advising on executive compensation, including the performance measures to be used under the executive compensation program;
- providing recommendations regarding the composition and selection of our peer group companies;
- analyzing pay survey data;
- providing advice regarding executive compensation practices and trends; and
- advising on the Compensation and Talent Committee's charter.

The Compensation and Talent Committee assessed the independence of WTW pursuant to applicable rules and regulations of the SEC and the Nasdaq Stock Market and concluded that the engagement of WTW did not raise any conflicts of interest during fiscal 2020 and currently does not raise any conflicts of interest.

Comparative Market Data

The Compensation and Talent Committee determines the composition of our peer group and reevaluates this group on an annual basis with input from the independent compensation consultant.

For fiscal 2020, market data was also collected from the Radford Executive Survey, an independently published survey, and WTW's High-Tech Compensation Survey. The survey data was filtered for high-technology companies and adjusted to screen for revenue size. With input from the independent compensation consultant, the Compensation and Talent Committee uses market data and industry practices during its annual review of the competitiveness of compensation levels and the appropriate mix of compensation elements for our executive officers. This market data provided the Compensation and Talent Committee a reference point, which was one of several factors that it used to make compensation decisions during its fiscal 2020 annual compensation review, as discussed in this section.

Fiscal 2020 Peer Group Companies

As reflected in the table below, the peer group for fiscal 2020 consists of technology companies that compete with us for talent and have the size (primarily based on revenue) and business characteristics that we believe are comparable to ours. Most of the companies included in our fiscal 2020 peer group are, like us, included in the Dow Jones U.S. Technology Hardware & Equipment Index, which we selected as the industry index for purposes of the stock performance graph appearing in our 2020 Annual Report on Form 10-K.

In choosing peer group companies, the Compensation and Talent Committee focused primarily on industry, talent market and revenue size. Revenue is a commonly used proxy for organizational size and complexity and is relatively stable from year-to-year, making it a valuable metric when selecting appropriately-sized peers for compensation purposes. As part of its decision process, the Compensation and Talent Committee also references other metrics for informational purposes. However, the Compensation and Talent Committee recognizes that certain of these measures, in particular market capitalization, reflect in part non-operational factors and can be volatile year-to-year for companies in our industry, making these secondary indicators less-stable measures for peer group construction purposes than revenue.



Advanced Micro Devices, Inc.	LAM Research Corporation
Applied Materials, Inc.	Micron Technology, Inc.
Broadcom Inc.	Motorola Solutions, Inc.
Cisco Systems, Inc.	NVIDIA Corporation
Hewlett Packard Enterprise Company	QUALCOMM Incorporated
HP Inc.	Seagate Technology plc
Intel Corporation	Texas Instruments Incorporated

Western Digital Compared to Peer Group

Percentile	0%	5%	50%	75%	100%
Revenue[1] ($ millions)		10,611	18,603	7,9 0	

[1]   Represents annual revenue for the most recent fiscal year for which data was available through SEC filings as of August 31, 2020.

PEER GROUP CHANGES FOR FISCAL 2021

During fiscal 2020, following the Compensation and Talent Committee's annual review of our peer group with the independent compensation consultant and reflecting input from our investors, the Compensation and Talent Committee expanded our peer group to include the three new companies identified below. Each of the added companies had, at the time the Compensation and Talent Committee approved the peer group changes, a market capitalization that was lower than most of our other fiscal 2020 peer group companies but otherwise fit within the primary criteria reviewed by the committee in selecting the peer group companies.

⊕ ADDED

- Flex Ltd. based on industry focus and market capitalization
- NetApp, Inc. based industry focus, revenue and market capitalization
- ON Semiconductor Corporation based on industry focus, revenue and market capitalization

FISCAL 2020 DECISIONS AND OUTCOMES

Base Salary

The Compensation and Talent Committee approved Mr. Goeckeler's annual base salary in connection with his appointment as our Chief Executive Officer in March 2020. The Compensation and Talent Committee increased Dr. Sivaram's base salary in August 2019 to reflect his expanded role following his promotion to President, Technology and Strategy, and increased Mr. Ray's base salary in connection with the retention arrangement discussed on page 56. In January 2020, the Compensation and Talent Committee approved base salary increases for Mr. Eulau and Ms. Sundberg to reflect the executives' performance and competitive positioning of their base salaries relative to the market. Each named executive officer's annualized base salary as in effect at the end of fiscal 2020 is reflected below:

Named Executive Officer	Base Salary Level ($)	Change from Fiscal 2019
David V. Goeckeler	1,250,000	N/A
Robert K. Eulau	715,000	2%
Srinivasan Sivaram	700,000	12%
Michael C. Ray	625,000	9%
Lori S. Sundberg	525,000	5%
Stephen D. Milligan	1,250,000	0%
Michael D. Cordano	800,000	0%

Short-Term Incentives

TARGET INCENTIVE LEVEL OPPORTUNITIES

The Compensation and Talent Committee approved Mr. Goeckeler's target annual STI level in connection with his appointment as our Chief Executive Officer in March 2020. For our remaining named executive officers, the Compensation and Talent Committee concluded that target STI levels for fiscal 2019 remained appropriate and, as a result, no adjustments were made to their target incentive levels for fiscal 2020. Each named executive officer's target STI opportunity for fiscal 2020 is reflected below:

Named Executive Officer	Annual Target Incentive Opportunity (as Percentage of Base Salary)	Change from Fiscal 2019
David V. Goeckeler	175%	N/A
Robert K. Eulau	110%	0%
Srinivasan Sivaram	110%	0%
Michael C. Ray	85%	0%
Lori S. Sundberg	85%	0%
Stephen D. Milligan	150%	0%
Michael D. Cordano	125%	0%

FISCAL 2020 STI GOAL SETTING

In setting the target non-GAAP net income performance level our fiscal 2020 STI plan, the Compensation and Talent Committee considered the following factors:

- The reduction in flash pricing during fiscal 2019 dramatically impacted our non-GAAP net income throughout the fiscal year, with fourth quarter fiscal 2019 non-GAAP net income performance that was less than 6% of our first quarter fiscal 2019 non-GAAP net income performance (see table below)

- In the first quarter of fiscal 2020, when the fiscal 2020 STI target was established, management believed that the flash market had reached its cyclical trough and that pricing would improve through fiscal 2020

- Even with a favorable view of fiscal 2020 flash pricing improvement, management did not foresee an immediate rebound in pricing to the levels seen in the first half of fiscal 2019

- In the first quarter of fiscal 2020, we faced market uncertainties given that the U.S. Commerce Department's Bureau of Industry and Security prohibited shipping of certain products to entities within China and our customers moved some of their sourcing requirements to international competitors, reducing demand for some of our products

Non-GAAP Net Income ($, in millions)[1]

First Quarter Fiscal 2019	Second Quarter Fiscal 2019	Third Quarter Fiscal 2019	Fourth Quarter Fiscal 2019	Fiscal 2019 Total
906	424	49	50	1,429

[1] See Appendix A to this Proxy Statement for a reconciliation of GAAP net income to non-GAAP net income.

After accounting for these factors, the Compensation and Talent Committee approved a fiscal 2020 non-GAAP net income target of $599 million for the STI plan. Recognizing that the STI non-GAAP net income target for fiscal 2020 was lower than our fiscal 2019 non-GAAP net income performance level, the Compensation and Talent Committee extended the performance range above target to make it harder for executives to receive a maximum payout. The fiscal 2019 STI design required performance at 130% of target for executives to receive a maximum payout while the fiscal 2020 STI design required performance at 150% of target for maximum payout.

Fiscal ˇ019 STI Versus Fiscal ˇ0ˇ0 STI Performance Curves



FISCAL 2020 STI ACHIEVEMENT AND PAYOUTS

Our non-GAAP net income achievement under our fiscal 2020 STI plan was $882 million, which was 147% of target performance; the payout rate at this level of performance would have been 194% of target. Given our fiscal 2020 financial performance in the context of market conditions and considering the STI plan had a lower performance target in fiscal 2020 relative to fiscal 2019, our Chief Executive Officer recommended that the Compensation and Talent Committee cap the fiscal 2020 STI payouts for our executives at 100% of target. The Compensation and Talent Committee agreed with this recommendation and approved payouts under the plan at 100% of target, in the amounts below.

	Non-GAAP Net Income Target (100%) ($, in millions)	Achievement ($, in millions)[1]	Plan Achievement Rate	Capped Payout Rate	Target STI Opportunity (as a percentage of base salary)	Actual STI Payout Amount ($)
David V. Goeckeler[2]	599	882	147%	100%	175%	673,077
Robert K. Eulau	599	882	147%	100%	110%	778,123
Srinivasan Sivaram	599	882	147%	100%	110%	776,875
Michael C. Ray	599	882	147%	100%	85%	526,346
Lori S. Sundberg	599	882	147%	100%	85%	435,462
Stephen D. Milligan	599	882	147%	100%	150%	1,875,000
Michael D. Cordano	599	882	147%	100%	125%	1,000,000

[1] The figure shown in the table above reflects fiscal 2020 non-GAAP net income of $914 million less a benefit of $32 million due to capped STI payouts for fiscal 2020, and the figure shown was used to determine achievement against the non-GAAP net income target under our fiscal 2020 STI plan. See Appendix A to this Proxy Statement for a reconciliation of GAAP net income to non-GAAP net income.

[2] Mr. Goeckeler participated in our fiscal 2020 STI plan on a prorated basis for the portion of fiscal 2020 that he was employed.

RECENT STI PAYOUTS

The average annual STI payout (as a percentage of the applicable target payout level) made to executive officers participating in the STI program each fiscal year from fiscal 2018 through fiscal 2020 (a three-year period) was 72% of target, and from fiscal 2016 through fiscal 2020 (a five-year period) was 86% of target.

The Compensation and Talent Committee establishes performance targets at the beginning of each STI performance period by assessing our annual operating plan, but evaluating the rigor of these goals prospectively can be challenging in a cyclical industry. In instances in which the Compensation and Talent Committee believes the STI payout is too high after evaluating our performance in the context of our fiscal year and applicable market conditions, it may exercise negative discretion to reduce payouts under the plan. As noted above, given our fiscal 2020 financial performance in the context of market conditions and considering the STI plan had a lower performance target in fiscal 2020 relative to fiscal 2019, the Compensation and Talent Committee capped the fiscal 2020 STI payouts for our executives at 100% of target.



3-Year Average STI Actual Payout vs. Target

~0 % Payout



5-Year Average STI Actual Payout vs. Target

86% Payout

Long-Term Incentives

Fiscal 2020 LTI Awards

The Compensation and Talent Committee approved Mr. Goeckeler's fiscal 2020 LTI award upon his appointment as our Chief Executive Officer in March 2020. Our other named executive officers received the following annual LTI equity awards in September 2019. Each named executive officer's fiscal 2020 LTI award consists of a mix of PSUs and RSUs. Mr. Goeckeler's RSUs are scheduled to vest in two annual installments, generally subject to his continued employment through the applicable vesting date. As noted above on page 54, Mr. Goeckeler's RSU award is intended to replace forfeited RSU values that he was scheduled to receive during the next two fiscal years at his prior employer. The RSUs for our other named executive officers are scheduled to vest in four annual installments, generally subject to the executive's continued employment through the applicable vesting date. The vesting provisions of the PSUs are described below.

Named Executive Officer	Total Awarded Grant Value ($)[1]	# Shares Underlying LTI Grants[2]	LTI Vehicle Mix	
			PSUs	RSUs
David V. Goeckeler	30,500,000	643,459	67%	33%
Robert K. Eulau	4,000,000	67,417	50%	50%
Srinivasan Sivaram	4,000,000	67,417	50%	50%
Michael C. Ray	3,125,000	52,669	50%	50%
Lori S. Sundberg	2,250,000	37,921	50%	50%
Stephen D. Milligan	12,000,000	202,257	60%	40%
Michael D. Cordano	4,800,000	80,901	50%	50%

[1] The differences between the target grant values approved by the Compensation and Talent Committee and reflected in the table above, and the grant date fair values of the awards as determined for financial reporting purposes and reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table below, is attributable to the use of a Monte Carlo simulation to determine the grant date fair value of the relative TSR PSUs for financial reporting purposes.

[2] The number of shares, in the case of both PSUs at the target level of performance and RSUs, was determined by dividing the target awarded grant value by the closing price of our common stock on the Nasdaq Stock Market on the grant date, rounded down to the nearest share. The closing price of our common stock on March 9, 2020, the grant date for Mr. Goeckeler's fiscal 2020 LTI awards, was $47.40 per share. The closing price of our common stock on September 4, 2019, the grant date for our other named executive officers' fiscal 2020 LTI awards, was $59.33 per share.

Three-Year CEO Transition PSU Award



Mr. Goeckeler's transition PSU award was granted in March 2020. He may earn shares under this award based on our stock performance, assuming reinvestment of dividends, relative to the performance of the S&P 500 constituent companies as of March 9, 2020 (the first day of the performance measurement period). The Compensation and Talent Committee chose S&P 500 constituent companies as the comparator group for the PSU award because these companies represent the broader U.S. equities market and the comparator group provides our Chief Executive Officer with a clear line of sight with respect to our stock performance relative to the broader market.

The Compensation and Talent Committee established a rigorous target for Mr. Goeckeler's PSU award, which requires our stock performance to exceed the 57th percentile relative to the peer group companies for Mr. Goeckeler to receive a target payout under the award. Further, the Compensation and Talent Committee determined that median relative TSR performance during this period would result in a meaningfully reduced payout, set at 80% of target. The award is also capped at 150% of the target payout to manage our potential dilution under the award.

The percentage of Mr. Goeckeler's relative TSR PSUs that can be earned at the end of the three-year performance period is set forth below. Straight-line interpolation is used if performance falls between two points.

Payout Level	Western Digital's TSR Results Relative to S&P 500 Constituent Companies during the Measurement Period	Portion of the PSUs Subject to the Award that Become Eligible to Vest
Max	75th percentile or greater	150%
Target	57th percentile	100%
	50th percentile	80%
Threshold	25th percentile	50%
	Less than the 25th percentile	0%

Fiscal 2020–2022 PSU Awards (Named Executive Officers other than CEO)


Target Award
(# Performance Units Granted)
Relative MPA Modifier
2-Year Revenue (with an additional year of service) (6.25%)
2-Year Non-GAAP EPS (with an) additional year of service) (6.25%)
3-Year Revenue (18.75%)
3-Year Non-GAAP EPS (18.75%)
3-Year Relative TSR (50%)
Final Payout (Capped at 200%; Relative TSR Units Capped at 100% if Absolute TSR is Negative)

The fiscal 2020-2022 PSU awards granted in September 2019 become eligible to vest over a two-year performance period covering fiscal 2020 and 2021 and a three-year performance period covering fiscal 2020 through 2022, as discussed in more detail below. The financial targets included in the fiscal 2020-2022 PSU awards are aligned with our long-range plan and were approved by the Compensation and Talent Committee after comparing those targets to analysts' projections to validate the rigor of our targets.

Two-Year Performance Period (12.5% of Target PSU Award)

- Revenue (6.25% of target award)
- Non-GAAP EPS (6.25% of target award)
- Three-year service period (one year beyond the two-year performance period)

Three-Year Performance Period (87.5% of Target PSU Award)

- Revenue (18.75% of target award)
- Non-GAAP EPS (18.75% of target award)
- Relative TSR (50% of target award)

The Compensation and Talent Committee selected these performance metrics for the PSUs because non-GAAP EPS helps measure the effectiveness of our capital allocation strategy, revenue helps focus our executives on sustainable long-term corporate growth, and the relative TSR metric aligns our executives with our stockholders by rewarding our executives based on our stock performance relative to a comparison group of semiconductor and hardware and equipment companies over a multi-year period.

Performance Period and Payout Range

PSU awards granted prior to the fiscal 2019-2021 PSU awards included a two-year performance period. The fiscal 2019-2021 PSU awards extended the performance period for 87.5% of the target award to three years and retained a two-year performance period for just 12.5% of the target PSUs. The portion of the PSUs that include a two-year performance period also include a three-year service period (one year beyond the two-year performance period), which means 100% of the target PSUs will vest after three years. This design served as a transition to a full three-year performance period. The Compensation and Talent Committee retained this transition design for the fiscal 2020-2022 PSUs. As discussed in more detail below, the fiscal 2021-2023 PSUs granted in September 2020 include a full three-year performance period for 100% of the award.

The actual number of shares that may become earned and payable under the fiscal 2020-2022 PSU awards will range from 0% to 200% of the target number of stock units based on achievement of the specified performance goals. However, if our absolute TSR for the three-year performance period is negative, payout of the PSUs allocated to the TSR metric is capped at 100% of the target number of stock units.

Relative Market Performance Adjustment for Financial Metrics

The cumulative PSU financial goals are subject to a pre-established, objective adjustment at the end of the applicable performance period in a relative proportion (up or down) by which the total market for our products (measured by revenue) during the period exceeds or falls short of the total market forecast approved by the Compensation and Talent Committee at the time the goals are established, as reported by International Data Corporation (IDC), Forward Insights and Gartner. We refer to the relative market performance adjustment in this Proxy Statement as "relative MPA."

- Relative MPA is a pre-established modifier approved at the time the performance goals are set by the Compensation and Committee and not subject to discretion as to whether the adjustment should be applied.
- *Rationale:* We believe the relative MPA is an important element of our PSU program to help ensure we are paying for performance relative to the market demand and opportunity available to us and not due to unforeseen swings in the market. For example, if there is a significant demand in the market that was not forecasted at the beginning of the performance period when the Compensation and Talent Committee approved the performance goals, the adjustment factor would automatically increase the goals – and make them harder to achieve – to ensure that our executives are not benefitting from the unforeseen upswing in demand.

Relative TSR Metric

The relative TSR metric measures our stock performance, assuming reinvestment of dividends, relative to two high-tech indices over a three-year performance period: the S&P 500 Technology Hardware & Equipment Index (comprised of 17 companies as of the grant date) and the PHLX Semiconductor Sector Index (comprised of 30 companies as of the grant date). The 47 companies within these indices as of the fiscal 2020-2022 PSU grant consist of the following:

Company	Applicable Index	Company	Applicable Index
Advanced Micro Devices, Inc.	PHLX	Marvell Technology Group Ltd.	PHLX
Amphenol Corporation	S&P 500 TH&E	Maxim Integrated Products, Inc.	PHLX
Analog Devices, Inc.	PHLX	Microchip Technology Incorporated	PHLX
Apple Inc.	S&P 500 TH&E	Micron Technology, Inc.	PHLX
Applied Materials, Inc.	PHLX	MKS Instruments, Inc.	PHLX
Arista Networks	S&P 500 TH&E	Monolithic Power Systems, Inc.	PHLX
ASML Holding N.V.	PHLX	Motorola Solutions, Inc.	S&P 500 TH&E
Broadcom Inc.	PHLX	NetApp, Inc.	S&P 500 TH&E

Company	Applicable Index	Company	Applicable Index
Cisco Systems, Inc.	S&P 500 TH&E	NVIDIA Corporation	PHLX
Corning Incorporated	S&P 500 TH&E	NXP Semiconductors N.V.	PHLX
Cree, Inc.	PHLX	ON Semiconductor Corporation	PHLX
Cypress Semiconductor Corporation	PHLX	Qorvo, Inc.	PHLX
Entegris, Inc.	PHLX	QUALCOMM Incorporated	PHLX
F5 Networks, Inc.	S&P 500 TH&E	Seagate Technology plc	S&P 500 TH&E
FLIR Systems, Inc.	S&P 500 TH&E	Silicon Laboratories Inc.	PHLX
Hewlett Packard Enterprise Company	S&P 500 TH&E	Silicon Motion Technology Corporation	PHLX
HP Inc.	S&P 500 TH&E	Skyworks Solutions, Inc.	PHLX
Inphi Corporation	PHLX	Taiwan Semiconductor Manufacturing	PHLX
Intel Corporation	PHLX	TE Connectivity Ltd.	S&P 500 TH&E
IPG Photonics Corporation	S&P 500 TH&E	Teradyne, Inc.	PHLX
Juniper Networks, Inc.	S&P 500 TH&E	Texas Instruments Incorporated	PHLX
Keysight Technologies	S&P 500 TH&E	Xerox Holdings Corporation	S&P 500 TH&E
KLA-Tencor Corporation	PHLX	Xilinx, Inc.	PHLX
Lam Research Corporation	PHLX		

The percentage of relative TSR PSUs that can be earned at the end of the three-year performance period is set forth below.

Western Digital's Relative TSR Results for the Measurement Period	Portion of the PSUs Subject to the Award that Become Eligible to Vest
75th percentile or greater	200%
50th percentile	100%
25th percentile	25%
Less than the 25th percentile	0%

Straight-line interpolation is used if performance falls between two points. If our absolute TSR is negative during the performance period, the relative TSR PSUs will be capped at a target payout (100%).

Achievement of Prior Year LTI Awards

Fiscal 2019–2021 PSU Awards

In August 2018, the Compensation and Talent Committee approved the grant of annual PSU awards to our named executive officers. These PSUs are earned based on the achievement of pre-established financial and market-based goals over a two- and three-year performance period, as discussed in more detail below.

- **Fiscal 2019-2020 Performance Period** The fiscal 2019-2021 PSUs include a two-year cumulative revenue metric, weighted at 6.25% of the target award, and a two-year cumulative non-GAAP EPS metric, weighted at 6.25% of the target award. Executives must remain employed with us for one year following the end of the two-year performance period to receive the payout on these PSUs.

- **Fiscal 2019-2021 Performance Period.** The fiscal 2019-2021 PSUs include a three-year cumulative revenue metric, weighted at 18.75% of the target award, a three-year cumulative non-GAAP EPS metric, weighted at 18.75% of the target award, and a three-year relative TSR metric, weighted at 50% of the award.

- **Relative MPA for Financial Metrics**. The fiscal 2019-2021 PSUs include a relative MPA modifier as described above for the fiscal 2020-2022 PSUs on page 69. The actual total market for our products during the fiscal 2019-2020 performance period (measured by revenue) was lower than forecasted when the PSU goals were established, which resulted in a decrease in the target level of performance for both the revenue and non-GAAP EPS metrics relative to the targets established at grant. As a basis for comparison, the relative MPA modifier incorporated into our PSUs that vested following each of the last two fiscal years ***increased*** the financial targets relative to those established at grant.

Following the end of fiscal 2020, the Compensation and Talent Committee certified the performance for the portion of the fiscal 2019-2021 PSUs subject to the fiscal 2019-2020 performance period (12.5% of the target award), as outlined below. These PSUs remain subject to a one-year service requirement during fiscal 2021 in order for our named executive officers to receive the payout on these PSUs. Because of our transition from a two-year performance period to a three-year performance/vesting period, our named executive officers have a "gap" year with no PSU payouts. ***As a result of this gap, none of our named executive officers received a PSU payout following the end of fiscal 2020.***

Fiscal 2019-2020 Performance Period Achievement

Cumulative Goals	Threshold (50%) ($)	Original Target (100%) ($)	Maximum (200%)($)	Target After Applying Relative MPA Modifier (100%) ($)	Actual Performance ($)	Achievement Rate	Final Payout Rate[1]
Two-Year Revenue (6.25%) (in millions)	35,578	41,857	48,136	34,091	33,305	98%	94%
Two-Year Non-GAAP EPS (6.25%)[2]	14.66	19.55	25.42	8.54	7.88	92%	90%
Weighted Overall Payout:							92%

(1) Payout will be made following fiscal 2021 and is generally subject to each executive's continuous employment through the end of fiscal 2021.

(2) See Appendix A to this Proxy Statement for a reconciliation of GAAP EPS to non-GAAP EPS.

FISCAL 2021 DECISIONS

Fiscal 2021 STI Award Updates

The Compensation and Talent Committee updated the STI plan for fiscal 2021 to better align the plan with our core operations and to add operational and individual performance metrics, as reflected below.



Non-GAAP Operating Income 50% Weighting + Flash Exabytes Shipped 12.5% Weighting + HDD Exabytes Shipped 12.5% Weighting + Individual Performance Factor 25% Weighting = Individual Final Payout (Capped at 200%)

In updating the STI plan for fiscal 2021, the Compensation and Talent Committee considered the following factors:

- Non-GAAP operating income better reflects our core operating results than non-GAAP net income by excluding interest and taxes.
- Exabytes shipped provides the executive team with tangible operational metrics in an uncertain market environment and the metric aligns with our short-term strategy. This metric is a primary driver for maintaining our market share and, given our fixed assets, shipping more exabytes improves our utilization of those assets. The inclusion of profit metrics in both the STI plan and LTI plan helps ensure that management does not ship exabytes unprofitably to maximize this metric.

- The individual performance metric provides the Compensation and Talent Committee with the ability to differentiate performance among executives and reward our strongest contributors. Weighting the metric at 25% ensures that the majority of each executive's incentive opportunity is tied to financial and corporate objectives. Executives will be evaluated with respect to their leadership within the organization and their execution on our fiscal 2021 strategic and financial objectives. Our proxy statement for the 2021 annual meeting of stockholders will include a summary of the factors considered by the Compensation and Talent Committee in evaluating each named executive officer's individual performance for the year.

Fiscal 2021 Updates	Rationale
Performance Metrics	
• Shifted from non-GAAP net income to non-GAAP operating income	• Shift from Non-GAAP Net Income to Non-GAAP Operating Income better reflects our core operations by excluding the impact of taxes and interest
• Added a new pre-determined corporate metric, with a 25% target weighting: exabytes shipped (split between HDD and flash)	• New Operational Metric (Exabytes Shipped) provides the executive team with tangible operational milestones; overall STI design emphasizes profit in achieving these milestones
• Added an individual performance metric with a 25% weighting	• New Individual Performance Metric allows for differentiation between executives based on individual contributions

Fiscal 2021–2023 PSU Award Updates

The Compensation and Talent Committee updated the PSU awards for fiscal 2021-2023 as follows:

- **PSU Performance Period:** Extended the performance period for 100% of the PSUs to three years
- **Relative TSR PSUs**: Replaced the custom peer index used in the fiscal 2019-2021 and fiscal 2020-2022 PSUs with the S&P 500 constituents; under this metric, our TSR will be compared to the TSR of the S&P 500 constituent companies, as determined at the beginning of the performance period, over a three-year period


Target Award
(# Performance Units Granted)
Relative MPA Modifier
3-Year Revenue (25%)
3-Year Relative TSR (50%)
3-Year Non-GAAP EPS (25%)
Final Payout (Capped at 200%; Relative TSR Units Capped at 100% if Absolute TSR is Negative)

In updating the fiscal 2021-2023 PSU awards, the Compensation and Talent Committee considered the following factors:

- Three-Year Performance Period. The Compensation and Talent Committee evaluated our PSU design from the two previous fiscal years and determined that fiscal 2021 was the right time to move to a three-year performance period for 100% of the PSU awards. We discussed PSU performance periods with investors and they supported this three-year design. The fiscal 2021-2023 PSU awards do not include a two-year performance period for any portion of the awards.
- Relative TSR Peer Group. The Compensation and Talent Committee's primary considerations in making the change to the S&P 500 constituent TSR peer group include the following:
  - The Compensation and Talent Committee believes that the S&P 500 constituents is the right TSR peer group to include in our fiscal 2021-2023 PSU awards because it compares our performance to the broader equity market and will motivate our executives with a TSR peer group that is more visible and provides them with clear line of sight

- o The custom TSR peer group included in our prior PSUs has a much smaller number of companies than the S&P 500 constituents and consolidation within the custom TSR peer group can impact our performance and payout curves disproportionately relative to a broader TSR peer group, such as the S&P 500 constituents

- o The Compensation and Talent Committee believes the new TSR peer group will be just as rigorous for executives as the custom TSR peer group used in prior PSU awards; back-testing performed by the Compensation and Talent Committee's independent compensation consultant determined that payouts using the S&P 500 constituents as our TSR peer group were in line with payouts using the custom TSR peer group included in our prior PSU awards

- o Among the companies in our peer group that use relative TSR in their LTI programs, S&P 500 constituents is the most common TSR peer group

No changes were made to the RSU award design for fiscal 2021.

Fiscal 2021 Annual LTI Awards

The following LTI awards were granted to our named executive officers in fiscal 2021 as part of our regular annual LTI program:

Named Executive Officer[1]	Total Awarded Grant Value ($)	# Shares Underlying LTI Grants[2]	LTI Vehicle Mix	
			PSUs	RSUs
David V. Goeckeler	12,000,000	318,217	60%	40%
Robert K. Eulau	3,575,000	94,801	50%	50%
Srinivasan Sivaram	3,750,000	99,441	50%	50%
Michael C. Ray	2,187,500	58,008	50%	50%
Lori S. Sundberg	1,837,500	48,725	50%	50%

[1] Mr. Milligan and Mr. Cordano did not receive fiscal 2021 annual LTI awards due to Mr. Milligan's retirement in September 2020 and Mr. Cordano's termination without cause in August 2020.

[2] The number of shares, in the case of both PSUs at the target level of performance and RSUs, was determined by dividing the total awarded grant value by the closing price of our common stock on the Nasdaq Stock Market on the grant date, rounded to the nearest share. The closing price of our common stock on September 3, 2020, the grant date for the fiscal 2021 annual LTI awards, was $37.71 per share.

Dr. Sivaram's Fiscal 2021 Compensation Enhancements

In August 2020, the Compensation and Talent Committee approved an increase in Dr. Sivaram's annual base salary from $700,000 to $750,000 and approved an increase in his fiscal 2021 target STI opportunity from 110% to 120%. In approving these changes, the Compensation and Talent Committee considered Dr. Sivaram's critical role for our flash business and his key relationships with our joint venture partner.

OTHER PROGRAM FEATURES AND POLICIES

Perquisites	We provide our executive officers with limited perquisites, consisting principally of a $5,000 annual allowance for financial planning services (net of taxes), which is available to other officers, and a monthly transitional housing and travel allowance, which is available to other eligible officers who have families located outside of the San Jose, California area but are required to perform services in San Jose, California. The monthly transitional housing and travel allowance is provided to a small number of officers and is limited in duration as a transition into employment with our company. Ms. Sundberg is our only named executive officer who received a transitional housing and travel allowance in fiscal 2020.
	We did not provide any tax gross-up payments to our named executive officers, except as to the modest financial planning services allowance in accordance with the terms of the program, to the extent permitted by applicable tax law and to the extent these benefits are taxable to the participant.
401(k) Plan Benefits	We provide retirement benefits to our executive officers and other eligible employees under the terms of our 401(k) Plan. Eligible employees may contribute up to 75% of their annual cash compensation up to a maximum amount allowed by the Internal Revenue Code, and are also eligible for matching contributions, which vest over a two-year service period. Our executive officers participate in the 401(k) Plan on substantially the same terms as our other participating employees. The 401(k) Plan and our matching contributions are designed to assist us in achieving our compensation objectives of attracting and retaining talented individuals and ensuring that our executive compensation program is competitive and equitable. We do not maintain any defined benefit supplemental retirement plans for our executive officers.
Deferred Compensation Opportunities	Our executives and certain other key employees who are subject to U.S. federal income taxes are eligible to participate in our Deferred Compensation Plan. Participants in the Deferred Compensation Plan can elect to defer certain compensation without regard to the tax code limitations applicable to tax-qualified plans. We did not make any company matching or discretionary contributions to the Deferred Compensation Plan on behalf of participants in fiscal 2020. The Deferred Compensation Plan is intended to promote retention by providing employees with an opportunity to save for retirement in a tax-efficient manner. Please see the "Fiscal 2020 Non-Qualified Deferred Compensation Table" and related narrative in the section entitled "Executive Compensation Tables and Narratives—Non-Qualified Deferred Compensation Plan" for a more detailed description of our Deferred Compensation Plan and the deferred compensation amounts that our named executive officers have deferred under the plan.
Severance Protections	Our philosophy is that, outside of a change in control context, severance protections are only appropriate in the event an executive is involuntarily terminated without "cause." We believe these severance benefits are appropriate in light of severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.
	Please see the section entitled "Executive Compensation Tables and Narratives—Potential Payments upon Termination or Change in Control" for a description and quantification of the potential payments that may be made to our named executive officers in connection with their termination of employment or a change in control.

Change in Control Protections	We believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. To encourage executives to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our executives with additional severance protections under our Change of Control Severance Plan. We also provide these severance protections to help ensure that executives can objectively evaluate change in control transactions that may be in the best interests of stockholders despite the potential negative consequences such transactions may have on them personally. Please see the section entitled "Executive Compensation Tables and Narratives—Potential Payments upon Termination or Change in Control" for a description and quantification of the potential payments that may be made to our named executive officers in connection with their termination of employment or a change in control.
Employment Agreements	The Compensation and Talent Committee does not have an established policy for entering into employment agreements with executive officers. Generally, absent other factors, the Compensation and Talent Committee's intent is to retain the flexibility to review and adjust compensation for our executive officers on at least an annual basis. None of our executive officers is currently party to an employment agreement with us.
Compensation Recovery (Clawback) Policy	Our Board of Directors previously adopted by resolution a compensation recovery (clawback) policy whereby in the event of a restatement of our audited financial statements involving misconduct by an executive officer, a Board committee will consider whether such officer engaged in intentional financial accounting misconduct such that the officer should disgorge any equity award proceeds (including PSUs, RSUs and stock options) or cash bonuses attributable to such misconduct.
Misconduct Policies	We maintain several policies relating to employee misconduct. In the event an executive's employment is terminated for cause due to the executive's misconduct or violation of company policy, among other reasons, the executive will forfeit all outstanding incentives, including unearned or unvested LTI and STI awards. In addition, the executive would not be eligible for severance benefits.
Policies Prohibiting Hedging, Pledging and Short Sale or Derivative Transaction	We have an insider trading policy that, among other things, prohibits our executive officers (as well as our other employees and members of our Board of Directors) from engaging in hedging transactions or speculative transactions involving our company's securities and from pledging company securities. Prohibited transactions include hedging or monetization transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds that are designed to hedge or offset any decrease in the market value of our company's securities, shorts sales, transactions in derivative securities, such as publicly traded options, related to our company's securities and margining our company's securities in a margin account or otherwise pledging company securities as collateral for a loan.

Executive Stock Ownership Guidelines	To help achieve our compensation objective of linking the interests of our stockholders with those of our executive officers, we established executive stock ownership guidelines covering our senior officers, including our named executive officers. The guidelines provide that each officer must achieve ownership of a number of "qualifying shares" with a market value equal to the specified multiple of the officer's base salary in effect upon the date he or she first becomes subject to the guidelines shown below.

In fiscal 2020, the Compensation and Talent Committee our Chief Executive Officer's ownership requirement from 5x annual base salary to 6x annual base salary and increased our Chief Financial Officer's ownership requirement from 2x annual base salary to 3x annual base salary.

Position	Multiple
Chief Executive Officer	6 x Salary
President, Chief Financial Officer and Division Presidents	3 x Salary
Executive Vice Presidents	2 x Salary
Senior Vice Presidents	1 x Salary

Each officer must achieve ownership of the required market value of shares within three years of becoming subject to the guidelines. Thereafter, the officer must maintain ownership of at least the number of shares that were necessary to meet the executive's required market value of ownership on the date the requirement was first achieved (subject to certain adjustments in the event of a change in base salary or position). Ownership that counts toward the guidelines includes common stock, RSUs, PSUs, deferred stock units and common stock beneficially owned by the officer by virtue of being held in a trust, by a spouse or by the executive's minor children. Shares the officer has a right to acquire through the exercise of stock options (whether or not vested) are not counted toward the stock ownership requirement. All of our current officers who are subject to these guidelines have met their required ownership level as of the date of this Proxy Statement or have sufficient time remaining in which to meet the required ownership level.

Internal Revenue Code Section 162(m)	Section 162(m) of the Internal Revenue Code ("Section 162(m)") generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to a company's chief executive officer and certain current and former executive officers. Certain awards granted before November 2, 2017 that were based upon attaining pre-established performance measures that were set by the Compensation and Talent Committee under a plan approved by our stockholders, as well as amounts payable to former executives pursuant to a written binding contract that was in effect on November 2, 2017, may qualify for an exception to the $1 million deductibility limit. In order to achieve the objectives of our executive compensation program, we may continue to pay compensation that will not be deductible for federal income tax purposes.

EXECUTIVE COMPENSATION TABLES AND NARRATIVES

FISCAL 2018—2020 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation earned for fiscal 2018, 2019 and 2020 by our named executive officers. Unless otherwise noted, the footnote disclosures apply to fiscal 2020 compensation. For an explanation of the amounts included in the table for fiscal 2018 or 2019, please see the footnote disclosures in our proxy statement for our annual meeting of stockholders for the corresponding fiscal year.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
David V. Goeckeler Chief Executive Officer	2020	408,654	3,500,000[5]	31,140,040	—	673,077	1,605	35,723,376
Robert K. Eulau Executive Vice President and Chief Financial Officer	2020	721,135	250,000[6]	4,667,943	—	778,123	25,564	6,442,765
	2019	134,615	250,000	1,999,970	—	—	3,231	2,387,816
Srinivasan Sivaram President, Technology and Strategy	2020	719,712	—	4,667,943	—	776,875	22,432	6,186,962
	2019	625,000	—	3,038,291	—	—	10,158	3,673,449
	2018	623,377	—	4,724,167	—	774,377	8,976	6,130,897
Michael C. Ray Executive Vice President, Chief Legal Officer and Secretary	2020	631,250	500,000[7]	3,646,792	—	526,346	7,491	5,311,879
Lori S. Sundberg Executive Vice President and Chief Human Resources Officer	2020	522,404	—	2,625,640	—	435,462	135,746	3,719,252
Stephen D. Milligan Former Chief Executive Officer	2020	1,274,038	—	14,405,144	—	1,875,000	24,793	17,578,975
	2019	1,250,000	—	11,601,177	—	—	15,292	12,866,469
	2018	1,250,000	—	16,033,990	—	2,175,000	279,391	19,738,381
Michael D. Cordano Former President and Chief Operating Officer	2020	815,385	—	5,601,575	—	1,000,000	8,550	7,425,510
	2019	800,000	—	4,666,984	—	—	8,400	5,475,384
	2018	800,000	—	6,530,594	—	1,160,000	18,167	8,508,761

[1] The amounts shown reflect the base salary earned by our named executive officers for the corresponding year. Note that fiscal 2020 spanned 53 weeks.

[2] The amounts shown reflect the aggregate grant date fair value of stock awards granted in the applicable fiscal year computed in accordance with ASC 718. These amounts were calculated based on the assumptions described in Note 12 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the applicable fiscal year, but exclude the impact of estimated forfeitures related to service-based vesting conditions. See the "Fiscal 2020 Grants of Plan-Based Awards Table" below for information on awards made in fiscal 2020.

The following amounts represent the grant date fair value of PSU awards granted to our named executive officers during fiscal 2018, 2019 and 2020 assuming the probable outcome of the awards on the grant date (which we considered the target level of performance for PSUs other than relative TSR PSUs, and determined using a Monte Carlo simulation in the case of relative TSR PSUs) and assuming maximum performance under the awards. The dollar value of the awards included in the Summary Compensation Table for the year of grant is based on the probable outcome of the awards on the grant date and do not reflect actual payouts.

Named Executive Officer	Grant Date Fair Value of PSU Awards Based on Probable Outcome on the Grant Date			Grant Date Fair Value of PSU Awards at Maximum Performance		
	Fiscal 2018 ($)	Fiscal 2019 ($)	Fiscal 2020 ($)	Fiscal 2018 ($)	Fiscal 2019 ($)	Fiscal 2020 ($)
David V. Goeckeler	—	—	21,140,062	—	—	21,140,062
Robert K. Eulau	—	—	2,667,988	—	—	3,667,936
Srinivasan Sivaram	1,234,165	1,475,845	2,667,988	1,740,374	2,951,690	3,667,936
Michael C. Ray	—	—	2,084,336	—	—	2,865,534
Lori S. Sundberg	—	—	1,500,684	—	—	2,063,132
Stephen D. Milligan	8,739,188	6,801,199	9,605,169	12,323,686	13,602,398	13,205,136
Michael D. Cordano	3,311,701	2,267,027	3,201,618	4,670,041	4,534,054	4,401,567

(3) Reflects each named executive officer's STI payment for the corresponding fiscal year. The STI payments for fiscal 2020 are more fully described in the sections entitled "Executive Compensation—Compensation Discussion and Analysis" and "Description of Compensation Arrangements for Named Executive Officers."

(4) The table below summarizes all other compensation to each of our named executive officers for fiscal 2020:

Name	Perquisites[a] ($)	401(k) Plan Company Matching Contributions ($)
David V. Goeckeler	—	1,605
Robert K. Eulau	12,156[b]	13,408
Srinivasan Sivaram	13,599[c]	8,833
Michael C. Ray	—	7,491
Lori S. Sundberg	127,304[d]	8,442
Stephen D. Milligan	16,258[e]	8,535
Michael D. Cordano	—	8,550

(a) In accordance with applicable SEC rules, no amount is reflected if the aggregate amount of perquisites and other personal benefits paid to such individual for fiscal 2020 was less than $10,000.
(b) The amount shown reflects reimbursed financial planning services of $12,156.
(c) The amount shown reflects a taxable life insurance benefit of $6,358 and reimbursed financial planning services of $7,241.
(d) The amount shown reflects a taxable life insurance benefit of $4,996 and a transitional housing and travel allowance of $122,308.
(e) The amount shown reflects a taxable life insurance benefit of $4,996 and reimbursed financial planning services of $11,262.

(5) In connection with his appointment as Chief Executive Officer in March 2020, Mr. Goeckeler received a transition cash award of $3,500,000, which is subject to repayment if Mr. Goeckeler does not remain employed through March 9, 2021, unless his employment is terminated without cause.

(6) In connection with his appointment as Executive Vice President and Chief Financial Officer effective in May 2019, Mr. Eulau received a transition cash award of $500,000, with the first half being paid in fiscal 2019 and the second half in fiscal 2020.

(7) This amount is more fully described in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Mr. Ray's Retention Arrangement."

FISCAL 2020 GRANTS OF PLAN-BASED AWARDS TABLE

The following table presents information regarding all grants of plan-based awards made to our named executive officers during fiscal 2020.

Name	Award Type[1]	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
David V. Goeckeler	STI	3/9/20	336,539	673,077	1,346,154	—	—	—	—	—	—	—
	PSUs — TSR[3]	3/9/20	—	—	—	216,245	432,489	648,734	—	—	—	21,140,062
	RSUs[4]	3/9/20	—	—	—	—	—	—	210,970	—	—	9,999,978
Robert K. Eulau	STI	8/6/19	389,062	778,123	1,556,246	—	—	—	—	—	—	—
	PSUs — Financial[5]	9/4/19	—	—	—	8,427	16,854	33,708	—	—	—	999,948
	PSUs — TSR[6]	9/4/19	—	—	—	4,214	16,854	33,708	—	—	—	1,668,040
	RSUs[7]	9/4/19	—	—	—	—	—	—	33,709	—	—	1,999,955
Srinivasan Sivaram	STI	8/6/19	388,438	776,875	1,553,750	—	—	—	—	—	—	—
	PSUs — Financial[5]	9/4/19	—	—	—	8,427	16,854	33,708	—	—	—	999,948
	PSUs — TSR[6]	9/4/19	—	—	—	4,214	16,854	33,708	—	—	—	1,668,040
	RSUs[7]	9/4/19	—	—	—	—	—	—	33,709	—	—	1,999,955
Michael C. Ray	STI	8/6/19	263,173	526,346	1,052,692	—	—	—	—	—	—	—
	PSUs — Financial[5]	9/4/19	—	—	—	6,584	13,167	26,334	—	—	—	781,198
	PSUs — TSR[6]	9/4/19	—	—	—	3,292	13,167	26,334	—	—	—	1,303,138
	RSUs[7]	9/4/19	—	—	—	—	—	—	26,335	—	—	1,562,456
Lori S. Sundberg	STI	8/6/19	217,731	435,462	870,924	—	—	—	—	—	—	—
	PSUs — Financial[5]	9/4/19	—	—	—	4,740	9,480	18,960	—	—	—	562,448
	PSUs — TSR[6]	9/4/19	—	—	—	2,370	9,480	18,960	—	—	—	938,236
	RSUs[7]	9/4/19	—	—	—	—	—	—	18,961	—	—	1,124,956
Stephen D. Milligan	STI	8/6/19	937,500	1,875,000	3,750,000	—	—	—	—	—	—	—
	PSUs — Financial[5]	9/4/19	—	—	—	30,339	60,677	121,354	—	—	—	3,599,966
	PSUs — TSR[6]	9/4/19	—	—	—	15,169	60,677	121,354	—	—	—	6,005,203
	RSUs[7]	9/4/19	—	—	—	—	—	—	80,903	—	—	4,799,975
Michael D. Cordano	STI	8/6/19	500,000	1,000,000	2,000,000	—	—	—	—	—	—	—
	PSUs — Financial[5]	9/4/19	—	—	—	10,113	20,225	40,450	—	—	—	1,199,949
	PSUs — TSR[6]	9/4/19	—	—	—	5,056	20,225	40,450	—	—	—	2,001,668
	RSUs[7]	9/4/19	—	—	—	—	—	—	40,451	—	—	2,399,958

[1] To help explain this table and the awards granted to our named executive officers in fiscal 2020, we included an additional column showing the type of award granted.

[2] The amounts shown reflect the grant date fair value of the award computed in accordance with ASC 718. These amounts were calculated based on the assumptions described in Note 12 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal 2020. The grant date of each award, other than the RSU and PSU awards to Mr. Goeckeler, is September 4, 2019, the date on which the award was approved by the Compensation and Talent Committee. The grant date fair value for such PSU awards subject to financial goals, at the target level, is based on the closing price of our common stock on the Nasdaq Stock Market on September 4, 2019 ($59.33). The grant date fair value for such PSU awards subject to relative TSR performance, at the probable outcome, is based on the value of our common stock on September 4, 2019 using a Monte Carlo simulation, which resulted in a simulated award value of $98.97 per share based on certain assumptions. The grant date of the RSU and PSU awards to Mr. Goeckeler is March 9, 2020, the date on which

Mr. Goeckeler commenced employment with our company. The grant date fair value for Mr. Goeckeler's PSU award subject to relative TSR performance, at the probable outcome, is based on the value of our common stock on March 9, 2020 using a Monte Carlo simulation, which resulted in a simulated award value of $48.88 per share based on certain assumptions.

(3) Represents a transition PSU award granted to Mr. Goeckeler for the three-year performance period that begins on March 9, 2020 and ends March 8, 2023, subject to cliff vesting at March 8, 2023 based on our relative TSR performance that corresponds to specific payout percentages ranging between 0% and 150% of the target number of stock units subject to the award.

(4) Represents a transition RSU award granted to Mr. Goeckeler, which is scheduled to vest ratably over two years. See the section entitled "—Description of Compensation Arrangements for Named Executive Officers—Equity-Based Awards" below for more information about this award.

(5) Represents an annual LTI PSU award granted to the named executive officer for the two-year performance period covering fiscal 2020 and 2021 and three-year performance period covering fiscal 2020 through 2022, subject to cliff vesting at September 4, 2022, based on our achievement of specified revenue and non-GAAP EPS performance goals that correspond to specific payout percentages ranging between 0% and 200% of the target number of stock units subject to the award.

(6) Represents an annual LTI PSU award granted to the named executive officer for the three-year performance period covering fiscal 2020 through 2022, subject to cliff vesting at September 4, 2022 based on our relative TSR performance that correspond to specific payout percentages ranging between 0% and 200% of the target number of stock units subject to the award and capped at 100% if our absolute TSR is negative over the three-year performance period.

(7) Represents an annual LTI RSU award granted to the named executive officer, which is scheduled to vest ratably over four years. See the section entitled "Description of Compensation Arrangements for Named Executive Officers—Equity-Based Awards" below for more information about these awards.

DESCRIPTION OF COMPENSATION ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

Overview

The "Fiscal 2018—2020 Summary Compensation Table" above quantifies the value of the different forms of compensation earned by our named executive officers in fiscal 2018, 2019 and 2020, and the "Fiscal 2020 Grants of Plan-Based Awards Table" above provides information regarding the equity incentive awards and non-equity incentive awards granted to our named executive officers in fiscal 2020. These tables should be read in conjunction with the narrative descriptions and additional tables that follow.

Non-Equity Incentive Plan Compensation and Awards

Under our STI plan, our named executive officers are eligible to receive cash incentive awards on an annual basis (or such other period as the Compensation and Talent Committee approves). The amount of the awards payable under our STI plan is determined based on our achievement of operating and/or financial performance goals established by the Compensation and Talent Committee annually (or such other period as the Compensation and Talent Committee approves), as well as other discretionary factors, including non-financial and strategic operating objectives, business and industry conditions and individual and business group performance. The named executive officer is generally required to remain employed with us through the date on which the Compensation and Talent Committee determines, and we pay, the incentive amounts for the applicable performance period to be eligible to receive payment of the incentive award for that period. See the section entitled "Executive Compensation—Compensation Discussion and Analysis" for a more detailed description of our STI plan and tables reflecting each executive's STI target opportunities and actual STI payouts under our STI plan for fiscal 2020.

Equity-Based Awards

Each RSU and PSU award reported in the "Fiscal 2020 Grants of Plan-Based Awards Table" was granted by the Compensation and Talent Committee under, and is subject to, the terms of our 2017 Performance Incentive Plan. Our Board of Directors has delegated general administrative authority for our 2017 Performance Incentive Plan to the Compensation and Talent Committee. The Compensation and Talent Committee has broad authority under our 2017 Performance Incentive Plan with respect to granting awards, including the authority to select participants and determine the type of award they are to receive, to determine the number of shares that are to be subject to awards and the terms and conditions of awards, to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and to make provision for the payment of the purchase price of an award (if any) and ensure that any tax withholding obligations incurred in respect of awards are satisfied.

PSU Awards. The annual LTI PSU awards granted to our named executive officers in fiscal 2020 were granted as part of our regular annual LTI award process, and each PSU award represents a contractual right to receive a percentage of the target number of shares of our common stock based on achievement of certain goals over the performance period. (Mr. Goeckeler did not receive an annual LTI PSU award in fiscal 2020 as he was not employed by us at the time the annual LTI PSU awards were granted.) The performance measures selected by the Compensation and Talent Committee for the awards consisted of cumulative revenue and non-GAAP EPS over a three-year performance period covering fiscal 2020 through 2022 (representing 37.5% of the target award) and a two-year performance period covering fiscal 2020 and 2021 (representing 12.5% of the target award) and a cumulative relative TSR compared to a group of industry peers over a three-year performance period covering fiscal 2020 through 2020 (representing 50% of the target award). Each PSU award is subject to cliff vesting at the end of three years; the portion of the PSUs that have a two-year performance period include a three-year service period (one year beyond the two-year performance period) for our named executive officers to vest in the awards. The number of stock units received upon vesting is based upon achievement of the pre-established performance goals. The actual number of shares of our common stock that may become earned and payable after the performance period will range from 0% to 200% of the target number of shares underlying these PSU awards based on the level of achievement of the applicable metrics.

In connection with his appointment as our Chief Executive Officer, Mr. Goeckeler was granted an award of PSUs that will vest based on our cumulative relative TSR compared to the S&P 500 constituents over a three-year performance period. The PSUs will cliff vest at the end of three years. The number of stock units received upon vesting is based upon achievement of the pre-established performance goals. The actual number of shares of our common stock that may become earned and payable after the performance period will range from 0% to 150% of the target number of shares underlying this PSU award based on our relative TSR performance over the performance period.

RSU Awards. The annual LTI RSU awards granted to our named executive officers in fiscal 2020 were granted as part of our regular annual LTI award process, and each RSU award represents a contractual right to receive one share of our common stock per RSU on the vesting date(s) of the RSUs. (Mr. Goeckeler did not receive an annual LTI RSU award in fiscal 2020 as he was not employed by us at the time the annual LTI RSU awards were granted.) The vesting dates of the annual LTI RSU awards reported in the "Fiscal 2020 Grants of Plan-Based Awards Table" are disclosed in the "Outstanding Equity Awards at Fiscal 2020 Year-End Table" below.

Our named executive officers are not entitled to voting rights with respect to their stock units (PSUs and RSUs). However, if we pay an ordinary cash dividend on our outstanding shares of common stock, the named executive officer will have the right to receive a dividend equivalent with respect to any unpaid stock unit (whether vested or not) held as of the record date for the dividend payment. A dividend equivalent is a credit to the named executive officer's bookkeeping account of an additional number of stock units equal to (i) the per-share cash dividend, multiplied by (ii) the number of stock units held by the named executive officer as of the record date of the dividend payment, divided by (iii) the closing price of our common stock on the Nasdaq Stock Market on the date the dividend is paid. Dividend equivalents are subject to the same vesting, payment and other terms and conditions as the original stock units to which they relate (except that dividend equivalents may be paid in cash based on the closing price of our common stock on the Nasdaq Stock Market on the date of payment).

Additional information regarding the vesting acceleration provisions applicable to equity awards granted to our named executive officers is included in the section entitled "Potential Payments upon Termination or Change in Control" below.

OUTSTANDING EQUITY AWARDS AT FISCAL 2020 YEAR-END TABLE

The following table presents information regarding the current holdings of stock options and stock awards (and corresponding dividend equivalents) held by each of our named executive officers as of July 3, 2020. This table includes vested but unexercised stock option awards, unvested and unexercisable stock option awards, and unvested awards of RSUs and PSUs at the target level of performance or, if applicable, the credited amount.

| Name | Grant Date[1] | Option Awards | | | | Stock Awards | | | |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
David V. Goeckeler	3/9/2020	—	—	—	—	213,463[3]	9,059,370	437,599[4]	18,571,702
Robert K. Eulau	4/22/2019	—	—	—	—	28,699[5]	1,217,986	—	—
	9/4/2019	—	—	—	—	34,647[5]	1,470,419	17,323[6]	735,188
								17,323[7]	735,188
Srinivasan Sivaram	5/12/2016	11,380	—	40.63	2/16/2022	—	—	—	—
	8/3/2016	28,984	3,622[8]	44.78	8/3/2023	7,100[5]	301,324	—	—
	8/2/2017	—	—	—	—	6,437[5]	273,186	—	—
	11/1/2017	—	—	—	—	30,523[9]	1,295,396	—	—
	8/30/2018	—	—	—	—	19,828[5]	841,500	3,305[10]	140,264
						3,040[11]	129,018	9,914[12]	420,750
	9/4/2019	—	—	—	—	34,647[5]	1,470,419	17,323[6]	735,188
								17,323[7]	735,188
Michael C. Ray	9/11/2014	22,524	—	100.06	9/11/2021	—	—	—	—
	8/4/2015	6,460	—	84.39	8/4/2022	—	—	—	—
	11/3/2015	7,248	—	68.53	11/3/2022	—	—	—	—
	8/3/2016	4,386	4,387[8]	44.78	8/3/2023	8,598[5]	364,899	—	—
	8/2/2017	—	—	—	—	6,437[5]	273,186	—	—
	8/30/2018	—	—	—	—	12,768[5]	541,874	2,128[10]	90,312
						1,957[11]	83,055	6,386[12]	271,022
	9/4/2019	—	—	—	—	27,068[5]	1,148,766	13,533[6]	574,341
								13,533[7]	574,341
Lori S. Sundberg	3/5/2018	—	—	—	—	11,185[5]	474,691	—	—
	8/30/2018	—	—	—	—	11,103[5]	471,211	1,850[10]	78,514
						1,701[11]	72,190	5,552[12]	235,627
	9/4/2019	—	—	—	—	19,489[5]	827,113	9,744[6]	413,535
								9,744[7]	413,535

		Option Awards				Stock Awards			
Name	Grant Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Stephen D. Milligan	8/14/2013	5,664	—	68.49	8/14/2020	—	—	—	—
	9/11/2014	74,094	—	100.06	9/11/2021	—	—	—	—
	8/5/2015	104,539	—	84.69	8/5/2022	—	—	—	—
	8/3/2016	132,084	16,511[8]	44.78	8/3/2023	—	—	—	—
	8/2/2017	—	—	—	—	30,390[5]	1,289,752	—	—
	8/30/2018	—	—	—	—	60,912[5]	2,585,105	15,228[10]	646,276
						14,009[11]	594,542	45,686[12]	1,938,914
	9/4/2019	—	—	—	—	83,154[5]	3,529,056	62,365[6]	2,646,771
								62,365[7]	2,646,771
Michael D. Cordano	9/11/2014	57,629	—	100.06	9/11/2021	—	—	—	—
	8/4/2015	44,731	—	84.39	8/4/2022	—	—	—	—
	11/3/2015	11,210	—	68.53	11/3/2022	—	—	—	—
	8/3/2016	133,999	8,933[8]	44.78	8/3/2023	8,754[5]	371,520	—	—
	8/2/2017	—	—	—	—	17,275[5]	733,151	—	—
	8/30/2018	—	—	—	—	30,456[5]	1,292,553	5,076[10]	215,425
						4,668[11]	198,110	15,229[12]	646,319
	9/4/2019	—	—	—	—	41,577[5]	1,764,528	20,788[6]	882,243
								20,788[7]	882,243

[1] To help explain this table and the awards held by our named executive officers, we included an additional column showing the grant date of each stock option and stock award.

[2] The amount shown for the market value of the stock awards is based on the closing price of our common stock on the Nasdaq Stock Market on July 2, 2020 ($42.44), the last trading day in fiscal 2020.

[3] This RSU award is scheduled to vest in two substantially equal annual installments on each of the first and second anniversaries of the grant date.

[4] This PSU award is scheduled to vest on March 8, 2023 based on achievement of specified relative TSR goals established by the Compensation and Talent Committee for the three-year performance period that begins on March 9, 2020 and ends March 8, 2023. The award will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 150% of the target number of stock units subject to the award indicated in the table above.

[5] These RSU awards are scheduled to vest in four substantially equal annual installments on each of the first, second, third and fourth anniversaries of the grant date.

[6] These PSU awards are scheduled to vest on September 4, 2022 based on achievement of specified relative TSR goals established by the Compensation and Talent Committee for the three-year performance period covering fiscal 2020 through 2022. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards indicated in the table above.

[7] These PSU awards are scheduled to vest on September 4, 2022 based on achievement of specified revenue and non-GAAP EPS goals established by the Compensation and Talent Committee for the two-year and three-year performance periods covering fiscal 2020 and 2021 and fiscal 2020 through 2022, respectively. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards indicated in the table above.

(8)   These stock option awards are scheduled to vest as to 25% of the underlying shares on the first anniversary of the grant date, and as to an additional 6.25% of the underlying shares at the end of each three-month period thereafter until the award is fully vested on the fourth anniversary of the grant date.

(9)   This RSU award is scheduled to vest on the third anniversary of the grant date.

(10) These PSU awards are scheduled to vest on August 30, 2021 based on achievement of specified relative TSR goals established by the Compensation and Talent Committee for the three-year performance period covering fiscal 2019 through 2021. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at the threshold level, which is 25% of the target number of stock units.

(11) Reflects the portion of a PSU award that has been credited based on achievement of the performance goals but remains subject to a service requirement through August 30, 2021.

(12) These PSU awards are scheduled to vest on August 30, 2021 based on achievement of specified revenue and non-GAAP EPS goals established by the Compensation and Talent Committee for the three-year performance period covering fiscal 2019 through 2021. The award will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards indicated in the table above.

FISCAL 2020 OPTION EXERCISES AND STOCK VESTED TABLE

The following table presents information regarding the amount realized upon the exercise of stock options and the vesting of stock unit awards for our named executive officers during fiscal 2020.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David V. Goeckeler	—	—	—	—
Robert K. Eulau	—	—	9,567	382,027
Srinivasan Sivaram	—	—	27,845	1,702,022
Michael C. Ray	26,322	435,278	15,638	862,490
Lori S. Sundberg	—	—	9,129	525,251
Stephen D. Milligan	—	—	34,539	1,935,474
Michael D. Cordano	—	—	26,798	1,486,011

(1)   The amount shown for value realized on exercise of stock options equals (i) the number of shares of our common stock to which the exercise of the stock option related, multiplied by (ii) the difference between the per-share market price of the shares on the date of exercise and the per-share exercise price of the option. If the stock acquired upon exercise was sold on the day of exercise, the market price was determined as the actual sales price of the stock. If the stock acquired upon exercise was not sold on the day of exercise, the market price was determined as the closing price of our common stock on the Nasdaq Stock Market on the exercise date.

(2)   The amount shown for the value realized on the vesting of stock awards equals the number of shares of our common stock vested during fiscal 2020 under the stock awards granted to the named executive officer (and corresponding dividend equivalents) multiplied by the closing price of our common stock on the Nasdaq Stock Market on the applicable vesting date (or, for PSUs, the applicable payment date) of the awards.

FISCAL 2020 NON-QUALIFIED DEFERRED COMPENSATION TABLE

The following table presents information regarding the contributions to, investment earnings, distributions and total value of our named executive officers' balances under our Deferred Compensation Plan during fiscal 2020, including as to RSUs that vested but as to which payment was deferred.

Name	Executive Contributions in Fiscal 2020 ($)	Registrant Contributions in Fiscal 2020 ($)	Aggregate Earnings in Fiscal 2020 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at July 3, 2020 ($)[2]
David V. Goeckeler	—	—	—	—	—
Robert K. Eulau	—	—	—	—	—
Srinivasan Sivaram	230,000	—	65,803	296,668	1,463,409
Michael C. Ray	—	—	—	—	—
Lori S. Sundberg	—	—	—	—	—
Stephen D. Milligan	—	—	64,449	—	6,813,867
Michael D. Cordano	—	—	—	—	—

[1] The amounts reported are not considered to be at above-market rates under applicable SEC rules. In accordance with SEC rules, we did not include these amounts as compensation to the named executive officers in the "Fiscal 2018—2020 Summary Compensation Table" above.

[2] The balances reported represent compensation already reported in the "Fiscal 2018—2020 Summary Compensation Table" in this year's Proxy Statement and its equivalent table in prior years' proxy statements, except for the earnings on contributions that are not considered to be at above-market rates under SEC rules and for amounts earned while the individual was not a named executive officer under SEC rules.

Non-Qualified Deferred Compensation Plan

We permit our named executive officers and other key employees to elect to receive a portion of their compensation reported in the "Fiscal 2018—2020 Summary Compensation Table" on a deferred basis under our Deferred Compensation Plan. Under the plan, each participant may elect to defer up to 80% of his or her eligible compensation that may be earned during the following year.

Under the plan, we are permitted to make additional discretionary contributions with respect to amounts deferred under the plan. We did not make any discretionary contributions during fiscal 2020. In addition, we have not in the past made any discretionary contributions under the Deferred Compensation Plan to any of our current named executive officers.

For cash amounts deferred under the plan, the participant may elect one or more measurement funds to be used to determine investment gains or losses to be credited to his or her account balance, including certain mutual funds. Amounts may be deferred until a specified date, retirement, disability or death. At the participant's election, compensation deferred until retirement or death may be paid as a lump sum or in installments over 5, 10, 15 or 20 years. If the participant's employment terminates before the participant qualifies for retirement, including due to disability, the participant's deferred compensation balance will be paid in a single lump sum upon termination. Emergency hardship withdrawals are also permitted under the plan.

Prior to the plan year beginning on January 1, 2016, under our Deferred Compensation Plan, named executive officers and other key employees were permitted to defer receipt of any RSUs awarded under our 2017 Performance Incentive Plan beyond the vesting date of the award. A participant could elect to defer receipt of RSUs until a specified date, retirement, disability or death, as described above. If a participant made an election to defer RSUs, the participant would receive a distribution with respect to the RSUs (including any stock units credited as dividend equivalents) in an equivalent number of shares of our common stock in accordance with the participant's deferral election. Commencing with the plan year beginning on January 1, 2016, employees are no longer permitted to defer receipt of RSUs under our Deferred Compensation Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

This section describes severance and change in control plans covering our named executive officers and certain agreements we have entered into with some of our named executive officers that could require us to make payments to the executives in connection with certain terminations of their employment with us and/or a change in control.

Change in Control—No Termination

Except as described below, our equity awards will not automatically vest should a change in control occur. Upon any event in which our company does not survive, or does not survive as a public company in respect of its common stock, each award may be terminated. If an award is to be terminated in those circumstances, and the Compensation and Talent Committee has not provided for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances, the award will become fully vested (and PSU awards will become vested at the target number of shares or such greater number of shares as the Compensation and Talent Committee may determine appropriate in the circumstances). For the specific definitions related to accelerated vesting in these circumstances, please refer to the applicable stock plan or form of award agreement as filed with the SEC.

Unless otherwise determined by the Compensation and Talent Committee, any stock options that are vested prior to or that become vested in connection with a transaction referred to above will generally terminate if not exercised prior to the transaction.

Change in Control—Termination without Cause or For Good Reason

In addition to the change in control benefits described above, our named executive officers may be entitled to severance benefits in the event of certain terminations of employment in connection with or following a change in control. These benefits are provided under our Change of Control Severance Plan, which was adopted by our Board of Directors in March 2001, and most recently amended and restated in November 2015. The severance benefits are payable if we terminate the named executive officer's employment without "cause" or the named executive officer voluntarily terminates his or her employment for "good reason" within one year after a change in control or prior to and in connection with, or in anticipation of, such a change.

For these purposes:

- The term "change in control" generally means an acquisition by any person or group of more than one-third of our stock, certain majority changes in our Board of Directors over a period of not more than two years, mergers and similar transactions that result in a 50% or greater change in our ownership, and certain liquidations and dissolutions of our company.

- The term "cause" generally means the commission of certain crimes by the executive, the executive's willful engaging in fraud or dishonest conduct, refusal or failure to perform certain duties, breach of fiduciary duty, or breach of certain other violations of company policy.

- The term "good reason" generally means a material diminution in the executive's authority, duties or responsibilities, a material diminution in the executive's base compensation, certain relocations of the executive's employment, or a material breach by us (or our successor) with respect to our obligations under our Change of Control Severance Plan.

For the specific definitions of change in control, cause and good reason, please refer to our Change of Control Severance Plan as filed with the SEC.

Each of our named executive officers is a "Tier 1 Executive" for purposes of our Change of Control Severance Plan due to each such officer's status as an executive officer subject to Section 16 of the Exchange Act.

For each of our named executive officers, the severance benefits generally consist of the following:

- a lump sum payment equal to two times the sum of the executive's annual base compensation plus the target STI as in effect immediately prior to the change in control or as in effect on the date of notice of termination of the executive's employment with us, whichever is higher;

- 100% vesting of any unvested outstanding equity awards granted to the executive by us, with any performance-based equity awards as to which the applicable performance period has not ended becoming vested at the target level (or, if more favorable, as otherwise provided in the award agreement or other written agreement governing such performance-based award);

- extension of the period during which the executive may exercise his or her stock options to the longer of: (i) 90 days after the date of termination of his or her employment; and (ii) the period specified in the plan or agreement governing the options;

- continuation for a period of 24 months of the same or equivalent life, health, hospitalization, dental and disability insurance coverage and other employee insurance or welfare benefits, including equivalent coverage for the executive's spouse and dependent children, and a car allowance equal to what the executive was receiving immediately prior to the change in control, or a lump sum payment equal to the cost of obtaining coverage for 24 months if the executive is ineligible to be covered under the terms of our insurance and welfare benefits plans; and

- a lump sum payment equal to the amount of in-lieu payments that the executive would have been entitled to receive during the 24 months after termination of his or her employment if, prior to the change in control, the executive was receiving any cash-in-lieu payments designed to enable the executive to obtain insurance coverage of his or her choosing.

Any health and welfare benefits will be reduced to the extent of the receipt of substantially equivalent coverage by the executive from any successor employer. Our Board of Directors or the Compensation and Talent Committee may terminate our Change of Control Severance Plan at any time in its discretion, except in the event of a change in control or in anticipation of a change in control.

The annual RSU awards granted to our named executive officers, other than Mr. Goeckeler, provide for accelerated vesting in the event of a termination of employment without "cause" or the employee voluntarily terminates his or her employment for "good reason" within one year after a change in control. The annual LTI PSU awards granted to our named executive officers in fiscal 2020, other than Mr. Goeckeler, provide for accelerated vesting at the target level of performance in the event of a termination of employment under circumstances that give rise to severance benefits under our Change of Control Severance Plan. The terms that apply with respect to Mr. Goeckeler's transition awards are summarized in the section entitled "Involuntary Termination without Cause—No Change in Control" below.

Involuntary Termination without Cause—No Change in Control

Our Board of Directors adopted an Executive Severance Plan in February 2006, as most recently amended and restated in February 2017, which provides for certain severance benefits in the event an executive's employment is terminated without "cause." For these purposes, "cause" generally has the meaning described in the preceding section. For the specific definition of cause, please refer to our Executive Severance Plan as filed with the SEC.

The Compensation and Talent Committee has designated each of our named executive officers as a "Tier 1 Executive" under our Executive Severance Plan. In conjunction with the terms and conditions of our equity awards, each of our named executive officers will receive the following severance benefits in the event we terminate the executive's employment without cause:

- severance equal to the executive's monthly base salary multiplied by 24, subject to applicable taxes and withholding, payable in a lump sum cash payment;

- a pro rata STI payment, subject to applicable taxes and withholding, under our STI plan for the performance period in which the executive's termination date occurs (determined based on the number of days in the applicable performance period during which the executive was employed and assuming 100% of the performance goals are achieved regardless of performance), payable in a lump sum cash payment;

- for PSU awards, if the executive is entitled to severance benefits under our Executive Severance Plan and the termination of employment occurs before the end of the applicable performance period, a prorated portion of the target number of PSUs subject to the award will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period;

- for RSU awards granted beginning in fiscal 2020, acceleration of vesting of a prorated amount of RSUs;

- for RSU awards granted in fiscal 2019, the more favorable of: (i) acceleration of vesting of an amount of RSUs that would have vested if the executive had remained employed for an additional six months; and (ii) acceleration of vesting of a prorated amount of RSUs;

- for RSU and stock option awards granted prior to fiscal 2019, acceleration of vesting of an amount of the outstanding award that would have vested if the executive had remained employed for an additional six months;

- outplacement services provided by a vendor chosen by us and at our expense for 12 months following the executive's termination of employment; and

- an amount equal to the applicable COBRA premium rate for company-provided medical, dental and/or vision coverage existing as of the executive's termination date multiplied by 18 months, payable in a lump sum cash payment.

Payment of severance benefits under our Executive Severance Plan is conditioned upon the executive's execution of a valid and effective release of claims. In addition, no executive is entitled to a duplication of benefits under our Executive Severance Plan and any other severance plan, including our Change of Control Severance Plan.

Mr. Goeckeler's fiscal 2020 RSU award agreement provides that if his employment is terminated without "cause," whether or not in connection with a change in control, the award will fully vest (subject to his execution of a valid and effective release of claims). Mr. Goeckeler's fiscal 2020 PSU award agreement provides that if his employment is terminated without "cause," whether or not in connection with a change in control, the award will remain eligible to vest at the end of the performance period based on our actual relative TSR performance for the performance period (subject to his execution of a valid and effective release of claims).

Qualified Retirement

In the event a named executive officer retires from employment at a time when the executive meets the criteria of a "qualified retiree" under our standard terms and conditions for stock options, all unvested stock options held by the executive at the time of termination will accelerate. In order to be a qualified retiree, an executive is generally required to have at least five years of continuous service with us and the executive must also be at least age 65 at the time of retirement and his or her age plus total years of continuous service with us must total at least 75.

If an executive meets the applicable "qualified retiree" criteria, the executive's stock options will remain exercisable for three years after his or her retirement or until their earlier expiration but will immediately terminate in the event the executive provides services to one of our competitors or otherwise competes with us. In that event, we will have the right to pursue recovery of any profits realized by the executive from exercising the stock options during the six-month period prior to the date the executive commenced providing such services to a competitor.

For RSUs and PSUs granted beginning with our fiscal 2019 annual grant, in the event an executive meets the criteria for retirement under our standard terms and conditions for RSUs and PSUs, vesting of a pro rata portion of the RSUs will accelerate and a pro rata portion of the target number of PSUs subject to the award will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period. To be eligible for retirement, the executive must have five years of credited service with us and must also be at least age 55 at the time of retirement and his or her age plus total years of credited service must be at least 70. If a retirement-eligible executive is also eligible for benefits under our Executive Severance Plan or Change of Control Severance Plan and the applicable plan provides greater benefits upon an executive's retirement, the plan terms govern.

Death

In the event of an executive's death, the vesting of LTI awards previously granted to the executive will accelerate as described below.

- For stock options, all unvested stock options held by the executive at the time of death will immediately vest and be exercisable, and the stock options will remain exercisable for three years after the date of the executive's death or until the earlier expiration of the stock option.

- For RSU awards, a pro rata portion of the stock units will immediately vest.

- For PSU awards, a pro rata portion of the target number of PSUs subject to the award will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period.

Termination for Cause / Misconduct

In the event an executive's employment is terminated for cause due to the executive's misconduct or violation of company policy, among other reasons, the executive will forfeit all outstanding incentives, including unearned or unvested LTI and STI awards. In addition, the executive would not be eligible for severance benefits.

Calculation of Potential Payments upon Termination or Change in Control

The following table presents our estimate of the benefits payable to our named executive officers, other than Mr. Cordano, under the agreements and plans described above in connection with certain terminations of their employment with us and/or a change in control. In calculating the amount of any potential payments to our named executive officers, we assumed the following:

- The applicable triggering event (i.e., qualifying termination of employment and/or change in control) occurred on July 3, 2020.

- The price per share of our common stock is equal to the closing price of our common stock on the Nasdaq Stock Market on July 2, 2020 ($42.44), the last trading day in fiscal 2020.

- In the case of a change in control, our company does not survive the change in control, and all outstanding incentive awards (and corresponding outstanding dividend equivalents for RSUs and PSUs) are cashed out and terminated in the transaction.

- Not included in the table below are payments each named executive officer earned or accrued prior to termination, such as the balances under our Deferred Compensation Plan and previously vested equity and non-equity incentive awards, which are more fully described and quantified in the tables and narratives above.

Name	Compensation Element	Change in Control-No Termination (Awards Not Assumed) ($)[1]	Change in Control-With Termination Without Cause or For Good Reason ($)[2]	Involuntary Termination Without Cause-No Change in Control ($)[3]	Qualified Retirement ($)[4]	Death ($)[5]
David V. Goeckeler	Cash Severance	—	6,875,000	3,173,077	—	—
	Option Acceleration[6]	—	—	—	—	—
	RSU Acceleration[7]	9,059,351	9,059,351	9,059,351	—	1,449,992
	PSU Acceleration[8]	18,571,691	18,571,691	18,571,691	—	1,984,372
	Continuation of Benefits[9]	—	47,003	24,945	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	27,631,042	34,553,045	30,832,264	—	3,434,364
Robert K. Eulau	Cash Severance	—	3,003,000	2,216,500	—	—
	Option Acceleration[6]	—	—	—	—	—
	RSU Acceleration[7]	2,688,412	2,688,412	387,364	—	387,364
	PSU Acceleration[8]	1,470,375	1,470,375	527,100	—	527,100
	Continuation of Benefits[9]	—	46,793	24,787	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	4,158,787	7,208,580	3,158,951	—	914,464
Srinivasan Sivaram	Cash Severance	—	2,940,000	2,170,000	—	—
	Option Acceleration[6]	—	—	—	—	—
	RSU Acceleration[7]	4,181,830	4,181,830	2,319,590	—	2,100,304
	PSU Acceleration[8]	2,592,327	2,592,327	1,324,494	—	1,324,494
	Continuation of Benefits[9]	—	118,068	36,375	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	6,774,157	9,832,225	5,853,659	—	3,424,798
Michael C. Ray	Cash Severance	—	2,312,500	1,781,250	—	—
	Option Acceleration[6]	—	—	—	—	—
	RSU Acceleration[7]	2,328,721	2,328,721	920,974	—	853,426
	PSU Acceleration[8]	1,871,280	1,871,280	925,325	—	925,325
	Continuation of Benefits[9]	—	62,096	24,787	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	4,200,001	6,574,597	3,655,536	—	1,778,751

Name	Compensation Element	Change in Control-No Termination (Awards Not Assumed) ($)[1]	Change in Control-With Termination Without Cause or For Good Reason ($)[2]	Involuntary Termination Without Cause-No Change in Control ($)[3]	Qualified Retirement ($)[4]	Death ($)[5]
Lori S. Sundberg	Cash Severance	—	1,942,500	1,496,250	—	—
	Option Acceleration[6]	—	—	—	—	—
	RSU Acceleration[7]	1,773,017	1,773,017	329,073	—	384,644
	PSU Acceleration[8]	1,455,328	1,455,328	743,006	—	743,006
	Continuation of Benefits[9]	—	87,768	36,375	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	3,228,345	5,258,613	2,607,904	—	1,127,650
Stephen D. Milligan	Cash Severance	—	6,250,000	4,375,000	—	—
	Option Acceleration[6]	—	—	—	—	—
	RSU Acceleration[7]	7,403,936	7,403,936	2,240,395	1,474,769	2,066,639
	PSU Acceleration[8]	10,463,915	10,463,915	5,572,309	5,572,309	5,572,309
	Continuation of Benefits[9]	—	98,357	36,088	—	—
	Value of Outplacement Services	—	—	3,200	—	—
	TOTAL	17,867,851	24,216,208	12,226,992	7,047,078	7,638,948

[1] As described above, none of our equity awards will automatically vest because a change in control event occurs. The amounts shown represent the estimated value of the acceleration of outstanding equity incentive compensation under our incentive compensation plans in connection with a change in control (regardless of whether a termination of employment also occurs), as such acceleration is described more fully above, assuming that the awards were to be terminated in connection with the change in control and the Compensation and Talent Committee had not provided for the assumption, substitution or other continuation of the awards.

[2] The amounts shown represent the estimated value of the severance benefits payable under our Change of Control Severance Plan (and the estimated value of equity acceleration under our equity plans for awards not covered under our Change of Control Severance Plan) in the event of a qualifying termination of employment in connection with a change in control, as such benefits are described more fully above.

[3] The amounts shown represent the estimated value of the severance benefits payable under our Executive Severance Plan in the event of a termination of employment by us without cause, as such benefits are described more fully above.

[4] As of July 3, 2020, none of our named executive officers met the requirements for a "qualified retiree" as described above with respect to stock options and only Mr. Milligan met the requirements for a "qualified retiree" with respect to RSUs and PSUs.

[5] The amounts shown represent the estimated value of the acceleration of outstanding equity and non-equity incentive compensation under our incentive compensation plans in connection with the executive's death, as such acceleration is described more fully above. For the PSU awards, where applicable, the amounts assume achievement at 100% of the target level of performance for the performance period, subject to proration.

[6] The amounts shown represent the portion of the stock option award that would have accelerated in connection with the termination or change in control event and are based on the intrinsic value of that portion of the stock option as of July 3, 2020. These intrinsic values were calculated by multiplying (i) the difference between the closing price of our common stock on the Nasdaq Stock Market on July 2, 2020 ($42.44), the last trading day in fiscal 2020, and the applicable exercise price, by (ii) the number of shares subject to stock options vesting on an accelerated basis on July 3, 2020. As a result, the amounts shown do not include any value for the acceleration of stock options that have an exercise price greater than $42.44 or for stock options that were already vested as of July 3, 2020. Also not included in the table above is any potential value attributable to the extension of a stock option term in connection with certain terminations of employment.

[7] The amounts shown represent the portion of the RSU award that would have accelerated in connection with the termination event and are based on the intrinsic value of that portion as of July 3, 2020. These intrinsic values were calculated by multiplying (i) the closing price of our common stock on the Nasdaq Stock Market on July 2, 2020 ($42.44), the last trading day in fiscal 2020, by (ii) the number of stock units that would have vested on an accelerated basis on July 3, 2020.

[8] The amounts shown represent the target number of PSUs subject to the award that would have remained outstanding and eligible to vest in connection with the termination event and are based on the intrinsic value of those stock units as of July 3, 2020. These intrinsic values were calculated by multiplying (i) the closing price of our common stock on the Nasdaq Stock Market on July 2, 2020 ($42.44), the last trading day in fiscal 2020, by (ii) the target number of PSUs that would have remained outstanding and eligible to vest as of July 3, 2020.

[9] For purposes of the calculation for these amounts, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the named executive officer will find other employment or discount rates for determining present value.

Stephen D. Milligan Retirement

Mr. Milligan stepped down as Chief Executive Officer upon the appointment of Mr. Goeckeler as our Chief Executive Officer in March 2020. Mr. Milligan served in an advisory role until his retirement in September 2020 to ensure a smooth leadership transition. Mr. Milligan received no severance benefits in connection with his retirement. As a long-serving executive, Mr. Milligan satisfied the age and service requirements for retirement treatment under his applicable equity awards. These awards generally provide for pro rata vesting based on Mr. Milligan's service during the applicable performance or vesting period. Please see the section entitled "Qualified Retirement" on page 88 above for a summary of retirement benefits for Mr. Milligan's applicable equity awards.

Michael D. Cordano Separation

Mr. Cordano ceased serving as our President and Chief Operating Officer in April 2020 and was subsequently terminated in August 2020. In connection with his departure from our company, Mr. Cordano received Tier I severance benefits as required under our Executive Severance Plan and as set forth in the Separation Agreement and General Release we entered into with Mr. Cordano, as follows: (i) cash severance of $1,715,385, consisting of 24 months of base salary in the amount of $1,600,000 and a pro rata fiscal 2021 STI award payment in the amount of $115,385; (ii) accelerated vesting of his then-outstanding RSUs granted on August 30 ,2018 as if he had remained employed through February 14, 2021, the six-month anniversary of his separation date; (iii) accelerated vesting on a pro rata basis of his then-outstanding RSUs granted on September 4, 2019; (iv) his PSUs granted in August 2018 and September 2019 will vest pro rata subject to actual performances under the awards; (v) a lump sum payment of $36,375, the cash equivalent of a continuation of COBRA benefits for 18 months; and (vi) up to 12 months of outplacement services at our expense. The value of the accelerated vesting of his RSUs was approximately $714,514 and the value of his PSUs that remained outstanding and eligible to vest was approximately $1,658,419. The amount for the accelerated vesting of the RSUs and PSUs was calculated by multiplying the number of shares underlying such awards by the closing price of our common stock on the Nasdaq Stock Market on August 14, 2020 ($35.74), the date of his termination. Mr. Cordano did not receive any additional compensation outside of what he was entitled to under our Executive Severance Plan or the applicable award agreements.

CEO PAY RATIO

SEC rules require us to disclose the ratio of our Chief Executive Officer's annual total compensation to the annual total compensation of the "median compensated" employee of all our employees (the "Median Compensated Employee") other than our Chief Executive Officer.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll records and the methodology described below. Because SEC rules for identifying the Median Compensated Employee and calculating the CEO pay ratio based on his or her annual total compensation allows companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions, the CEO pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have very different global workforce strategies, employment and compensation practices, and may utilize different methodologies, exclusions, estimates and assumptions in calculating and reporting their CEO pay ratio.

In identifying our Median Compensated Employee for our fiscal 2020 CEO pay ratio, we used "Target Total Cash," which includes base salary or base wages and target cash incentives. For hourly employees, we calculated base wages based on a reasonable estimate of hours worked during fiscal 2020 and the relevant employee's hourly wage rate as in effect on April 1, 2020. For salaried employees, we calculated base salary using the relevant employee's annual salary level as in effect on April 1, 2020. We annualized Target Total Cash for all permanent employees who did not work the full 2020 fiscal year.

To identify our Median Compensated Employee for fiscal 2020, we used our global employee population and exchange rates effective on April 1, 2020. As of this date, our employee population was 65,300 employees, with approximately 86% of those employees located in APAC countries (including approximately 42% in Thailand and 14% in each of Malaysia and the Philippines), approximately 2% of those employees located in Europe, the Middle East and Africa, and approximately 12% of those employees located in the United States. This total includes all regular, part-time, supplemental and temporary employees; most of our employees in Asian Pacific countries are employed in our factories. No exclusions were made for countries, employee types or acquisitions.

The Median Compensated Employee for fiscal 2020 was an Operator 2, Manufacturing in Malaysia. We calculated the Median Compensated Employee's annual total compensation in the same manner as our Chief Executive Officer as reported above in the "Fiscal 2018—2020 Summary Compensation Table." The fiscal 2020 annual total compensation for the Median Compensated Employee was calculated at $7,719. Our Chief Executive Officer's annual total compensation was $38,082,355 (as reported in the "Fiscal 2018—2020 Summary Compensation Table," but with Mr. Goeckeler's base salary, fiscal 2020 STI payout and company 401(k) match annualized to reflect the amounts he would have received if he had served for the entire fiscal year). Our Chief Executive Officer's fiscal 2020 annual total compensation includes one-time transition awards that he received upon his appointment in March 2020, including $31,140,040 in transition equity awards and a $3,500,000 transition cash award. These arrangements are discussed in the Compensation Discussion & Analysis beginning on page 53.

Therefore, the ratio of annual total compensation of our Chief Executive Officer to our median employee for fiscal 2020 was 4,934 to 1. Our fiscal 2020 CEO pay ratio is higher than what was disclosed in fiscal 2019 and is higher than the ratio we expect in fiscal 2021 due to the inclusion of the one-time transition awards for our new Chief Executive Officer in fiscal 2020.

Equity Compensation Plan Information

The following table gives information with respect to our equity compensation plans as of July 3, 2020. These plans include our Non-Employee Directors Stock-for-Fees Plan, 2017 Performance Incentive Plan and 2005 Employee Stock Purchase Plan, each of which has been approved by our stockholders. The Non-Employee Directors Stock-for-Fees Plan expired in December 2012, and no new awards are permitted under that plan. The following table also gives information with respect to the SanDisk Corporation 2013 Incentive Plan (which we also refer to as the SanDisk Plan), which we assumed in May 2016 in connection with the acquisition of SanDisk. No new awards may be granted under the SanDisk Plan after November 2017.

Other than with respect to the SanDisk Plan, the following table does not present information regarding equity awards that were assumed by us in connection with our acquisitions of the companies that originally granted those options or awards. However, footnote 6 to the table sets forth the total number of shares of our common stock issuable upon the exercise or vesting of those assumed options or awards as of July 3, 2020, and the weighted average exercise price of such assumed options. We may not grant additional options or other equity awards under assumed plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	16,038,205[1]	71.69[2]	23,339,164[3]
Equity compensation plans not approved by security holders[4]	925,805	43.20[5]	—
Total[6]	16,964,010	69.07	23,339,164

[1] This amount includes: (i) 2,476,949 shares of our common stock subject to stock options outstanding under our 2017 Performance Incentive Plan; (ii) 11,511,601 shares of our common stock subject to outstanding RSUs awarded under our 2017 Performance Incentive Plan; and (iii) 113,468 shares of our common stock subject to deferred stock units.

This amount also includes the maximum number of shares potentially issuable in connection with PSUs with open performance-based vesting conditions. As of July 3, 2020, a maximum of 1,936,187 PSUs (including a target number of 1,077,493 PSUs) were subject to open performance-based vesting conditions under our 2017 Performance Incentive Plan. See the sections entitled "Compensation Discussion and Analysis" and the "Executive Compensation Tables and Narratives—Fiscal 2020 Grants of Plan-Based Awards Table" and the accompanying narrative for more information regarding outstanding PSUs.

[2] This number reflects the weighted-average exercise price of stock options outstanding under our 2017 Performance Incentive Plan and has been calculated exclusive of RSUs and PSUs outstanding under our 2017 Performance Incentive Plan and deferred stock units.

[3] Of these shares, as of July 3, 2020, 14,342,750 remained available for future issuance under our 2017 Performance Incentive Plan and 8,996,414 remained available for future issuance under our 2005 Employee Stock Purchase Plan.

[4] This amount includes: (i) 250,613 shares of our common stock subject to stock options outstanding under the SanDisk Plan; and (ii) 675,192 shares of our common stock subject to outstanding RSUs awarded under the SanDisk Plan, in each case, as of July 3, 2020.

[5] This number reflects the weighted-average exercise price of stock options outstanding under the SanDisk Plan and has been calculated exclusive of RSUs outstanding under the SanDisk Plan.

[6] In accordance with applicable SEC rules, the table does not include information with respect to equity compensation plans or agreements that were assumed by us in connection with the acquisitions of the companies that originally established those plans or agreements and under which we may not make new award grants. As of July 3, 2020, 19,126 shares of common stock were issuable upon exercise of outstanding options granted under these assumed plans. The weighted average exercise price of these assumed outstanding stock options to acquire shares of our common stock was $81.90 per share. Additionally, as of July 3, 2020, there were no RSUs outstanding under these assumed plans.

The SanDisk Plan was adopted by the SanDisk board of directors in March 2013, and approved by the stockholders of SanDisk in April 2013. In accordance with the terms of the acquisition of SanDisk, we assumed the stock options and RSUs that were outstanding under the SanDisk Plan at the time of the closing of the acquisition, as well as the authority to make new award grants under the SanDisk Plan after the closing; however, such authority was terminated in November 2017.

Our Board of Directors or the Compensation and Talent Committee generally has the authority to accelerate the vesting of any award under the SanDisk Plan in accordance with the terms of the SanDisk Plan. In the event of a change in control of our company (or other entity assuming the SanDisk Plan) in connection with which the awards granted under the SanDisk Plan are not assumed or continued, the awards granted under the SanDisk Plan will generally accelerate, become vested and will terminate in connection with the transaction.

Stock Ownership Information

SECURITY OWNERSHIP BY PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of September 4, 2020, by: (i) each person known by us to own beneficially more than 5% of our outstanding common stock; (ii) each director and each nominee for election as a member of our Board of Directors; (iii) each of our named executive officers; and (iv) all current directors and executive officers as a group. This table is based on information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G or Schedule 13D filed with the SEC.

Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Greater than 5% Stockholders:		
The Vanguard Group[3] 100 Vanguard Blvd., Malvern, PA 19355	35,413,208	11.90%
BlackRock, Inc.[4] 55 East 52nd Street, New York, NY 10055	25,733,171	8.7%
Directors:		
Kimberly E. Alexy	4,963	*
Martin I. Cole	17,637	*
Kathleen A. Cote[5]	58,570	*
Tunç Doluca[6]	5,968	*
Matthew E. Massengill	19,777	*
Paula A. Price	—	*
Stephanie A. Streeter	4,963	*
Named Executive Officers:		
David V. Goeckeler	—	*
Robert K. Eulau	13,261	*
Srinivasan Sivaram[7]	137,470	*
Michael C. Ray[7]	58,724	*
Lori S. Sundberg	10,278	*
Stephen D. Milligan[7][8]	574,380	*
Michael D. Cordano[7]	370,010	*
All Directors and Current Executive Officers as a group (14 persons)[9]	356,938	*

* Represents less than 1% of the outstanding shares of our common stock.

[1] We determine beneficial ownership in accordance with SEC rules. We deem shares subject to options that are exercisable as of or within 60 days after September 4, 2020 as well as shares subject to RSU awards scheduled to vest within 60 days after September 4, 2020 as outstanding for purposes of computing the share amount and the percentage ownership of the person holding such awards, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person. We also deem shares representing deferred stock units credited to accounts in our Deferred Compensation Plan as of September 4, 2020 as outstanding for purposes of computing the share amount and the percentage ownership of the person to whose account those stock units are credited, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person.

[2] Except as otherwise noted below, we determine applicable percentage ownership based on 304,213,726 shares of our common stock outstanding as of September 4, 2020. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

(3) Beneficial and percentage ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 12, 2020, by The Vanguard Group ("Vanguard"). According to the schedule, as of December 31, 2019, Vanguard has: sole voting power with respect to 444,120 shares: shared voting power with respect to 82,812 shares; sole dispositive power with respect to 34,915,841 shares; and shared dispositive power with respect to 497,367 shares. Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 336,600 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner of 263,296 shares as a result of its serving as investment manager of Australian investment offerings.

(4) Beneficial and percentage ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2020, by BlackRock, Inc. ("BlackRock"). According to the schedule, as of December 31, 2019, BlackRock has sole voting power with respect to 23,030,122 shares and sole dispositive power with respect to 25,733,171 shares.

(5) Includes 29,188 shares representing deferred stock units credited to Ms. Cote's account in our Deferred Compensation Plan as of September 4, 2020. Deferred stock units are payable in an equivalent number of shares of our common stock in connection with the retirement or other separation from service of the director, or earlier in connection with the director's deferral election.

(6) Includes 283 shares held in a family trust account in which Mr. Doluca has voting and/or investment power.

(7) Includes shares of our common stock that may be acquired as of or within 60 days after September 4, 2020 through the exercise of stock options as follows: Dr. Sivaram (43,986); Mr. Ray (45,005); Mr. Milligan (327,228); and Mr. Cordano (256,502). Includes 30,523 shares of our common stock that may be acquired by Dr. Sivaram within 60 days after September 4, 2020 through the vesting of RSUs.

(8) Mr. Milligan stepped down as our Chief Executive Officer effective in March 2020. The amount beneficially owned by Mr. Milligan is based on information contained in the last Form 4 filed by Mr. Milligan with the SEC prior to the date he stepped down in March 2020, adjusted to give effect to subsequent transactions through September 4, 2020 of which we are aware in connection with employment-related equity awards. This figure includes 246,278 shares held in a family trust account in which Mr. Milligan has voting and/or investment power.

(9) Includes 88,991 shares of our common stock that may be acquired as of or within 60 days after September 4, 2020 through the exercise of stock options by our directors and our current executive officers. Includes 30,523 shares of our common stock that may be acquired within 60 days after September 4, 2020 through the vesting of RSUs by our directors and our current executive officers. Also includes 29,188 shares of our common stock representing deferred stock units as described in footnote 5 above.

DELINQUENT SECTION 16(a) REPORTS

Under the securities laws of the U.S., our directors and officers and persons who beneficially own more than 10% of our common stock must report their initial ownership of our equity securities and any subsequent changes in that ownership to the SEC and The Nasdaq Stock Market. The SEC has established specific due dates for these reports, and we must disclose in this Proxy Statement any late filings during fiscal 2020. To our knowledge, based solely on our review of the copies of such reports filed electronically with the SEC for fiscal 2020 and the written responses to annual directors' and officers' questionnaires that no other reports were required, all of these reports were timely filed during and with respect to fiscal 2020, except for one Form 4 filed by Ms. Cote on June 15, 2020, which reported one transaction occurring on May 6, 2020.

Equity Plan Proposal

<table>
<tr><td>PROPOSAL 3</td><td>APPROVAL OF THE AMENDMENT AND RESTATEMENT OF OUR 2017 PERFORMANCE INCENTIVE PLAN TO INCREASE BY 9.8 MILLION THE NUMBER OF SHARES OF OUR COMMON STOCK AVAILABLE FOR ISSUANCE UNDER THAT PLAN</td></tr>
</table>

 Our Board of Directors recommends a vote **FOR** this Proposal 3 to approve the amendment and restatement of our 2017 Performance Incentive Plan.

At the Annual Meeting, stockholders will be asked to approve an amendment and restatement of the Western Digital Corporation Amended and Restated 2017 Performance Incentive Plan. The amended and restated version of our 2017 Performance Incentive Plan was adopted, subject to stockholder approval, by our Board on August 11, 2020 (the "Effective Date").

- We are seeking to increase shares available for issuance under our 2017 Performance Incentive Plan by 9.8 million shares to allow for continued use of equity incentives
- This is a broad-based equity incentive plan: approximately 83% of equity awards granted under our 2017 Performance Incentive Plan in fiscal 2020 were to non-executive officers
- The additional shares, together with the shares currently available for future grants, are expected to cover grants for approximately one year based on current grant practices and other factors

We believe that equity awards are critical to attracting and retaining the most talented employees in our industry. Stockholder approval of the proposed amendment and restatement of our 2017 Performance Incentive Plan will allow us to continue to provide these important incentives. Under applicable listing rules, we may not increase our 2017 Performance Incentive Plan share limit without stockholder approval.

OVERVIEW AND RATIONALE

Equity incentives are a significant component of our compensation programs for our named executive officers and our broader employee population.

Broad-Based Equity Program Supports Talent Retention

Under this broad-based equity compensation plan, approximately 83% of awards in fiscal 2020 were granted to employees other than our named executive officers. Further, a majority of equity awards granted in fiscal 2020 were awarded to our engineers, who are integral to maintaining our market leadership and innovation. All of our full-time employees, all members of our Board of Directors and certain consultants and advisors to our company are eligible to receive equity awards under our 2017 Performance Incentive Plan, as determined by the plan administrator. Equity incentives are a core component of our competitive compensation program and help us to retain key talent throughout our company.

Alignment of Named Executive Officer Interests with Stockholder Interests

Equity awards represented approximately 79% of the target total direct compensation of our former Chief Executive Officer in fiscal 2020, approximately 78% of the target total direct compensation of our current Chief Executive Officer in fiscal 2021, and 72% on average of the target total direct compensation of our other named executive officers in fiscal 2020. Under our fiscal 2020 LTI program for our named executive officers (other than Mr. Goeckeler), at least 50% of the approved value of target awards were granted in PSUs contingent on the achievement of robust pre-established performance goals that help align management interests with those of our stockholders and reward long-term value creation. Approximately 60% of the approved value of Mr. Goeckeler's target awards under our fiscal 2021 LTI program were granted in PSUs. For additional information on our overarching pay-for-performance philosophy and the compensation arrangements in place for our named executive officers, please see the section entitled "Executive Compensation—Compensation Discussion and Analysis."

Our Granting Practices Provide for Prudent Use of Equity

Our 2017 Performance Incentive Plan authorizes the grant of equity-based compensation in the form of stock options, stock appreciation rights, stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents and similar rights, as well as cash-based awards, for the purpose of providing the members of our Board and our employees and consultants compensation, incentives and rewards for performance. Our Board monitors share usage to manage the dilutive impact of awards granted under the plan. Our 2017 Performance Incentive Plan both continues and enhances a broad range of compensation and governance best practices, with some of the key features highlighted below. These highlights are qualified in their entirety by the full text of our 2017 Performance Incentive Plan (as proposed to be amended and restated), which has been filed with the SEC as Appendix B to the version of this Proxy Statement filed with the SEC:

- **Limitations on Grants.** The maximum aggregate number of shares underlying awards granted under our 2017 Performance Incentive Plan that may be delivered to any one person during any calendar year with respect to stock options and stock appreciation rights is 1 million shares, subject to equitable adjustment for certain corporate transactions.

- **Director Award Limit.** The value of the shares subject to awards granted under our 2017 Performance Incentive Plan to any one non-employee director in any one grant year (based on the fair market value of the shares on the grant date of the applicable award, using such valuation principles as determined by the plan administrator) may not exceed $900,000. This limit does not apply as to any award granted to an individual for services in a capacity other than as a non-employee director, even if such individual is, was or becomes a non-employee director. For these purposes, a "grant year" means the annual period commencing on the date of our annual meeting of stockholders and concluding on the day immediately preceding the next annual meeting of stockholders, or such other annual period as the administrator may determine in its discretion.

- **No Repricing of Stock Options or Stock Appreciation Rights.** Without stockholder approval, we may not reprice an outstanding stock option or stock appreciation right, except for equitable adjustments for certain corporate transactions, as further described below.

- **Dividends and Dividend Equivalents Not Payable on Awards until Vesting.** Dividends and dividend equivalents payable in connection with unvested awards will only be paid out to the extent that the vesting requirements are satisfied and the shares underlying such awards vest.

- **No In-the-Money Stock Option or Stock Appreciation Right Grants.** Stock options and stock appreciation rights may not be granted with an exercise or base price less than the fair market value, generally the closing price of our common stock on the Nasdaq Stock Market on the grant date.

- **Clawback Policy.** Awards granted under our 2017 Performance Incentive Plan are subject to our compensation recovery (clawback) policy.

- **Minimum Vesting Requirements.** Except pursuant to any required accelerated vesting in connection with a change in control event, or as described below, our 2017 Performance Incentive Plan provides that each award granted under the plan will be subject to a minimum vesting period of one year. Awards may, however, be granted under the plan with minimum vesting requirements of less than one year, or no vesting requirements, provided that the total number of shares of our common stock subject to such awards will not exceed 5% of the aggregate share limit.

- **Share Recycling.** Shares that are reacquired or withheld by us in connection with the exercise of stock options, the settlement of stock appreciation rights or the payment of required withholding taxes on stock options or stock appreciation rights will not be available again for new award grants under our 2017 Performance Incentive Plan. However, shares that are reacquired or withheld by us as payment in connection with a full-value award (as defined below) under our 2017 Performance Incentive Plan or the SanDisk Plan, as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to a full-value award under our 2017 Performance Incentive Plan or the SanDisk Plan will be available for new award grants under our 2017 Performance Incentive Plan. The share limit of our 2017 Performance Incentive Plan may not be increased by repurchasing shares of our common stock on the market (by using cash received through the exercise of stock options or otherwise).

2017 PERFORMANCE INCENTIVE PLAN CHANGE

The only material change as a result of the amendment and restatement of our 2017 Performance Incentive Plan is to authorize an increase in the overall limit on the number of shares of common stock that may be issued or transferred pursuant to award grants under the plan by an additional 9.8 million shares, from 95,780,215 shares to 105,580,215 shares. This amended and restated version of our 2017 Performance Incentive Plan is subject to stockholder approval of this Proposal 3.

As of September 4, 2020, a total of 19,170,795 shares of our common stock were subject to outstanding awards granted under our 2017 Performance Incentive Plan, a total of 424,946 shares of our common stock were subject to outstanding awards granted under the SanDisk Plan (which will be available for new grants under our 2017 Performance Incentive Plan if they expire or are forfeited, terminated, cancelled or otherwise reacquired prior to being vested or exercised, as applicable, after the Effective Date) and a total of 2,642,851 shares of our common stock were available for new award grants under our 2017 Performance Incentive Plan (before giving effect to the increase in the aggregate share limit being requested in this Proposal 3). No new awards may be granted under the SanDisk Plan.

HISTORICAL AWARD INFORMATION

Share Pool

As of the Effective Date, the overall limit on the number of shares of our common stock that may be issued or transferred pursuant to award grants under our 2017 Performance Incentive Plan was 95,780,215 shares, which includes 829,631 shares that became available for new award grants under the plan after August 7, 2019 and before the Effective Date as a result of the forfeiture, cancellation or expiration of awards under the SanDisk Plan, as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to full-value awards under the SanDisk Plan, but does not include the proposed 9.8 million share increase requested under the amended and restated version of our 2017 Performance Incentive Plan. Shares that are subject to full-value awards granted under our 2017 Performance Incentive Plan are counted against the total share limit as 1.72 shares for every one (1) share granted, whereas shares that are subject to awards of stock options or stock appreciation rights are counted against the total share limit as one (1) share for every one (1) share granted. This fungible share counting ratio of 1.72 to one (1) continues under the amended and restated version of our 2017 Performance Incentive Plan.

As of the Effective Date, there were outstanding under our 2017 Performance Incentive Plan: 2,458,186 stock options; 10,637,245 unvested RSUs (including PSUs credited based on actual performance for completed performance periods that remain subject to service-based vesting requirements and stock units credited as dividend equivalents through that date); 43,341 outstanding RSUs that have vested but as to which payment has been deferred; and 1,077,493 PSUs with open performance-based vesting conditions (presented at the applicable target level of performance and including dividend equivalents credited through that date on the target level of stock units), in each case, as counted on a 1:1 basis without applying the fungible share counting ratio. The amended and restated version of our 2017 Performance Incentive Plan continues to preserve our flexibility to shift the type and mix of awards granted from time to time as may be warranted by the circumstances.

Outstanding Awards under Our 2017 Performance Incentive Plan

As of September 4, 2020, 2,642,851 shares were available for new grants under our 2017 Performance Incentive Plan. The table below presents the number of shares, including dividend equivalents, which were subject to various outstanding equity awards at September 4, 2020 under our 2017 Performance Incentive Plan, the SanDisk Plan and all other assumed plans:

Outstanding Awards	2017 Performance Incentive Plan	All Other Plans	Totals
Stock options (number of shares)	2,258,493	262,332	2,520,825
Weighted-average exercise price of stock options	$71.96	$45.99	$69.26
Weighted-average remaining term of stock options (years)	1.8	2.3	1.9
Full-value awards (including corresponding dividend equivalents)[1]	16,912,302	181,660	17,093,962

[1] The number of shares subject to outstanding full-value awards in the table above is presented taking PSU awards into account based on the number of stock units actually credited based on performance as to completed performance periods (to the extent the awards remained outstanding on September 4, 2020 and subject to service-based vesting conditions, and including dividend equivalents credited through that date) and, as to awards that remain subject to performance-based vesting conditions, based on the applicable target level of performance (including dividend equivalents credited through that date on the target level of stock units). The number of shares subject to outstanding full-value awards is also presented on a 1:1 basis without applying the fungible share counting ratio.

Our equity award mix favors the granting of full-value awards, such as RSU and PSU awards, which vest on the basis of continued service and/or attainment of long-term performance goals. These types of awards enable us to reduce our gross burn rate and limit dilution by granting fewer shares relative to the number of stock options that had been granted in prior years. As of September 4, 2020, there were outstanding under our 2017 Performance Incentive Plan: 2,258,493 stock options; 15,304,735 unvested RSUs (including PSUs credited based on actual performance for completed performance periods that remain subject to service-based vesting requirements and stock units credited as dividend equivalents through that date); 63,333 outstanding RSUs that have vested but as to which payment has been deferred; and 1,544,234 PSUs with open performance-based vesting conditions (presented at the applicable target level of performance and including dividend equivalents credited through that date on the target level of stock units), in each case, as counted on a 1:1 basis without applying the fungible share counting ratio.

POTENTIAL DILUTION AND AWARD BURN RATE METRICS

The following section includes additional information to help you assess the potential dilutive impact of our equity awards and the proposed amendments to our 2017 Performance Incentive Plan.

The following table shows how our dilution and burn rate have changed over the past three fiscal years under our 2017 Performance Incentive Plan. "Dilution" refers to the number of shares of our common stock that are subject to outstanding awards or remain available for new award grants. "Burn rate" refers to how many shares are subject to awards that we grant over a particular period of time. As to the number of shares of our common stock subject to RSU and PSU awards outstanding on any particular date, the information presented includes the crediting of dividend equivalents on the awards through that date, to the extent the dividend equivalents are payable in shares of common stock. For historical PSU awards, the information presented is based on the target number of shares subject to the award (while the final vesting of the awards may range from 0% to 200% of the target number of shares subject to these awards based on performance over the performance period applicable to the awards).

Key Equity Metrics	Fiscal 2020	Fiscal 2019	Fiscal 2018	3-Year Average (Fiscal 2018-2020)
Shares subject to awards granted during year, counted on 1:1 basis[1]	7.4 million	7.3 million	6.3 million	7.0 million
Shares subject to awards granted during year, counted using the full-value fungible share counting ratio of 1.72:1[2]	12.7 million	12.6 million	10.8 million	12.0 million
Gross burn rate during year[3]	2.48%	2.50%	2.12%	2.37%
Net burn rate during year[4]	1.91%	1.64%	1.62%	1.72%
Dilution at end of year[5]	10.06%	11.03%	11.89%	11.00%
Full dilution at end of year[6]	9.14%	9.94%	10.63%	9.90%
Overhang at end of year[7]	5.33%	5.28%	5.88%	5.49%

[1] Reflects total gross number of shares subject to equity awards granted during the fiscal year, and does not reflect subsequent forfeitures or cancellations.

[2] Reflects number of shares that are used during the fiscal year based on the awards granted (see footnote 1) and the fungible share counting provisions that require each full-value award to count as 1.72 shares, and each stock option to count as one share, against the pool of shares available under our 2017 Performance Incentive Plan.

[3] Gross burn rate is calculated by dividing the total number of shares subject to equity awards granted during the fiscal year (counted on a 1:1 basis without applying the fungible share counting ratio) by the total weighted-average number of shares outstanding during the period, and does not reflect subsequent forfeitures or cancellations.

[4] Net burn rate is calculated by dividing the total number of shares subject to equity awards granted during the fiscal year (counted on a 1:1 basis without applying the fungible share counting ratio) by the total weighted-average number of shares outstanding during the period, and takes into account any cancelled or forfeited equity awards.

[5] Dilution is calculated by dividing the sum of (i) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (ii) the number of shares available for future grants, by the number of shares outstanding at the end of the fiscal year.

[6] Full dilution is calculated by dividing (i) the sum of (a) the number of shares subject to equity awards outstanding at the end of the fiscal year plus (b) the number of shares available for future grants by (ii) the sum of (a) the number of shares outstanding at the end of the fiscal year, plus (b) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (c) the number of shares available for future grants.

[7] Overhang is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

The weighted-average number of shares of our common stock issued and outstanding in each of the last three fiscal years is reported in our Annual Report on Form 10-K for the respective fiscal year. The number of shares of our common stock issued and outstanding as of July 3, 2020 and September 4, 2020 was 301,511,883 shares and 304,213,726 shares, respectively.

We anticipate that the 9.8 million additional shares requested for the amended and restated version of our 2017 Performance Incentive Plan, together with the shares currently available for future grants, will provide us with flexibility to continue to grant equity awards under the amended and restated version of our 2017 Performance Incentive Plan for approximately one year based on current grant practices and other factors. This estimate assumes the reserving of sufficient shares to cover potential payment of performance-based awards at maximum payment levels and covering dividend equivalents that may be credited with respect to the awards based on our recent dividend payments. However, this is only an estimate, in our judgment, based on current circumstances. The 9.8 million additional shares requested represents 3.22% of the number of shares of our common stock issued and outstanding as of September 4, 2020.

The total number of shares that are subject to our award grants in any one year or from year-to-year may change based on a number of variables, including, without limitation, the value of our common stock (because higher stock prices generally require that fewer shares be issued to produce awards of the same grant date fair value), changes in competitors' compensation practices or changes in compensation practices in the market generally, changes in the number of employees, changes in the number of directors and officers, whether and the extent to which vesting conditions applicable to equity awards are satisfied, acquisition activity and the need to grant awards to new employees in connection with acquisitions, the need to attract, retain and incentivize key talent, the number of dividend equivalent rights outstanding, the extent to which they provide for settlement in stock and the amount and frequency of our dividend payments, the type of awards we grant and how we choose to balance total compensation between cash and equity awards.

The closing price of our common stock on the Nasdaq Stock Market on September 4, 2020 was $38.16 per share.

SUMMARY DESCRIPTION OF OUR 2017 PERFORMANCE INCENTIVE PLAN (AS PROPOSED TO BE AMENDED AND RESTATED)

The principal terms of our 2017 Performance Incentive Plan (as proposed to be amended and restated) are summarized below. The following summary is qualified in its entirety by the full text of our 2017 Performance Incentive Plan (as proposed to be amended and restated), which has been included as Appendix B to the version of this Proxy Statement filed with the SEC. A copy of our 2017 Performance Incentive Plan document (as proposed to be amended and restated) may also be obtained without charge by writing to our Secretary at Western Digital Corporation, 5601 Great Oaks Parkway, San Jose, California 95119.

Purpose

The purpose of our 2017 Performance Incentive Plan is to promote the success of our company and to increase stockholder value by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and our stockholders.

Administration

Our Board of Directors or one or more of its committees administers our 2017 Performance Incentive Plan. Currently, our Board has delegated general administrative authority for our 2017 Performance Incentive Plan to the Compensation and Talent Committee, except that our Board retains administrative authority with respect to awards granted to non-employee members of our Board of Directors. Our Board or a committee thereof (within its delegated authority) may delegate its authority under our 2017 Performance Incentive Plan to different committees, or to one or more of our officers to the extent permitted by applicable law, including administrative and grant authority. The appropriate acting body, be it our Board, or a committee or officer within the delegated authority, is referred to in this Proposal 3 as the "Administrator."

The Administrator has broad authority under our 2017 Performance Incentive Plan with respect to awarding grants, including, without limitation, the authority:

- to select eligible participants and determine the type(s) of award(s) that they are to receive;

- to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;

- to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards;

- to cancel, modify or waive our rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

- subject to the other provisions of our 2017 Performance Incentive Plan, to make certain adjustments to an outstanding award (including determining the circumstances in which performance-based goals will be adjusted and the nature and impact of such adjustments) and to authorize the conversion, succession or substitution of an award;

- to determine the method of payment of any purchase price for an award or shares of our common stock delivered under our 2017 Performance Incentive Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check or electronic funds transfer, by the delivery of already-owned shares of our common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice in third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;

- to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where we operate or where one or more eligible participants reside or provide services;
- to approve the form of award agreements used under our 2017 Performance Incentive Plan; and
- to construe and interpret our 2017 Performance Incentive Plan, make rules for the administration of the plan and make all other determinations necessary for the administration of the plan.

No Repricing

In no case (except due to an adjustment to reflect a stock split or other event referred to under "Adjustments" below, or any repricing that may be approved by stockholders) will the Administrator: (i) amend an outstanding option or stock appreciation right to reduce the exercise price or base price of the award; (ii) cancel, exchange, replace or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award; or (iii) cancel, exchange or surrender an outstanding stock option or stock appreciation right in exchange for an stock option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Eligibility

Persons eligible to receive awards under our 2017 Performance Incentive Plan include officers and employees of our company or any of our subsidiaries, members of our Board of Directors and certain consultants and advisors. As of July 3, 2020, approximately 64,000 of our officers and employees (including all of our named executive officers), each of our seven non-employee directors and approximately 60 consultants, were considered eligible under the plan.

Aggregate Share Limit

The maximum number of shares of our common stock that may be issued or transferred pursuant to awards under our 2017 Performance Incentive Plan (without giving effect to the proposed share increase) as of the Effective Date was 95,780,215. If stockholders approve this Proposal 3, the number of shares available for award grant purposes under our 2017 Performance Incentive Plan will equal the sum of the following (such total number of shares, the "share limit"):

- 105,580,215 shares of our common stock (which represents the share limit of 95,780,215 shares as in effect on the Effective Date plus the proposed increase of 9,800,000 shares), plus
- the number of any shares of our common stock subject to stock options outstanding under the SanDisk Plan as of the Effective Date which expire, or for any reason are cancelled or terminated, after the Effective Date without being exercised (which, for purposes of clarity, will become available for award grants under the amended and restated version of our 2017 Performance Incentive Plan on a one-for-one basis), plus
- 1.72 times the number of any shares of our common stock subject to RSU awards outstanding and unvested under the SanDisk Plan as of the Effective Date which are forfeited, terminated, cancelled, or otherwise reacquired after the Effective Date without having become vested (for clarity, with the 1.72:1 ratio to reflect the "full-value award" ratio below).

Shares issued in respect of any full-value award granted under our 2017 Performance Incentive Plan count against the share limit described in the preceding paragraph as 1.72 shares for every one share actually issued in connection with the award. For example, if we granted an award of 100 shares of our common stock under the plan, 172 shares would be counted against the share limit with respect to that award. For this purpose, a "full-value award" generally means any award granted under the plan other than a stock option or a stock appreciation right. As of the Effective Date, a total of 14,216,265 shares of our common stock were subject to outstanding awards granted under our 2017 Performance Incentive Plan, a total of 14,969,913 shares of our common stock were available for new award grants under our 2017 Performance Incentive Plan (before giving effect to the increase in the aggregate share limit being requested in this Proposal 3), 243,286 shares of our common stock were subject to stock options outstanding under the SanDisk Plan and 181,930 shares of our common stock were subject to outstanding and unvested RSU awards under the SanDisk Plan.

Additional Share Limits

The following other limits are also contained in our 2017 Performance Incentive Plan. These limits are in addition to, and not in lieu of, the share limit for the plan described above and, in the case of share-based limits, are applied on a one-for-one basis without applying the fungible share counting ratio for full-value awards discussed above.

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is 91,837,248 shares.

- The maximum number of shares subject to those options and stock appreciation rights that are granted under the plan during any calendar year to any individual under the plan is 1 million shares.

- The value of the shares subject to awards granted to any one non-employee director in any one grant year (based on the fair market value of the shares on the grant date of the applicable award, using such valuation principles as determined by the Administrator) may not exceed $900,000. This limit would not apply as to any award granted to an individual for services in a capacity other than as a non-employee director, even if such individual is, was or becomes a non-employee director. The term "grant year" is used as described above.

To the extent that an award granted under our 2017 Performance Incentive Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the plan. In the event that shares are delivered in respect of a dividend equivalent right granted under our 2017 Performance Incentive Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise relates shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. Shares that are subject to or underlie awards granted under our 2017 Performance Incentive Plan or options granted under the SanDisk Plan that are not paid or delivered (whether due to expiration, cancellation, termination, forfeiture, failure to vest or any other reason) will again be available for subsequent awards under our 2017 Performance Incentive Plan. In addition, our 2017 Performance Incentive Plan generally provides that shares issued in connection with awards that are granted by or become obligations of our company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under our 2017 Performance Incentive Plan.

Shares that are reacquired or withheld by us as full or partial payment in connection with a full-value award under our 2017 Performance Incentive Plan or the SanDisk Plan, as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to a full-value award under our 2017 Performance Incentive Plan or the SanDisk Plan, will not count against the share limit of and will be available for new award grants under our 2017 Performance Incentive Plan. Shares that are reacquired or withheld by us in connection with the exercise of stock options, the settlement of stock appreciation rights or the payment of required withholding taxes on stock options or stock appreciation rights are not, however, available for new award grants.

Types of Awards

Our 2017 Performance Incentive Plan authorizes stock options, stock appreciation rights, restricted stock, stock bonuses, performance stock, stock units, phantom stock, dividend equivalents and similar awards, which are granted or denominated in shares of our common stock, as well as cash awards (including cash awards based on achievement of goals established by the Administrator and discretionary cash awards). Our 2017 Performance Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

A stock option is the right to purchase shares of our common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of an option may not be less than the fair market value of a share of our common stock on the grant date. The maximum term of an option is 10 years from the grant date. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described in the section entitled "Material U.S. Federal Income Tax Consequences of Awards Under Our Amended and Restated 2017 Performance Incentive Plan" below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Internal Revenue Code and our 2017 Performance Incentive Plan. Incentive stock options may only be granted to our employees.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of a share of our common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and cannot be less than the fair market value of a share of our common stock on the grant date. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is 10 years from the grant date.

Dividend equivalent rights may not be granted in connection with a stock option or stock appreciation right under the plan, and any dividends or dividend equivalents as to the unvested portion of other awards under the plan will be subject to termination and forfeiture to the same extent as the corresponding portion of the award, if the applicable vesting requirements are not satisfied.

Minimum Vesting Requirements

Except pursuant to any required accelerated vesting in connection with a change in control event, or as described below, our 2017 Performance Incentive Plan provides that each award granted under the plan will be subject to a minimum vesting period of one year. Awards may, however, be granted under the plan with minimum vesting requirements of less than one year, or no vesting requirements, provided that the total number of shares of our common stock subject to such awards will not exceed 5% of the aggregate share limit. This minimum vesting requirement under our 2017 Performance Incentive Plan does not limit or restrict the Administrator's discretion to accelerate or provide for the acceleration of vesting of any award in any circumstances it determines to be appropriate.

Deferrals

The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Acceleration of Awards; Possible Early Termination of Awards

Generally, and subject to limited exceptions set forth in our 2017 Performance Incentive Plan, upon any event in which our company does not survive, or does not survive as a public company, the Administrator may provide for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards. Upon the occurrence of any event described in the preceding sentence, unless the Administrator has provided for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances, and subject to limited exceptions set forth in the plan, each award generally will become fully vested to the extent that it is to be terminated in connection with such event (with any performance goals applicable to the award being deemed met at the target performance level, unless otherwise provided in the applicable award agreement). The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the plan.

We generally do not provide for accelerated vesting of equity awards held by our executive officers in connection with a change in control except: (i) for certain equity awards, in connection with a change in control event if there is also a qualifying termination of the officer's employment in connection with a change in control (not merely because the change in control occurred); and (ii) in certain circumstances as referenced above where the award is to terminate in connection with the change in control.

Transfer Restrictions

Subject to certain exceptions contained in our 2017 Performance Incentive Plan, awards generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers are made for estate or tax planning or charitable purposes for no (or nominal; i.e., the minimum consideration required by applicable law) consideration and comply with applicable federal and state securities laws.

Adjustments

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under our 2017 Performance Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to adjustment in the event of certain corporate events. These events include reclassifications, recapitalizations, stock splits (including a stock split in the form of a stock dividend) or reverse stock split, mergers, combinations, consolidations, other reorganization, spin-off, split-up, similar extraordinary dividend distribution in respect of our common stock, exchange of common stock or other securities of our company, or other similar, unusual or extraordinary corporate events in respect of our common stock.

No Limit on Other Authority

Our 2017 Performance Incentive Plan does not limit the authority of our Board of Directors or any of its committees to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority.

Termination of or Changes to Our 2017 Performance Incentive Plan

Our Board of Directors may amend or terminate our 2017 Performance Incentive Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by our Board. Our 2017 Performance Incentive Plan will expire on August 4, 2025. Outstanding awards, as well as the Administrator's authority with respect thereto, generally will continue following the expiration or termination of the plan. Outstanding awards generally may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF AWARDS UNDER OUR AMENDED AND RESTATED 2017 PERFORMANCE INCENTIVE PLAN

The material U.S. federal income tax consequences of our 2017 Performance Incentive Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local or international tax consequences.

With respect to nonqualified stock options, we generally are entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we generally are not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under our 2017 Performance Incentive Plan generally follow certain basic patterns: stock appreciation rights generally are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the grant date); bonuses, cash and stock-based performance awards, dividend equivalents, stock units and other types of awards generally are subject to tax at the time of payment; and compensation otherwise effectively deferred generally is taxed when paid or underlying shares are delivered. In each of the foregoing cases, we generally will have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under our 2017 Performance Incentive Plan in connection with a "change in control" (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the Internal Revenue Code (and certain related excise taxes may be triggered).

Furthermore, Section 162(m) generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to a company's chief executive officer and certain current and former executive officers. As noted in the section entitled "Executive Compensation—Compensation Discussion and Analysis," certain awards and contracts in place prior to November 2, 2017 may qualify for an exception to the $1 million deductibility limit. There can be no assurance that any compensation we award or pay will be fully deductible, and we reserve the right to award compensation that does not qualify for deductibility in such circumstances as we may consider appropriate. Awards under our 2017 Performance Incentive Plan do not need to be structured so as to be deductible for tax purposes.

SPECIFIC BENEFITS UNDER OUR AMENDED AND RESTATED 2017 PERFORMANCE INCENTIVE PLAN

We have not approved any awards that are conditioned upon stockholder approval of the proposed amended and restated version of our 2017 Performance Incentive Plan. The number and type of awards that we may grant in the future under our 2017 Performance Incentive Plan (within the express limits of the amended and restated version of the plan, discussed above) is not determinable. If the amendments reflected in this Proposal 3 had been in effect in fiscal 2020, we expect that award grants for fiscal 2020 would not have been substantially different from those actually made in that year under the plan. For information regarding awards granted to our named executive officers during fiscal 2020 under our 2017 Performance Incentive Plan, see the discussion in the section entitled "Executive Compensation—Compensation Discussion and Analysis."

In accordance with the Non-Employee Director Restricted Stock Unit Grant program under our 2017 Performance Incentive Plan and as described in the section entitled "Corporate Governance Matters—Director Compensation," we will grant RSUs under our 2017 Performance Incentive Plan to each of our non-employee directors immediately following the Annual Meeting. These annual grants are determined based on the closing price of our common stock on the Nasdaq Stock Market on the grant date and are not contingent on stockholder approval of this Proposal 3 at the Annual Meeting. Assuming, for illustrative purposes only, that the closing price of our common stock used for the conversion of the dollar amount for the annual grants under the Non-Employee Director Restricted Stock Unit Grant Program ($240,000, or $290,000 in the case of our non-employee director serving as Chairman of the Board and $270,000 in the case of our Lead Independent Director) into shares was $38.16 (the closing price of our common stock on the Nasdaq Stock Market on September 4, 2020), the number of shares that would be allocated to our non-employee directors as a group (assuming a Board with seven non-employee directors, which is the number of non-employee directors nominated for election at the Annual Meeting, including a Lead Independent Director and a non-employee director serving as Chairman of the Board) pursuant to the annual grant provisions of the Non-Employee Director Restricted Stock Unit Grant Program over the approximately five-year remaining term of our 2017 Performance Incentive Plan (through 2025) is approximately 230,595 shares (approximately 46,119 shares per year for each of the five years for the seven non-employee directors). This figure represents the continuation of the current non-employee director equity awards, for the number of non-employee directors indicated, over that five-year period, including awards in connection with the Annual Meeting and assuming that our 2017 Performance Incentive Plan expires in 2025 before the 2025 annual meeting of stockholders. The actual number of shares that we may issue under the Non-Employee Director Restricted Stock Unit Grant Program depends on, among other future variables, the number of our non-employee directors from time to time, when a non-employee director serves as Chairman of the Board, the price of our common stock on the applicable grant date that is used to convert the applicable grant-date value into a number of shares, and whether our Board changes the applicable grant date values or other aspects of our non-employee director compensation program in the future.

AGGREGATE PAST GRANTS UNDER OUR 2017 PERFORMANCE INCENTIVE PLAN

As of September 4, 2020, awards covering 74,443,488 shares of our common stock had been granted under our 2017 Performance Incentive Plan. (This number of shares includes shares subject to awards under our 2017 Performance Incentive Plan and the SanDisk Plan that expired, were cancelled or terminated without having been exercised and paid and became available for new award grants under our 2017 Performance Incentive Plan.) The following table shows information regarding the distribution of those awards among the persons and groups identified below, option exercises and RSU, PSU and restricted stock award vestings prior to that date, and option and unvested RSU and PSU holdings as of that date.

Name and Position	Stock Options				Stock Awards[1]		
	Number of Shares Subject to Past Option Grants	Number of Shares Acquired on Past Exercise	Number of Shares Underlying Options Outstanding as of September 4, 2020 Exercisable	Unexercisable	Number of Shares or Units Subject to Past Grants	Number of Shares or Units Vested as of September 4, 2020	Number of Shares or Units Outstanding and Unvested as of September 4, 2020
Named executive officers:							
David V. Goeckeler Chief Executive Officer	—	—	—	—	961,676	—	969,278
Robert K. Eulau Executive Vice President and Chief Financial Officer	—	—	—	—	199,111	18,230	184,131
Srinivasan Sivaram President, Technology and Strategy	—	—	—	—	267,733	40,955	233,203
Michael C. Ray Executive Vice President, Chief Legal Officer and Secretary	298,017	253,012	45,005	—	333,606	275,356	133,962
Lori S. Sundberg Executive Vice President, Chief Human Resources Officer	—	—	—	—	134,946	23,044	116,070
Stephen D. Milligan Former Chief Executive Officer	866,261	480,807	327,228	—	1,447,894	1,088,818	363,508
Michael D. Cordano Former President and Chief Operating Officer	481,280	224,778	256,502	—	569,719	598,889	46,402
All current executive officers (7 persons)	**298,017**	**253,012**	**45,005**	**—**	**2,122,247**	**398,997**	**1,825,787**
Non-employee directors:							
Kimberly E. Alexy	—	—	—	—	9,531	4,964	4,854
Martin I. Cole	—	—	—	—	21,843	17,640	4,854
Kathleen A. Cote	82,749	82,749	—	—	65,466	61,313	5,291
Tunç Doluca	—	—	—	—	10,242	5,687	4,854
Matthew E. Massengill	560,249	372,749	—	—	613,882	559,284	5,866
Paula A. Price	—	—	—	—	20,204	14,114	1,944
Stephanie A. Streeter	—	—	—	—	9,531	4,964	4,854
All non-employee directors (7 persons)	**642,998**	**455,498**	**—**	**—**	**750,699**	**667,966**	**32,517**
Each other person who has received 5% or more of the options, warrants or rights under our 2017 Performance Incentive Plan	—	—	—	—	—	—	—
All employees, including all current officers who are not executive officers or directors, as a group	26,604,895	20,249,333	1,628,489	1,269	40,659,478	23,856,931	14,580,755

[1] Amounts presented in the past grants column of the table above take PSU awards into account at the time of grant based on the applicable target level of performance. The number of shares or stock units vested or unvested as of September 4, 2020 in the table above is presented taking PSU awards into account based on the number of stock units actually credited based on performance as to completed performance periods and, as to awards that remain subject to performance-based vesting conditions, based on the applicable target level of performance. Amounts presented in the table above include dividend equivalents credited through September 4, 2020, with fractional dividend equivalents rounded to the nearest whole share.

Mr. Goeckeler and each of the non-employee directors identified in the table above is a nominee for re-election as a director at the Annual Meeting.

STOCKHOLDER APPROVAL REQUIREMENT

The provisions of the amended and restated version of our 2017 Performance Incentive Plan will become effective upon stockholder approval of this Proposal 3 at the Annual Meeting. Unless and until our stockholders approve the amended and restated version of our 2017 Performance Incentive Plan, we will continue to grant awards under the terms of our 2017 Performance Incentive Plan, as approved by our stockholders and effective as of August 7, 2019, and from the shares currently available for issuance under our 2017 Performance Incentive Plan, without regard to the amendment and restatement being proposed in this Proposal 3.

Our Board of Directors approved the additional share authority requested under our amended and restated 2017 Performance Incentive Plan based on a belief that the number of shares currently available under our 2017 Performance Incentive Plan does not give us sufficient flexibility to adequately provide for future incentives based on current grant practices and the price of our common stock. If stockholders do not approve this Proposal 3, however, we will continue to have the authority to grant awards under the existing terms of our 2017 Performance Incentive Plan.

BOARD RECOMMENDATION AND VOTE REQUIRED FOR APPROVAL

BOARD RECOMMENDATION

Our Board of Directors recommends a vote FOR this Proposal 3 to approve the amendment and restatement of our 2017 Performance Incentive Plan.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 3 is required for approval of the amendment and restatement of our 2017 Performance Incentive Plan.

Our Board of Directors believes that the proposed amendment and restatement of our 2017 Performance Incentive Plan will promote our interests and our stockholders and will help us continue to be able to attract, retain and reward persons important to our success.

All members of our Board of Directors and all of our executive officers are eligible for awards under our 2017 Performance Incentive Plan and thus have a personal interest in the approval of the amendment and restatement of our 2017 Performance Incentive Plan.

Audit Committee Matters

PROPOSAL 4   RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 Our Board of Directors recommends a vote **FOR** the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2021

- Although not required, our Board has elected to seek stockholder ratification of the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm
- If the selection is not ratified, the Audit Committee will reconsider its appointment of KPMG LLP and will either continue to retain this firm or appoint a new independent registered public accounting firm
- We expect representatives of KPMG LLP to be present at the Annual Meeting, and they will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions

The accounting firm of KPMG LLP has served as our independent auditors since our incorporation in 1970. The Audit Committee has again appointed KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending July 2, 2021. We are not required to submit the appointment of KPMG LLP for stockholder approval, but our Board of Directors has elected to seek ratification of the appointment of our independent registered public accounting firm by the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on this Proposal 4 at the Annual Meeting. If a majority of the shares represented at the Annual Meeting and entitled to vote do not ratify this appointment, the Audit Committee will reconsider its appointment of KPMG LLP and will either continue to retain this firm or appoint a new independent registered public accounting firm. In addition, even if stockholders ratify the Audit Committee's selection, the Audit Committee, in its discretion, may still appoint a different independent registered public accounting firm if it believes that such a change would be in the best interests of our company and our stockholders.

Following are the fees paid by us to KPMG LLP for fiscal 2020 and 2019:

Description of Professional Service	Fiscal 2020 ($)	Fiscal 2019 ($)
Audit Fees — professional services rendered for the audit of our annual financial statements and the review of the financial statements included in our Quarterly Reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements	9,778,189	10,135,486
Audit-Related Fees — assurance and related services reasonably related to the performance of the audit or review of our financial statements	—	—
Tax Fees — professional services rendered for tax compliance, tax advice and tax planning[1]	3,383,998	5,402,860
All Other Fees — products and services other than those reported above	—	—

[1]   Tax Fees in fiscal 2020 and 2019 consisted of tax compliance assistance and related services and transfer pricing review.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. At least annually, KPMG LLP provides a description of all audit and permissible non-audit services expected to be performed during the year and specific fee estimates for each such service, which must be pre-approved by the Audit Committee. KPMG LLP periodically reports to the Audit Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date. The Audit Committee has also delegated to our Chair of the Audit Committee the authority to pre-approve audit and permissible non-audit services and associated fees that were not pre-approved by the Audit Committee, up to a maximum amount of fees per audit or permissible non-audit service. Our Chair is required to report any decisions to pre-approve such audit or non-audit services and fees to the full Audit Committee at its next regular meeting. All services performed by KPMG LLP during fiscal 2020 and 2019 were pre-approved by the Audit Committee in accordance with its pre-approval policy and as required by applicable SEC rules.

VOTE REQUIRED FOR APPROVAL

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 4 is required for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2021.

REPORT OF THE AUDIT COMMITTEE

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended July 3, 2020. This report shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

Dear Fellow Stockholders,

The Audit Committee represents our Board of Directors in discharging its responsibilities relating to the accounting, reporting and financial practices of Western Digital and its subsidiaries, and has general responsibility for oversight and review of the accounting and financial reporting practices, internal controls and accounting and audit activities of Western Digital and its subsidiaries. The Audit Committee is also responsible for overseeing our Enterprise Risk Management process on behalf of our Board of Directors. Accordingly, the Audit Committee oversees certain risk topics and allocates oversight responsibility for other risk topics among our Board and its other committees. The Audit Committee acts pursuant to a written charter. Our Board of Directors originally adopted the Audit Committee Charter on September 6, 1995 and most recently approved an amendment of the charter on March 3, 2020. A copy of the amended charter is available on our website under "Leadership & Governance" at investor.wdc.com. Our Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by the SEC and qualifies as an "independent" director under applicable rules of the Nasdaq Stock Market and the SEC.

Management is responsible for the preparation, presentation and integrity of Western Digital's financial statements, the financial reporting process, accounting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. KPMG LLP, Western Digital's independent registered public accounting firm since 1970, is responsible for performing an independent audit of Western Digital's consolidated financial statements and internal control over financial reporting in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), issuing reports thereon.

The Audit Committee is solely and directly responsible for the appointment, compensation, retention and oversight of Western Digital's independent registered public accounting firm and regularly solicits and evaluates feedback from both management and the auditor in carrying out this responsibility. In conjunction with the rotation of the independent registered public accounting firm's lead engagement partner, which occurs at least every five years, the Audit Committee is involved in the selection of KPMG LLP's lead engagement partner. The next mandatory rotation for KPMG LLP's lead engagement partner is scheduled to occur in fiscal year 2025. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and thus, its oversight does not provide an independent basis to determine that management has applied U.S. generally accepted accounting principles appropriately or maintained appropriate internal controls and disclosure controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

During fiscal 2020, the Audit Committee met a total of 11 times, two in person and nine via telephone conference. During fiscal 2020, the Audit Committee also met and held discussions with management and KPMG LLP. The meetings were conducted so as to encourage communication among the members of the Audit Committee, management and the independent registered public accounting firm. The Audit Committee discussed with KPMG LLP the overall scope and plan for its audit. The Audit Committee met regularly with KPMG LLP, with and without management present, to discuss the results of its audit, its evaluation of Western Digital's internal control over financial reporting and the overall quality of Western Digital's accounting practices. As part of these discussions, the Audit Committee reviewed and discussed the audited consolidated financial statements of Western Digital for the fiscal year ended July 3, 2020 with management and KPMG LLP. The Audit Committee also discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. Our Board of Directors, including the Audit Committee, received an opinion of KPMG LLP as to the conformity of such audited consolidated financial statements with GAAP and the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence. The Audit Committee reviewed and evaluated KPMG LLP's lead engagement partner and also reviewed, among other things, the amount of fees paid to KPMG LLP for audit and non-audit services. Based upon such reviews and discussions, the Audit Committee has recommended to the Board of Directors of Western Digital that the audited financial statements be included in Western Digital's Annual Report on Form 10-K for the fiscal year ended July 3, 2020, for filing with the SEC. The Audit Committee also appointed KPMG LLP to serve as Western Digital's independent registered public accounting firm for the fiscal year ending July 2, 2021. The members of the Audit Committee believe that the continued retention of KPMG LLP to serve as the independent registered public accounting firm is in the best interests of Western Digital and its stockholders.

THE AUDIT COMMITTEE



KIMBERLY E. ALEXY
Chair



MARTIN I. COLE

PAULA A. PRICE



STEPHANIE A. STREETER

Additional Information

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

WHO CAN VOTE

Only stockholders of record at the close of business on September 21, 2020, the record date, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on the record date, 304,227,831 shares of our common stock were outstanding and entitled to vote. Each share of common stock is entitled to one vote at the Annual Meeting.

VOTING YOUR PROXY

At the Annual Meeting

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the "stockholder of record" and you have the right to vote your shares electronically at the Annual Meeting. If you hold your shares through a broker, bank, trustee or other nominee (that is, in "street name") rather than directly in your own name, you are a "beneficial stockholder" and you may also vote your shares electronically at the Annual Meeting. If you choose to do so, you can vote by following the instructions provided when you log in to the online virtual annual meeting platform. **Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.**

Without Attending the Annual Meeting

Whether you are a stockholder of record or a beneficial stockholder, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may submit a proxy to authorize how your shares are voted at the Annual Meeting. You can submit a proxy over the Internet by following the instructions provided in the "Notice of Internet Availability of Proxy Materials" (which we also refer to as the "Notice"), or, if you received a printed copy of the proxy materials, you can also submit a proxy by mail or telephone pursuant to the instructions provided in the proxy card enclosed with the proxy materials. If you are a beneficial stockholder, you may submit your voting instructions over the Internet by following the instructions provided in the Notice, or, if you received a printed copy of the proxy materials, you can also submit voting instructions by telephone or mail by following the instructions provided in the voting instruction form sent by your bank, broker, trustee or other nominee.

Submitting your proxy or voting instructions via the Internet, by telephone or by mail will not affect your right to vote electronically should you decide to attend the Annual Meeting.

If you submit a signed proxy or voting instruction form but do not indicate your specific voting instructions on one or more of the proposals listed in the Notice of Annual Meeting of Stockholders, your shares will be voted as recommended by our Board of Directors on those proposals and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

SPECIAL VOTING INSTRUCTIONS FOR 401(K) PLAN SHARES

If you are one of our employees or former employees who participates in the Western Digital Common Stock Fund under the 401(k) Plan, you will receive a request for voting instructions with respect to all of the shares allocated to your plan account. You are entitled to direct T. Rowe Price Company, the plan trustee, how to vote your plan shares. If T. Rowe Price does not receive voting instructions for shares in your plan account, your shares will be voted by T. Rowe Price in the same proportion as other shares in the Western Digital Common Stock Fund are affirmatively voted by plan participants.

MATTERS TO BE PRESENTED

The items of business scheduled to be voted on at the Annual Meeting are:

- **Proposal 1:** The election of the eight director nominees named in this Proxy Statement to serve until our next annual meeting of stockholders and until their respective successors are duly elected and qualified;
- **Proposal 2:** The approval on an advisory basis of the named executive officer compensation disclosed in this Proxy Statement;
- **Proposal 3:** The approval of the amendment and restatement of our 2017 Performance Incentive Plan to increase by 9.8 million the number of shares of our common stock available for issuance under that plan; and
- **Proposal 4:** The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2021.

Stockholders will also be asked to consider and transact such other business as may properly come before the Annual Meeting or any postponement or adjournment of the meeting. The deadline under our By-laws for stockholders to notify us of any proposals or director nominations to be presented at the Annual Meeting has passed. Our Board of Directors does not know of any other matters to be presented for action at the Annual Meeting. Should any other matters come before the Annual Meeting or any adjournments or postponements thereof, the proxyholders will have discretionary authority to vote all proxies received with respect to such matters in accordance with their judgment.

BOARD RECOMMENDATIONS

Our Board of Directors recommends that you vote your shares:

- **Proposal 1: "FOR"** each of the eight director nominees named in this Proxy Statement to be elected to our Board of Directors;
- **Proposal 2: "FOR"** the approval on an advisory basis of the named executive officer compensation disclosed in this Proxy Statement;
- **Proposal 3: "FOR"** the approval of the amendment and restatement of our 2017 Performance Incentive Plan to increase by 9.8 million the number of shares of our common stock available for issuance under that plan; and
- **Proposal 4: "FOR"** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2021.

VOTING DEADLINE

If you are a stockholder of record, please submit your proxy by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 17, 2020 in order for your shares to be voted at the Annual Meeting. If you are a beneficial stockholder, please follow the voting instructions provided by the bank, broker, trustee or nominee who holds your shares. **If you hold shares in the 401(k) Plan, to allow sufficient time for voting by the plan trustee, please submit your voting instructions by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 15, 2020.**

REVOKING YOUR PROXY

You have the power to revoke your proxy or voting instructions before your shares are voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by submitting a written notice of revocation to our Secretary at Western Digital Corporation, 5601 Great Oaks Parkway, San Jose, California 95119, or, to change how your shares will be voted at the Annual Meeting, by mailing a duly executed written proxy bearing a date that is later than the date of your original proxy or by submitting a later dated proxy via the Internet or by telephone.

A previously submitted proxy will not be voted if the stockholder of record who executed it attends the Annual Meeting and votes the shares represented by the proxy electronically at the Annual Meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee or by attending the Annual Meeting and voting electronically. Please note that attending the Annual Meeting will not by itself constitute revocation of a proxy. Any change to your proxy or voting instructions should be submitted by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 17, 2020, unless you are voting shares held in our 401(k) Plan, in which case you should submit your voting instructions by 11:59 p.m. Eastern time on November 15, 2020.

QUORUM

The holders of a majority of our shares of common stock outstanding on the record date and entitled to vote at the Annual Meeting, present or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any adjournments or postponements thereof. If you submit a proxy or voting instructions, your shares will be counted for purposes of determining the presence or absence of a quorum, even if you abstain from voting your shares. If a broker indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will also be counted for purposes of determining the presence of a quorum at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

VOTING REQUIREMENTS

Each share of our common stock outstanding at the close of business on the record date is entitled to one vote on each of the eight director nominees and one vote on each other matter that may be presented for consideration and action by the stockholders at the Annual Meeting.

- **Proposal 1:** You may vote FOR, AGAINST or ABSTAIN with respect to each director nominee. Each director nominee receiving the affirmative approval of a majority of the votes cast with respect to his or her election (that is, the number of shares voted "for" the nominee exceeds the number of votes cast "against" that nominee) will be elected as a director.
- **Proposals 2, 3 and 4:** You may vote FOR, AGAINST or ABSTAIN. Each of these proposals requires the affirmative approval of a majority of the shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting.

Please be aware that Proposals 2 and 4 are advisory only and are not binding on our company. Our Board of Directors will consider the outcome of the vote on each of these proposals in considering what action, if any, should be taken in response to the advisory vote by stockholders.

ABSTENTIONS AND BROKER NON-VOTES

Abstentions

- **Proposal 1:** Shares voting "abstain" will be entirely excluded from the vote and will not be counted in determining the outcome of a director nominee's election.
- **Proposals 2, 3 and 4:** We treat abstentions as shares present or represented and entitled to vote on these proposals, so abstaining has the same effect as a vote "against" these proposals.

Broker Non-Votes

If you are a beneficial stockholder that holds your shares through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. However, a broker cannot vote shares held for a beneficial stockholder on non-routine matters, unless the broker receives voting instructions from the beneficial stockholder. Proposal 4 (ratification of KPMG LLP as our independent registered public accounting firm) is considered routine and may be voted upon by your broker if you do not submit voting instructions. However, all other proposals to be voted on at the Annual Meeting are considered non-routine matters. Consequently, if you hold your shares through a brokerage account and do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on Proposal 4, but will not be permitted to vote your shares on any of the other proposals at the Annual Meeting. If your broker exercises this discretion, your shares will be counted as present for determining the presence of a quorum at the Annual Meeting and will be voted on Proposal 4 in the manner directed by your broker, but your shares will constitute broker non-votes on each of the other proposals at the Annual Meeting and will not be counted for purposes of determining the outcome of each such proposal.

VOTING RESULTS

We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Current Report on Form 8-K filed with the SEC no later than four business days following the date of the Annual Meeting.

COSTS OF PROXY SOLICITATION

The accompanying proxy is being solicited on behalf of our Board of Directors. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, the Notice of Internet Availability of Proxy Materials, this Proxy Statement and form of proxy and our 2020 Annual Report, the cost of making such materials available on the Internet and the cost of soliciting proxies will be paid by us. In addition to use of the mails, we may solicit proxies in person or by telephone, facsimile or other means of communication by certain of our directors, officers and regular employees who will not receive any additional compensation for such solicitation. We have also engaged Morrow Sodali LLC to assist us in connection with the solicitation of proxies for the Annual Meeting for a fee that we do not expect to exceed $15,000 plus a reasonable amount to cover expenses. We have agreed to indemnify Morrow Sodali LLC against certain liabilities arising out of or in connection with this engagement. We will also reimburse brokers or other persons holding our common stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

ATTENDING THE ANNUAL MEETING

Anyone may attend the Annual Meeting online at www.virtualshareholdermeeting.com/WDC2020, but you are only entitled to participate in the Annual Meeting, including asking questions and voting at the meeting, if you were a stockholder of record or a beneficial stockholder as of the close of business on September 21, 2020, the record date, or you hold a valid legal proxy for the Annual Meeting. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

SUBMISSION OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Proposals for Inclusion in Proxy Materials

For your proposal to be considered for inclusion in the proxy statement and form of proxy for our 2021 annual meeting of stockholders, your written proposal must be received by our Secretary at our principal executive offices no later than June 7, 2021 and must comply with Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2021 annual meeting of stockholders by more than 30 days from the date of this year's Annual Meeting, your written proposal must be received by our Secretary at our principal executive offices a reasonable time before we begin to print and mail our proxy materials for our 2021 annual meeting of stockholders.

Nomination of Director Candidates and Proposals Not Intended for Inclusion in Proxy Materials

If you intend to nominate an individual for election to our Board of Directors at our 2021 annual meeting of stockholders or wish to present a proposal at the 2021 annual meeting of stockholders but do not intend for such proposal to be included in the proxy statement for such meeting, our By-laws require that, among other things, stockholders give written notice of the nomination or proposal to our Secretary at our principal executive offices no earlier than the close of business on July 21, 2021 (the 120th day prior to the first anniversary of the Annual Meeting) and no later than the close of business on August 20, 2021 (the 90th day prior to the first anniversary of the Annual Meeting).

Notwithstanding the foregoing, in the event that we change the date of the 2021 annual meeting of stockholders to a date that is more than 30 days before or more than 70 days after the anniversary of the Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 120 days prior to the date of the 2021 annual meeting of stockholders and no later than the close of business on the later of 90 days prior to the date of the 2021 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2021 annual meeting of stockholders is made. Stockholder proposals not intended to be included in the proxy statement or nominations for director candidates that do not meet the notice requirements set forth above and further described in Section 2.11 of our By-laws will not be acted upon at the 2021 annual meeting of stockholders.

Nomination of Director Candidates for Inclusion in Proxy Materials (Proxy Access)

If you intend to nominate a director candidate pursuant to the proxy access process set forth in Section 2.14 of our By-laws, you, or a group of not more than 20 stockholders, must, among other requirements, have owned 3% or more of our outstanding common stock continuously for at least three years and give written notice of the nomination to our Secretary at our principal executive offices no earlier than the close of business on May 8, 2021 (the 150th day prior to the first anniversary of the date that proxy materials for the Annual Meeting were first released to stockholders) and no later than the close of business on June 7, 2021 (the 120th day prior to the first anniversary of the date that proxy materials for the Annual Meeting were first released to stockholders).

Notwithstanding the foregoing, in the event that we change the date of the 2021 annual meeting of stockholders to a date that is more than 30 days before or more than 70 days after the anniversary of the Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 150 days prior to the date of the 2021 annual meeting of stockholders and no later than the close of business on the later of 120 days prior to the date of the 2021 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2021 annual meeting of stockholders is made.

Use of the proxy access process is subject to all eligibility, procedural and disclosure requirements set forth in Section 2.14 of our By-laws.

ELIMINATING DUPLICATIVE PROXY MATERIALS

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, stockholders of record who have the same address and last name and did not receive a Notice or otherwise receive their proxy materials electronically will receive only one copy of our proxy materials unless we receive contrary instructions from one or more of such stockholders. Upon oral or written request, we will deliver promptly a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of proxy materials was delivered. If you are a stockholder of record at a shared address to which we delivered a single copy of the proxy materials and you desire to receive a separate copy of the proxy materials for the Annual Meeting or for our future meetings, or if you are a stockholder at a shared address to which we delivered multiple copies of the proxy materials and you desire to receive one copy in the future, please submit your request to the Householding Department of Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717, or at 1-866-540-7095. If you are a beneficial stockholder, please contact your bank, broker, trustee or other nominee directly if you have questions, require additional copies of the proxy materials, wish to receive multiple reports by revoking your consent to householding or wish to request single copies of the proxy materials in the future.

AVAILABILITY OF ANNUAL REPORT

Our 2020 Annual Report has been posted on our corporate website at investor.wdc.com and on the Internet at www.proxyvote.com. For stockholders receiving a Notice of Internet Availability of Proxy Materials, the Notice will contain instructions on how to request a printed copy of our 2020 Annual Report. For stockholders receiving a printed copy of this Proxy Statement, a copy of our 2020 Annual Report also will be included. In addition, we will provide, without charge, a copy of our 2020 Annual Report (including the financial statements but excluding the exhibits thereto) upon the written request of any stockholder or beneficial owner of our common stock. Requests should be directed to the following address:



Secretary
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

COMMUNICATION WITH THE COMPANY

Stockholders or other interested parties who wish to communicate with us may do so by mail as follows. The name of any specific intended management or Board recipient(s) should be noted in the communication, including whether the communication is intended only for our non-executive Chairman of the Board, Lead Independent Director or non-employee directors. See also the section entitled "Corporate Governance Matters—Board Processes and Policies—Communicating with Directors."



Secretary
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

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Appendix A—Non-GAAP Financial Measures

We have disclosed in this Proxy Statement financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP measures are not an alternative for measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. These measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. These non-GAAP measures are used by management for assessing our financial performance and as a measurement of our performance for incentive compensation purposes.

The Compensation and Talent Committee used non-GAAP net income as a pre-established performance goal under our STI plan for fiscal 2020 and non-GAAP diluted income per common share as a pre-established performance goal under our fiscal 2019-2020 PSU awards. In accordance with the pre-established terms of the STI and PSU awards, these non-GAAP performance measures excluded certain material or unusual items that we believe are not indicative of the underlying performance of our business as detailed below.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

The following non-GAAP measures (namely, non-GAAP gross margin and non-GAAP net income and diluted income per common share) exclude certain expenses, gains and losses that we believe are not indicative of our core operating results or because they are consistent with the financial models and estimates published by many analysts who follow our company and our peers. As further detailed below, the expenses, gains and losses excluded from the following non-GAAP measures include the amortization of acquired intangible assets; stock-based compensation expense; employee termination, asset impairment and other charges; charges related to acquisitions and dispositions; charges related to cost saving initiatives; manufacturing underutilization charges; power outage charges; convertible debt activity; debt extinguishment costs; other charges; and income tax adjustments.

The following tables present reconciliations of our GAAP gross margin to our non-GAAP gross margin and our GAAP net income and diluted income per common share to our non-GAAP net income and diluted income per common share:

(in millions, except per share information, unaudited)

	Year Ended July 3, 2020
Revenue	**$16,736**
Reconciliation of non-GAAP gross margin	
GAAP gross profit	$3,781
Amortization of acquired intangible assets	610
Stock-based compensation expense	51
Charges related to cost saving initiatives	3
Manufacturing underutilization charges	—
Power outage charges	68
Other	(8)
Non-GAAP gross profit	$4,505
GAAP gross margin	22.6%
Non-GAAP gross margin	26.9%

	Year Ended July 3, 2020	Year Ended June 28, 2019	Fourth Quarter Fiscal 2019	Third Quarter Fiscal 2019	Second Quarter Fiscal 2019	First Quarter Fiscal 2019
Reconciliation of non-GAAP net income (loss) and earnings per share:						
GAAP net income (loss)	($250)	($754)	($197)	($581)	($487)	511
Amortization of acquired intangible assets	769	968	207	229	256	276
Stock-based compensation expense	308	306	64	84	79	79
Employee termination, asset impairment and other charges	32	166	24	76	20	46
Charges related to acquisitions and dispositions	9	—	—	—	—	—
Charges related to cost saving initiatives	9	22	7	3	8	4
Manufacturing underutilization charges	—	264	67	148	49	—
Power outage charges	68	145	145	—	—	—
Convertible debt activity	28	27	7	7	6	7
Other	1	46	24	28	(3)	(3)
Income tax adjustments	(60)	239	(298)	55	496	(14)
Non-GAAP net income	$914	$1,429	$50	$49	$424	$906
Short-term incentive cap adjustment	(32)					
Non-GAAP net income, for purposes of calculating achievement under short-term incentive plan	$882					
Diluted weighted average shares outstanding						
GAAP	298	292				
Non-GAAP	301	295				
Diluted income (loss) per common share:						
GAAP	($0.84)	($2.58)				
Non-GAAP	$3.04	$ 4.84				

EXPLANATIONS OF ADJUSTMENTS TO NON-GAAP MEASURES

As detailed above, the company excludes the following items from its non-GAAP financial measures:

Amortization of acquired intangible assets. The company incurs expenses from the amortization of acquired intangible assets over their economic lives. Such charges are significantly impacted by the timing and magnitude of the company's acquisitions and any related impairment charges.

Stock-based compensation expense. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, the subjective assumptions involved in those determinations, and the volatility in valuations that can be driven by market conditions outside the company's control, the company believes excluding stock-based compensation expense enhances the ability of management and investors to understand and assess the underlying performance of its business over time and compare it against the company's peers, a majority of whom also exclude stock-based compensation expense from their non-GAAP results.

Employee termination, asset impairment and other charges. From time-to-time, in order to realign the company's operations with anticipated market demand or to achieve cost synergies from the integration of acquisitions, the company may terminate employees and/or restructure its operations. From time-to-time, the company may also incur charges from the impairment of intangible assets and other long-lived assets. These charges (including any reversals of charges recorded in prior periods) are inconsistent in amount and frequency, and the company believes are not indicative of the underlying performance of its business.

Charges related to acquisitions and dispositions. In connection with the company's business combinations or dispositions, the company incurs expenses which it would not have otherwise incurred as part of its business operations. These expenses include third-party professional service and legal fees, third-party integration services, severance costs, non-cash adjustments to the fair value of acquired inventory, contract termination costs and retention bonuses. The company may also experience other accounting impacts in connection with these transactions. These charges and impacts are related to acquisitions and dispositions, are inconsistent in amount and frequency, and the company believes are not indicative of the underlying performance of its business.

Charges related to cost saving initiatives. In connection with the transformation of the company's business, the company has incurred charges related to cost saving initiatives which do not qualify for special accounting treatment as exit or disposal activities. These charges, which the company believes are not indicative of the underlying performance of its business, primarily relate to costs associated with rationalizing the company's channel partners or vendors, transforming the company's information systems infrastructure, integrating the company's product roadmap, and accelerated depreciation of assets.

Manufacturing underutilization charges. In response to flash business conditions, the company temporarily reduced its wafer starts during fiscal 2019 at its flash-based memory manufacturing facilities operated through its strategic partnership with Kioxia Corporation. The temporary abnormal reduction in output resulted in flash manufacturing underutilization charges which were expensed as incurred. These charges are inconsistent in amount and frequency, and the company believes these charges are not part of the ongoing operation of its business.

Power outage charges. In June 2019, an unexpected power outage incident occurred at the flash-based memory manufacturing facilities operated through the company's strategic partnership with Kioxia Corporation in Yokkaichi, Japan. The power outage incident resulted in the write-off of damaged inventory and unabsorbed manufacturing overhead costs which are expensed as incurred. These charges are inconsistent in amount and frequency, and the company believes these charges are not part of the ongoing production operation of its business.

Convertible debt activity. The company excludes non-cash economic interest expense associated with its convertible notes. These charges do not reflect the company's operating results, and the company believes are not indicative of the underlying performance of its business.

Other adjustments. From time-to-time, the company sells or impairs investments or other assets which are not considered necessary to its business operations, or incurs other charges or gains that the company believes are not a part of the ongoing operation of its business. The resulting expense or benefit is inconsistent in amount and frequency.

Income tax adjustments. Income tax adjustments include the difference between income taxes based on a forecasted annual non-GAAP tax rate and a forecasted annual GAAP tax rate as a result of the timing of certain non-GAAP pre-tax adjustments. The income tax adjustments include the company's final adjustments for the tax effects of the Tax Cuts and Jobs Act allowed within the one-year measurement period that ended on December 22, 2018, as well as estimates related to the current status of the rules and regulations governing the transition to the Tax Cuts and Jobs Act. These adjustments are excluded because they are infrequent and the company believes that they are not indicative of the underlying performance of its business.

Short-term incentive cap adjustment. For fiscal 2020, short-term incentive payouts were capped to reflect the company's performance in the context of market conditions, which resulted in a benefit to non-GAAP net income.

Appendix B—Amended and Restated 2017 Performance Incentive Plan

(Amended and Restated as of August 10, 2020)

1. PURPOSE OF PLAN

The purpose of this Western Digital Corporation 2017 Performance Incentive Plan (formerly the "Western Digital Corporation 2004 Performance Incentive Plan" and referred to herein as this "**Plan**") of Western Digital Corporation, a Delaware corporation (the "**Corporation**"), is to promote the success of the Corporation and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An "**Eligible Person**" is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a member of the Board; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation's eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the "**Securities Act**"), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation's compliance with any other applicable laws. An Eligible Person who has been granted an award (a "participant") may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, "**Subsidiary**" means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and "**Board**" means the Board of Directors of the Corporation.

3. PLAN ADMINISTRATION

3.1 *The Administrator.* This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its powers under this Plan. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (x) a majority of the members of the acting Administrator shall constitute a quorum, and (y) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2 *Powers of the Administrator.* Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:

   (a)   determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b) grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required (subject to the minimum vesting rules of Section 5.1.5), establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c) approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations necessary under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e) cancel, modify, or waive the Corporation's rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f) accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5;

(g) adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator's action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award); provided, that the grant date of any award may not be modified once such grant date has occurred;

(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below); and

(k) determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

Notwithstanding the foregoing and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (1) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (2) cancel, exchange, replace or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.3 **Binding Determinations.** Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a participant should an award or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), should an option intended as an ISO (as defined below) fail to actually meet the requirements of the Internal Revenue Code of 1986, as amended (the "**Code**"), applicable to ISOs, should any award fail to qualify for any intended tax treatment or be subject to tax, penalty, or interest under Section 409A of the Code or other tax penalties, or otherwise for any tax or other liability imposed on a participant with respect to an award.

3.4 *Reliance on Experts.* In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5 *Delegation.* The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1 *Shares Available.* Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation's authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, "**Common Stock**" shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 *Share Limits.*

4.2.1 *Aggregate Share Limit.* The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the "**Share Limit**") is equal to the sum of the following:

(1) 105,580,215 shares of Common Stock, plus

(2) the number of any shares of Common Stock subject to stock options outstanding under the SanDisk 2013 Incentive Plan (the "**SanDisk Plan**") as of the Effective Date (as defined below) which expire, or for any reason are cancelled or terminated, after the Effective Date without being exercised (which, for purposes of clarity, shall become available for award grants under this Plan on a one-for-one basis), plus

(3) 1.72 times the number of any shares of Common Stock subject to restricted stock unit awards outstanding and unvested under the SanDisk Plan as of the Effective Date (including any dividend equivalents thereon) that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation after the Effective Date without having become vested (for clarity, with the 1.72:1 ratio to reflect the "Full-Value Award" ratio below);

provided that in no event shall the Share Limit exceed the sum of (i) the 105,580,215 shares set forth above, plus (ii) the number of shares of Common Stock subject to stock options outstanding under the SanDisk Plan as of the Effective Date that could become available for award grants under this Plan pursuant to clause (2) above, plus (iii) the number of shares of Common Stock subject to restricted stock unit awards outstanding and unvested under the SanDisk Plan as of the Effective Date that could become available for award grants under this Plan pursuant to clause (3) above).

Shares issued in respect of any "Full-Value Award" granted under this Plan shall be counted against the foregoing Share Limit as 1.72 shares for every one share actually issued in connection with such award. For this purpose, a "**Full-Value Award**" means any award under this Plan that is <u>not</u> a stock option grant or a stock appreciation right grant.

4.2.2 **Aggregate Share Limit.** The following limits also apply with respect to awards granted under this Plan:

(1) The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is 91,837,248 shares.

(2) The maximum number of shares of Common Stock subject to those options and stock appreciation rights that are granted during any calendar year to any individual under this Plan is 1,000,000 shares.

(3) In no event shall the value (based on the fair market value of the shares on the date of grant of the applicable award, using such valuation principles as determined by the Administrator) of the shares of Common Stock subject to awards granted under this Plan to any one non-employee member of the Board (a "**Non-Employee Director**") in any one Grant Year exceed $900,000. The limit in the preceding sentence shall not apply as to any award granted to an individual for services in a capacity other than as a Non-Employee Director, even if such individual is, was or becomes a Non-Employee Director. For this purpose, "**Grant Year**" means the annual period commencing on the date of the Corporation's annual meeting of stockholders and concluding on the day immediately preceding the next annual meeting of stockholders, or such other annual period as the Administrator may determine in its discretion.

4.3 **Awards Settled in Cash, Reissue of Awards and Shares.** The share limits of this Plan are subject to adjustment pursuant to the following provisions of this Section 4.3. Refer to Section 8.10 for application of this Plan's share limits with respect to assumed awards.

(a) Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall again be available for subsequent awards under this Plan.

(b) Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award under this Plan, or any award outstanding under the SanDisk Plan, and shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award under this Plan or the SanDisk Plan, shall be treated as follows: (i) to the extent that the exchange or withholding occurred with respect to a stock option or stock appreciation right, such shares shall not be available for subsequent awards under this Plan; (ii) to the extent that the exchange or withholding occurred prior to November 7, 2018 with respect to a Full-Value Award, such shares shall not be available for subsequent awards under this Plan; and (iii) to the extent that the exchange or withholding occurs on or after November 7, 2018 with respect to a Full-Value Award, such shares shall not be counted against the Share Limit and shall again be available for subsequent awards under this Plan.

(c) To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall again be available for subsequent awards under this Plan.

(d) In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan. To the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.)

Each of the numerical limits of Section 4.2 is also subject to adjustment as contemplated by Section 7.1. If any share subject to a Full-Value Award, or exchanged or withheld with respect to a Full-Value Award, becomes available for subsequent awards under this Plan pursuant to clause (a), (b) or (c) above, such share shall be credited as 1.72 shares when determining the number of shares that shall again become available for subsequent awards under this Plan if (i) upon grant of the related award, the shares underlying the award had been counted against the Share Limit at the 1.72:1 ratio applicable to Full-Value Awards or (ii) the related award had been granted under the SanDisk Plan.

The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

4.4 *No Fractional Shares.* Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan.

5. AWARDS

5.1 *Type and Form of Awards.* The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 *Stock Options.* A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an "**ISO**") or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2 *Additional Rules Applicable to ISOs.* To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term "subsidiary" is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be rendered a nonqualified stock option.

5.1.3 *Stock Appreciation Rights.* A stock appreciation right or "**SAR**" is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the "base price" of the award, which base price shall not be less than the fair market value of a share of Common Stock on the date the SAR was granted and shall be set forth in the applicable award agreement. The maximum term of a SAR shall be ten (10) years.

5.1.4 *Other Awards.* The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, phantom stock, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant (except as provided below with respect to dividend equivalent rights) or vest upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted in connection with a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.1.5 *Minimum Vesting Requirements.* Except for any accelerated vesting required pursuant to Section 7 or as provided in the next sentence, each award granted under this Plan that is granted or payable in shares of Common Stock shall be subject to a minimum vesting requirement of one-year and no portion of any such award may vest earlier than the first anniversary of the grant date of the award (the "**Minimum Vesting Requirement**"). The Minimum Vesting Requirement shall not apply to 5% of the total number of shares available under this Plan (which shares may be used for awards that do not include a one year vesting period or may provide for no vesting requirement) and shall not limit or restrict the Administrator's discretion to accelerate or provide for the acceleration of vesting of any award in circumstances it determines to be appropriate.

5.1.6 *Performance Goals.* The grant, vesting, exercisability or payment of an award may (but need not) depend on the degree of achievement of one or more performance goals relative to a pre-established targeted level or levels using one or more of the Business Criteria set forth below (on an absolute or relative (including, without limitation, relative to the performance of one or more other companies or upon comparisons of any of the indicators of performance relative to one or more other companies) basis, any of which may also be expressed as a growth or decline measure relative to an amount or performance for a prior date or period) for the Corporation on a consolidated basis or for one or more of the Corporation's subsidiaries, segments, divisions or business units, or any combination of the foregoing, or any other basis for measurement as established by the Administrator. The "**Business Criteria**" as selected by the Administrator in its sole discretion may be: (i) earnings per share, (ii) adjusted earnings per share, (iii) cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), (iv) stock price, (v) total stockholder return, (vi) gross or net sales or revenue, (vii) revenue growth, (viii) operating income (before or after taxes), (ix) net earnings (before or after interest, taxes, depreciation and/or amortization), (x) return on equity, assets, capital or net investment, (xi) cost or expense containment or reduction, (xii) market share or total available market, (xiii) economic value added, (xiv) gross margin or adjusted gross margin, (xv) net income, or any combination thereof, or any other criterion or criteria established by the Administrator. Unless otherwise approved by the Administrator, the specific performance formula, goal or goals ("targets") as to such a performance-based award must be established during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event after 25% or more of the performance period has elapsed). The Administrator may provide that any performance-based goals (or the applicable measure of performance) will be adjusted to mitigate the unbudgeted impact of significant, material, unusual or nonrecurring items, accounting changes, extraordinary events not foreseen at the time the targets were set, or other circumstances determined by the Administrator. By way of example, such adjustment items may include, but are not limited to, one or more of the following: (i) items related to a change in accounting principle, (ii) items relating to financing activities, (iii) expenses for restructuring or productivity initiatives, (iv) other non-operating items, (v) items related to acquisitions, (vi) items attributable to the business operations of any entity acquired by the Corporation during the performance period, (vii) items related to the disposal of a business or segment of a business, (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards, (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period, (x) any other items of significant income or expense, (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets, (xiii) items that are outside the scope of core, on-going business activities, (xiv) items related to acquired in-process research and development, (xv) items relating to changes in tax laws, (xvi) items relating to licensing or partnership arrangements, (xvii) items relating to asset impairment charges, (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements, or (xix) items relating to any other unusual or nonrecurring events or changes in applicable law or business conditions.

5.2 *Award Agreements.* Each award shall be evidenced by either (1) a written award agreement in a form approved by the Administrator, or (2) an electronic notice of award grant in a form approved by the Administrator and recorded by the Corporation (or its designee) in an electronic recordkeeping system used for the purpose of tracking award grants under this Plan generally (in each case, an "award agreement"), as the Administrator may provide and, in each case and if required by the Administrator, executed or otherwise electronically accepted (including deemed acceptance) by the recipient of the award in such form and manner as the Administrator may require. The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the Corporation. The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.3 *Deferrals and Settlements.* Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose, as set forth in the applicable award agreement. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan and in accordance with the applicable award agreement. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4 *Consideration for Common Stock or Awards.* The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

- a reduction in compensation otherwise payable to the recipient of such award or for services rendered by the recipient;

- cash, check payable to the order of the Corporation, or electronic funds transfer;

- notice and third party payment in such manner as may be authorized by the Administrator;

- the delivery of previously owned shares of Common Stock;

- by a reduction in the number of shares otherwise deliverable pursuant to the award; or

- subject to such procedures as the Administrator may adopt, pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards, including through same-day sales.

In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant's ability to pay any purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.5 *Definition of Fair Market Value.* For purposes of this Plan, "fair market value" shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) of a share of Common Stock on the Nasdaq Stock Market (or, if the Common Stock is not then traded on the Nasdaq Stock Market, on the principal national securities exchange on which the Common Stock is then listed or admitted to trade) (the "**Exchange**") for the date in question or, if no sales of Common Stock were made on the Exchange on that date, the closing price (in regular trading) of a share of Common Stock on the Exchange for the next preceding day on which sales of Common Stock were made on the Exchange. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the last closing price (in regular trading) of a share of Common Stock on the Exchange available at the relevant time or the average of the high and low trading prices of a share of Common Stock on the Exchange for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Exchange as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6 *Transfer Restrictions.*

5.6.1 *Limitations on Exercise and Transfer.* Unless otherwise expressly provided in (or pursuant to) this Section 5.6, by applicable law and by the award agreement, as the same may be amended, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2 *Exceptions.* The Administrator may permit awards to be transferred to other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing; provided, however, that any such transfer shall only be permitted if it is made by the participant for estate or tax planning or charitable purposes for no (or nominal; i.e. the minimum consideration required by applicable law) consideration, as determined by the Administrator. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws.

5.6.3 *Further Exceptions to Limits on Transfer.* The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a) transfers to the Corporation,

(b) the designation of a beneficiary to receive benefits in the event of the participant's death or, if the participant has died, transfers to or exercise by the participant's beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c) subject to any applicable limitations on ISOs and to such procedures as the Administrator may prescribe, transfers to a family member (or former family member) pursuant to a domestic relations order,

(d) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e) the authorization by the Administrator of "cashless exercise" procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

5.7 *International Awards.* One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator. The awards so granted need not comply with other specific terms of this Plan, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or any applicable listing agency.

6. EFFECT OF TERMINATION OF SERVICE ON AWARDS

6.1 *General.* The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 *Events Not Deemed Terminations of Service.* Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator;

provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the award agreement.

6.3 **Effect of Change of Subsidiary Status.** For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person's award(s) in connection with such transaction.

7. ADJUSTMENTS; ACCELERATION

7.1 **Adjustments.** Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 **Corporate Transactions - Assumption and Termination of Awards.** Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a merger, combination, consolidation, or other reorganization; any exchange of Common Stock or other securities of the Corporation; a sale of all or substantially all the business, stock or assets of the Corporation; a dissolution of the Corporation; or other event in which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may make provision for a cash payment in settlement of, or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of (or, as may be necessary to effect such action, immediately prior to) any event described in the preceding sentence, then, unless the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award or the award would otherwise continue in accordance with its terms in the circumstances: (1) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the "target" performance level); and (2) each award shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

For purposes of this Section 7.2, an award shall be deemed to have been "assumed" if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation's assets directly or through one or more subsidiaries (a "**Parent**")), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3 *Possible Acceleration of Awards.* Without limiting Section 7.2 or the Administrator's broad authority to establish vesting provisions, in the event of a Change in Control Event (as defined below), the Administrator may, in its discretion, provide that any outstanding option or SAR shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and that any other award granted under this Plan that is then outstanding shall be payable to the holder of such award. The Administrator may take such action with respect to all awards then outstanding or only with respect to certain specific awards identified by the Administrator in the circumstances and may condition any such acceleration upon the occurrence of another event (such as, without limitation, a termination of the award holder's service). For purposes of this Plan, "**Change in Control Event**" means any of the following:

(a) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, a "**Person**"), alone or together with its affiliates and associates, including any group of persons which is deemed a "person" under Section 13(d)(3) of the Exchange Act (other than the Corporation or any subsidiary thereof or any employee benefit plan (or related trust) of the Corporation or any subsidiary thereof, or any underwriter in connection with a firm commitment public offering of the Corporation's capital stock), becomes the "beneficial owner" (as such term is defined in Rule 13d-3 of the Exchange Act, except that a person shall also be deemed the beneficial owner of all securities which such person may have a right to acquire, whether or not such right is presently exercisable, referred to herein as "**Beneficially Own**" or "**Beneficial Owner**" as the context may require) of thirty-three and one third percent or more of (i) the then outstanding shares of the Corporation's common stock ("**Outstanding Company Common Stock**") or (ii) securities representing thirty-three and one-third percent or more of the combined voting power of the Corporation's then outstanding voting securities ("**Outstanding Company Voting Securities**") (in each case, other than an acquisition in the context of a merger, consolidation, reorganization, asset sale or other extraordinary transaction covered by, and which does not constitute a Change in Control Event under, clause (c) below);

(b) A change, during any period of two consecutive years, of a majority of the Board as constituted as of the beginning of such period, unless the election, or nomination for election by the Corporation's stockholders, of each director who was not a director at the beginning of such period was approved by vote of at least two-thirds of the Incumbent Directors then in office (for purposes hereof, "**Incumbent Directors**" shall consist of the directors holding office as of the Effective Date and any person becoming a director subsequent to such date whose election, or nomination for election by the Corporation's stockholders, is approved by a vote of at least a majority of the Incumbent Directors then in office);

(c) Consummation of any merger, consolidation, reorganization or other extraordinary transaction (or series of related transactions) involving the Corporation, a sale or other disposition of all or substantially all of the assets of the Corporation, or the acquisition of assets or stock of another entity by the Corporation or any of its subsidiaries (each, a "**Business Combination**"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the Beneficial Owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Corporation or all or substantially all of the Corporation's assets directly or through one or more subsidiaries (a "**Parent**")), (2) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Corporation or such entity resulting from such Business Combination or Parent, and excluding any underwriter in connection with a firm commitment public offering of the Corporation's capital stock) Beneficially Owns, directly or indirectly, more than thirty-three and one third percent of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Parent were Incumbent Directors at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d) The stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation (other than in the context of a merger, consolidation, reorganization, asset sale or other extraordinary transaction covered by, and which does not constitute a Change in Control Event under, clause (c) above).

7.4 **Other Acceleration Rules.** Any acceleration of awards pursuant to this Section 7 shall comply with applicable legal requirements and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Administrator to occur prior to the applicable event, provided that the original terms of the award will be reinstated if the event giving rise to the acceleration does not actually occur. The Administrator may override the provisions of Section 7.2 and 7.3 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with a Change in Control Event or any other action permitted hereunder shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8. OTHER PROVISIONS

8.1 **Compliance with Laws.** This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, the acceptance of promissory notes and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2 **No Rights to Award.** No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3 **No Employment/Service Contract.** Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee's status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person's compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4 *Plan Not Funded.* Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5 *Tax Withholding.* Upon any exercise, vesting, or payment of any award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a) The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant's personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(b) The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant's personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the applicable withholding obligation on exercise, vesting or payment. The Corporation may, with the Administrator's approval, accept one or more promissory notes from any Eligible Person in connection with taxes required to be withheld upon the exercise, vesting or payment of any award under this Plan; provided that any such note shall be subject to terms and conditions established by the Administrator and the requirements of applicable law.

8.6 *Effective Date, Termination and Suspension, Amendments.*

8.6.1 *Effective Date.* This Plan was initially adopted by the Board on September 21, 2004. The Amendment and Restatement of this Plan is effective as of August 7, 2019 (the "**Effective Date**"). Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on August 4, 2025. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2 *Board Authorization.* The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3 *Stockholder Approval.* An amendment to this Plan shall be subject to stockholder approval only to the extent then required by applicable law or stock exchange rules or deemed necessary or advisable by the Board.

8.6.4 *Amendments to Awards.* Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2.

8.6.5 *Limitations on Amendments to Plan and Awards.* No amendment, suspension or termination of this Plan or change of or affecting any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6 and shall not require stockholder approval or the consent of the award holder.

8.7 *Privileges of Stock Ownership.* Except as otherwise expressly authorized by the Administrator or this Plan, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8 *Governing Law; Construction; Severability.*

8.8.1 *Choice of Law.* This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.8.2 *Severability.* If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3 *Plan Construction.* It is intended that this Plan, as well as awards granted under this Plan, comply with, and not result in any tax, penalty or interest under, Section 409A of the Code. This Plan, as well as awards granted under this Plan, shall be construed and interpreted accordingly.

8.9 *Captions.* Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10 *Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation.* Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided that the awards reflect adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11 *Non-Exclusivity of Plan.* Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.12 *No Corporate Action Restriction.* The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof, as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.

8.13 ***Other Company Benefit and Compensation Programs.*** Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.14 ***Forfeiture and Clawback Provisions.***

(a) All awards granted under this Plan (including any proceeds, gains or other economic benefit actually or constructively received by the award holder upon any receipt, vesting, payment or exercise of any award or upon the receipt or resale of any shares of Common Stock underlying the award) shall be subject to the provisions of any clawback or similar policy implemented by the Corporation from time to time, including, without limitation, any clawback or similar policy adopted to comply with the requirements of applicable law, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such clawback policy and/or in the applicable award agreement.

(b) Pursuant to its authority to determine the terms and conditions applicable to awards under the Plan and without limiting the generality of that authority, the Administrator shall have the right to provide, in the applicable policy, award agreement or other written agreement that: (i) any proceeds, gains or other economic benefit actually or constructively received by the award holder upon any receipt, vesting, payment or exercise of the award, or upon the receipt or resale of any shares of Common Stock underlying the award, shall be paid to the Corporation, and (ii) the award shall terminate and any outstanding portion of the award (whether or not vested) shall be forfeited, if (x) a termination of service occurs prior to a specified date, or within a specified time period following receipt, vesting or exercise of the award, or (y) the award holder at any time, or during a specified time period, engages in any activity in competition with the Corporation, or which is inimical, contrary or harmful to the interests of the Corporation, as further defined by the Administrator for purposes of the award, or (z) the award holder incurs a termination of service for "cause" (as such term is defined by the Administrator for purposes of the award).

Corporate Headquarters
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, CA 95119
P: 408.717.6000

Investor Relations
W: investor.wdc.com
E: investor@wdc.com
P: 800.695.6399

Worldwide Websites
westerndigital.com
wd.com
sandisk.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15thAvenue
Brooklyn, New York 11219
W: astfinancial.com
P: 800.937.5449

Independent Registered Public Accounting Firm
KPMG LLP

Stock Exchange Listing
Western Digital's common stock trades on the Nasdaq Global Select Market® under the symbol WDC.

Financial and investor information is available on the company's Investor Relations website at investor.wdc.com.

Western Digital.

2278–001005A14 Oct. 2020